Dreyfus Founders Balanced Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

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Contents

The Fund



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Balanced Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

John B. Jares, CFA, and Catherine A. Powers, CFA,
Portfolio Managers

How did Dreyfus Founders Balanced Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, Dreyfus Founders Balanced Fund produced a total return of 9.66% for Class A Shares, 8.75% for Class B Shares, 8.87% for Class C Shares, 9.91% for Class F Shares, 10.10% for Class R Shares, and 9.56% for Class T Shares[1] in comparison to its benchmark, the Standard & Poor's 500 Composite Stock Price Index, which gained 15.78% for the same time period.[2]

Stocks ended 2006 broadly higher due to strong corporate profits and waning concerns regarding the economy and inflation. Bonds also generally fared well, but to a lesser extent than stocks, as short-term interest rates stabilized and inflationary pressures eased over the second half of the year. The fund produced lower returns than its equity-only benchmark, which we attribute primarily to the moderating effect of the fund's fixed-income portfolio, which sought to minimize volatility and achieve current income.

What is the fund's investment approach?

The fund seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government debt securities and corporate fixed-income obligations. The fund's equity portion uses a "growth style" of investing, in which we search for companies whose fundamental strengths suggest the potential for superior earnings growth over time. Our "bottom-up" approach emphasizes individual stock selection through intensive qualitative and quantitative research. When choosing bonds, we consider their income characteristics as well as the potential for capital appreciation. We may invest in U.S. government securities, investment-grade and high yield corporate bonds, mortgage-related securities and asset-backed securities.

What other factors influenced the fund's performance?

Resurgent energy prices and rising interest rates dampened investor sentiment over the first half of the year. As a result, stocks and bonds generally lost value. However, investors' economic concerns waned over the second half of 2006, when the Federal Reserve Board (the "Fed") held short-term interest rates steady after its June 30 meeting. Both stocks and bonds responded well to the Fed's decision and generally rallied, more than offsetting previous weakness. Furthermore, economic data suggested that the U.S. economy, despite showing signs of slowing, continued to trend upward, which helped moderate recession concerns.

In this environment, we generally maintained the fund's allocations of approximately 60% of assets to stocks and approximately 40% to bonds during 2006. In the stock portfolio, our security selection strategy in the information technology sector was one of the greater drivers of relative performance in 2006. Top performers included hardware manufacturers Cisco Systems, Apple Computer, Hewlett-Packard and Microsoft. Cisco Systems reported robust earnings growth and remained well-positioned for the next generation of voice and data technology to hit the consumer market. Apple continued to benefit from the success of its iPod music players and other new products. Hewlett-Packard's stock price rose on solid business execution by the company's new management and the favorable acquisition of numerous software companies.

Strong relative performance in the industrials sector was driven by rebounding airline companies, particularly Continental Airlines, as consolidation and cost efficiencies aided the airline industry's turnaround. The consumer discretionary sector also produced several strong individual performers, including apparel retailer Kohl's and supermarket chain Safeway.

However, the fund's health care holdings hampered returns during the reporting period, with stent manufacturer Boston Scientific, pharmaceutical companies MGI Pharma and Omnicare, and vision product manufacturer Advanced Medical Optics each producing shortfalls. Relatively light exposure to the telecommunications services sector and weakness in wireless services provider Sprint detracted from performance. Finally, the fund's light exposure to the financials sector and disappointing selections among financials stocks produced a negative impact.

In the fixed-income portfolio, positions in high yield bonds helped the fund participate in the rally among lower-rated credits during the second half of 2006, while we attempted to manage credit risks by focusing on securities with relatively short maturities. In the investment-grade corporate bond market, where we have seen significant negative event risk due to leveraged buy-outs, mergers and share buy-backs, we have favored regulated industries, where such activities are less common, and sectors that offer strong covenant protection. However, an underweight position in mortgage-backed securities detracted modestly from the fund's relative performance. In addition, tactical positions in Treasury Inflation Protected Securities (TIPS) underperformed as energy prices fell in the second half of the year.

What is the fund's current strategy?

In the fund's equities portion, we have continued to find attractive investment opportunities among individual companies, particularly in the information technology sector. We also have identified a number of attractive investment candidates in the health care sector, as a fair amount of underperformance among health care firms in 2006 has produced more attractive valuations. In the fund's fixed-income portion, we have increased the allocation to mortgages in light of continued low market volatility and favorable supply and demand factors. Conversely, we may reduce the fund's position in TIPS due to declining oil prices and a slowing economy, which seem unlikely to produce higher inflation expectations.

January 16, 2007

Part of the fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the fund's investments in IPOs, if any, will continue to have a similar impact on performance

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided for the fund's Class R and Class T shares reflect the absorption of certain portfolio expenses by an affiliate of Founders pursuant to an agreement that will extend through at least August 31, 2007, and will not be terminated without prior notice to the fund's Board of Directors. Had these expenses not been absorbed, the fund's Class R and Class T shares' returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Balanced Fund Class F shares with the Standard & Poor's 500 Composite Stock Price Index and the Lipper Balanced Fund Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

Part of the fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the fund's investments in IPOs, if any, will continue to have a similar impact on performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Balanced Fund on 12/31/96 to a $10,000 investment made in each of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index") and the Lipper Balanced Fund Index (the "Lipper Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The S&P 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. Unlike the fund, it does not contain a fixed-income component. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. The S&P 500 Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**3.40%**	**2.32%**	**–**	**(1.49)%**
without sales charge	**12/31/99**	**9.66%**	**3.54%**	**–**	**(0.65)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**4.75%**	**2.40%**	**–**	**(1.28)%**
without redemption	**12/31/99**	**8.75%**	**2.76%**	**–**	**(1.28)%**
Class C shares					
with applicable redemption charge ††	**12/31/99**	**7.87%**	**2.58%**	**–**	**(1.68)%**
without redemption	**12/31/99**	**8.87%**	**2.58%**	**–**	**(1.68)%**
Class F shares	**2/19/63**	**9.91%**	**3.81%**	**2.38%**	**N/A**
Class R shares	**12/31/99**	**10.10%**	**3.51%**	**–**	**(0.58)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**4.58%**	**2.70%**	**–**	**(1.25)%**
without sales charge	**12/31/99**	**9.56%**	**3.66%**	**–**	**(0.60)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect fee waivers for certain share classes. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Balanced Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 8.01	$ 13.14	$ 13.09	$ 7.38	$ 6.17	$ 9.01
Ending value (after expenses)	$1,090.00	$1,085.80	$1,085.90	$1,091.60	$1,092.30	$1,090.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.73	$ 12.68	$ 12.63	$ 7.12	$ 5.96	$ 8.69
Ending value (after expenses)	$1,017.54	$1,012.60	$1,012.65	$1,018.15	$1,019.31	$1,016.59

† Expenses are equal to the fund's annualized expense ratio of 1.52% for Class A shares, 2.50% for Class B shares, 2.49% for Class C shares, 1.40% for Class F shares, 1.17% for Class R shares and 1.71% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Common Stocks—64.8%	Shares	Value ($)
Aerospace & Defense—.4%		
Empresa Brasileira de Aeronautica, ADR	5,525	**228,901**
Airlines—1.2%		
AMR	8,000 [a]	241,840
Continental Airlines, Cl. B	7,300 [a]	301,125
US Airways Group	3,100 [a]	166,935
		709,900
Apparel Retail—.7%		
Gap	10,086	196,677
Limited Brands	8,019	232,070
		428,747
Application Software—1.1%		
Autodesk	9,519 [a]	385,139
Cognos	6,491 [a]	275,608
		660,747
Asset Management & Custody Banks—.4%		
State Street	3,800	**256,272**
Biotechnology—1.8%		
Amgen	6,860 [a]	468,607
Genzyme	2,900 [a]	178,582
MedImmune	13,422 [a]	434,470
		1,081,659
Broadcasting & Cable TV—.8%		
Comcast, Cl. A (Special)	11,600 [a]	**485,808**
Building Products—.5%		
Masco	10,042	**299,955**
Coal—.3%		
Peabody Energy	4,214	**170,288**
Communications Equipment—3.7%		
Cisco Systems	47,753 [a]	1,305,089
Corning	18,334 [a]	343,029
Motorola	12,028	247,296
Nokia, ADR	20,278	412,049
		2,307,463
Computer & Electronics Retail—.7%		
Best Buy	8,886	**437,102**

Common Stocks (continued)	Shares	Value ($)
Computer Hardware–3.9%		
Apple Computer	9,942 [a]	843,479
Diebold	11,664	543,542
Hewlett-Packard	20,300	836,157
Sun Microsystems	39,120 [a]	212,030
		2,435,208
Computer Storage & Peripherals–1.4%		
EMC/Massachusetts	21,576 [a]	284,803
SanDisk	4,500 [a]	193,635
Seagate Technology	14,921	395,407
		873,845
Consumer Electronics–.3%		
Harman International Industries	1,554	**155,260**
Data Processing & Outsourced Services–.7%		
Automatic Data Processing	6,800	334,900
Western Union	4,707	105,531
		440,431
Department Stores–.9%		
Federated Department Stores	14,200	**541,446**
Diversified Chemicals–.5%		
E.I. du Pont de Nemours & Co.	6,800	**331,228**
Diversified Financial Services–1.4%		
Citigroup	5,028	280,060
JPMorgan Chase & Co.	12,000	579,600
		859,660
Environmental & Facilities Services–.6%		
Waste Management	9,433	**346,852**
Exchange Traded Funds–3.0%		
iShares Russell 1000 Growth Index Fund	11,544	635,266
NASDAQ-100 Index Trust Series 1	13,900	599,924
Standard & Poor's Depository Receipts (Tr. Ser. 1)	4,514	639,589
		1,874,779
Food Distributors–.4%		
SYSCO	6,720	**247,027**
Food Retail–.5%		
Safeway	8,611	**297,596**
Health Care Equipment–1.1%		
Zimmer Holdings	8,365 [a]	**655,649**

Common Stocks (continued)	Shares	Value ($)
Home Entertainment Software—1.1%		
Electronic Arts	13,000 [a]	**654,680**
Home Furnishing Retail—.2%		
Williams-Sonoma	4,109	**129,187**
Hotels, Resorts & Cruise Lines—.3%		
Marriott International, Cl. A	3,663	**174,798**
Household Products—2.5%		
Colgate-Palmolive	11,550	753,522
Procter & Gamble	12,457	800,611
		1,554,133
Hypermarkets & Super Centers—1.4%		
Wal-Mart Stores	18,364	**848,050**
Industrial Conglomerates—2.3%		
General Electric	37,426	**1,392,621**
Integrated Oil & Gas—2.3%		
Chevron	4,629	340,370
Exxon Mobil	13,700	1,049,831
		1,390,201
Internet Software & Services—2.0%		
Google, Cl. A	2,015 [a]	927,867
Yahoo!	10,994 [a]	280,787
		1,208,654
Investment Banking & Brokerage—2.9%		
Charles Schwab	38,400	742,656
Goldman Sachs Group	2,994	596,854
Morgan Stanley	5,734	466,920
		1,806,430
IT Consulting & Other Services—.6%		
Accenture, Cl. A	10,488	**387,322**
Life Sciences Tools & Services—.7%		
Thermo Fisher Scientific	9,167 [a]	**415,173**
Movies & Entertainment—.7%		
Walt Disney	12,430	**425,976**
Multi-Line Insurance—.5%		
American International Group	4,715	**337,877**
Oil & Gas Equipment & Services—.8%		
Schlumberger	7,979	**503,954**

Common Stocks (continued)	Shares	Value ($)
Packaged Foods & Meats—1.2%		
Cadbury Schweppes, ADR	4,959	212,890
Dean Foods	7,234 a	305,854
Unilever (NY Shares)	8,064	219,744
		738,488
Personal Products—1.1%		
Avon Products	20,505	**677,485**
Pharmaceutical—5.6%		
Allergan	5,397	646,237
Bristol-Myers Squibb	8,035	211,481
Covance	3,471 a	204,477
Eli Lilly & Co.	3,792	197,563
Johnson & Johnson	12,813	845,914
Pfizer	12,823	332,116
Schering-Plough	25,398	600,409
Wyeth	9,360	476,611
		3,514,808
Property & Casualty Insurance—.8%		
Allstate	7,900	**514,369**
Semiconductor Equipment—1.2%		
ASML Holding (NY Shares)	22,099 a	544,298
KLA-Tencor	4,442	220,990
		765,288
Semiconductors—1.6%		
Broadcom, Cl. A	6,235 a	201,453
Linear Technology	9,457	286,736
Marvell Technology Group	8,618 a	165,379
Texas Instruments	12,121	349,085
		1,002,653
Soft Drinks—.9%		
PepsiCo	9,000	**562,950**
Specialized Finance—.7%		
Chicago Mercantile Exchange Holdings	503	256,404
Nasdaq Stock Market	5,598 a	172,362
		428,766

Common Stocks (continued)	Shares	Value ($)
Specialty Stores−1.0%		
AutoZone	1,436 [a]	165,944
Tiffany & Co.	11,135	436,937
		602,881
Systems Software−5.0%		
Adobe Systems	21,242 [a]	873,471
Microsoft	59,397	1,773,594
Oracle	26,064 [a]	446,737
		3,093,802
Tobacco−1.1%		
Altria Group	7,733	**663,646**
Total Common Stocks		
(cost $34,692,667)		**39,920,015**

Bonds and Notes−35.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables−.3%				
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	74,000	73,429
Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C	5.25	5/15/13	100,000	100,073
				173,502
Auto & Trucks−.0%				
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	25,000	**29,761**
Building And Construction−.0%				
Owens Corning, Sr. Unscd. Notes	6.50	12/1/16	15,000 [b]	**15,238**
Cable Television−.2%				
Comcast Cable Communications, Sr. Unsub. Notes	6.88	6/15/09	40,000	41,378
Comcast, Gtd. Notes	5.50	3/15/11	65,000	65,274
				106,652

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Casinos−.1%				
MGM Mirage, Gtd. Notes	8.50	9/15/10	50,000	**53,500**
Cellular Telephone−.1%				
AT & T Wireless, Sr. Notes	8.75	3/1/31	20,000	25,991
Nextel Partners, Gtd. Notes	8.13	7/1/11	50,000	52,063
				78,054
Commercial Banks−.6%				
Glitnir Banki, Sub. Notes	6.69	6/15/16	100,000 b,c	103,237
Landsbanki Islands, Notes	6.10	8/25/11	50,000 b	50,834
Wachovia Bank N.A., Sub. Notes	5.00	8/15/15	115,000	111,396
Zions Bancorporation, Sub. Notes	6.00	9/15/15	85,000	86,558
				352,025
Commercial Mortgage Pass-Through Ctfs.−1.4%				
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/1/38	190,000	191,036
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	30,000	30,338
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	110,000	111,374
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	55,000 b	54,965
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	45,000 b	45,439
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	125,000 c	129,380
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	110,000 c	109,902
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	215,000	219,728
				892,162

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Finance−.4%				
HSBC Finance,				
Notes	5.50	1/19/16	110,000	110,519
SLM,				
Notes, Ser. A	5.00	4/15/15	115,000	110,603
				221,122
Containers-Metal & Glass−.0%				
Ball,				
Gtd. Notes	6.88	12/15/12	15,000	**15,300**
Containers-Paper−.1%				
Sealed Air,				
Notes	5.63	7/15/13	60,000 b	**59,368**
Diversified Chemicals−.3%				
BTM (Curacao) Holdings,				
Bank Gtd. Notes	4.76	7/21/15	175,000 b,c	**171,217**
Diversified Financial Services−.1%				
CIT Group Funding,				
Gtd. Notes	5.60	11/2/11	85,000	**85,605**
Drug Retail−.0%				
CVS,				
Sr. Unscd. Notes	5.75	8/15/11	25,000	**25,301**
Electric−Integrated−1.1%				
Consolidated Edison,				
Sr. Unscd. Debs, Ser. D	5.30	12/1/16	90,000	88,446
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	100,000	109,731
DTE Energy,				
Sr. Unsub. Notes	6.35	6/1/16	55,000	57,133
FPL Group Capital,				
Gtd. Notes	5.63	9/1/11	110,000	111,205
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	110,000	108,265
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	35,000	32,804
PacifiCorp,				
First Mortgage Bonds,	6.90	11/15/11	150,000	159,863
				667,447

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electronics Distributors−.1%				
National Grid, Sr. Unscd. Notes	6.30	8/1/16	50,000	**51,784**
Food Retail−.1%				
Safeway, Sr. Unscd. Notes	5.63	8/15/14	45,000	**44,404**
Foreign/Governmental−.2%				
Republic of Peru, Notes	9.13	2/21/12	50,000	57,750
United Mexican States, Notes, Ser. A	8.00	9/24/22	45,000	54,990
				112,740
Forest Products−.1%				
Weyerhaeuser, Debs.	7.25	7/1/13	40,000	**42,511**
Gaming−.0%				
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	30,000	**29,775**
Integrated Oil & Gas−.2%				
PC Financial Partnership, Notes	5.00	11/15/14	115,000	**109,535**
Integrated Telecommunication Services−.5%				
AT & T, Sr. Notes	7.30	11/15/11	100,000	108,268
Deutsche Telekom International Finance, Gtd. Bonds	8.25	6/15/30	50,000	61,467
KPN, Sr. Unsub. Bonds	8.38	10/1/30	15,000	17,186
Telefonica Emisiones, Gtd. Notes	5.98	6/20/11	100,000	101,793
				288,714
Investment Banking & Brokerage−3.0%				
Bear Stearns, Notes	3.25	3/25/09	170,000	163,090
Bear Stearns, Sr. Unscd. Notes	5.50	8/15/11	90,000	90,887
Credit Suisse First Boston USA, Notes	4.13	1/15/10	165,000	160,079

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Investment Banking & Brokerage (continued)				
Credit Suisse USA, Sr. Unsub. Notes	5.50	8/16/11	125,000	126,362
Goldman Sachs Group, Sr. Notes	5.35	1/15/16	110,000	108,573
Jefferies Group, Sr. Notes	5.50	3/15/16	120,000	116,850
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	115,000	113,081
Kaupthing Bank, Notes	7.13	5/19/16	100,000 b	106,068
Lehman Brothers Holdings, Notes	4.25	1/27/10	165,000	160,615
Lehman Brothers Holdings, Notes	5.50	4/4/16	85,000	84,988
Merrill Lynch & Co., Notes	4.79	8/4/10	165,000	162,754
Merrill Lynch & Co., Sub. Notes	6.22	9/15/26	165,000	170,027
Morgan Stanley, Notes	4.00	1/15/10	170,000	164,493
Morgan Stanley, Sr. Unscd. Notes	6.25	8/9/26	100,000	104,569
				1,832,436
Investment Managers–.2%				
Amvescap, Notes	5.38	12/15/14	115,000	**112,927**
Leasing–.2%				
Boeing Capital, Sr. Notes	7.38	9/27/10	100,000	**107,210**
Life Insurance–.2%				
Lincoln National, Bonds	7.00	5/17/66	105,000 c	111,288
Prudential Financial, Notes	5.10	12/14/11	40,000	39,659
				150,947
Machinery-Construction & Mining–.0%				
Terex, Gtd. Notes	7.38	1/15/14	30,000	**30,450**

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Mortgage Banking–.3%				
Countrywide Home Loans, Gtd. Notes, Ser. L	4.00	3/22/11	115,000	109,176
Residential Capital, Gtd. Notes	6.13	11/21/08	55,000	55,272
				164,448
Multi-Line Insurance–.4%				
American International Group, Sr. Notes	5.05	10/1/15	115,000	111,823
MetLife, Sr. Unscd. Notes	5.00	6/15/15	115,000	111,536
				223,359
Multimedia–.2%				
AOL Time Warner, Gtd. Notes	6.75	4/15/11	50,000	52,340
News America Holdings, Debs.	7.70	10/30/25	50,000	56,231
				108,571
Municipal–.3%				

Michigan Tobacco Settlement
  Finance Authority, Tobacco
  Settlement Asset–Backed Bonds
	7.43	6/1/34	200,000 c	**200,220**

Paper & Paper Related–.1%				
Georgia-Pacific, Gtd. Notes	7.00	1/15/15	40,000 b	39,900
Temple-Inland, Bonds	6.63	1/15/18	45,000	46,663
				86,563
Power Producers–1.3%				
Tennessee Valley Authority, Bonds, Ser. A	5.63	1/18/11	800,000	**818,522**
Real Estate Investment Trusts–.7%				
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	60,000	58,871
Boston Properties, Sr. Notes	5.63	4/15/15	85,000	85,303
Federal Realty Investment Trust, Notes	6.00	7/15/12	20,000	20,413
Federal Realty Investment Trust, Bonds	6.20	1/15/17	55,000	56,730

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Healthcare Realty Trust, Sr. Notes	8.13	5/1/11	50,000	54,229
Host Hotels & Resorts, Gtd. Notes	6.88	11/1/14	10,000 b	10,125
Liberty Property, Sr. Unscd. Notes	5.50	12/15/16	20,000	19,717
Mack-Cali Realty, Notes	7.75	2/15/11	50,000	53,870
Simon Property, Notes	5.63	8/15/14	85,000	85,720
				444,978
Real Estate Management & Development—.4%				
Duke Realty, Sr. Notes	5.88	8/15/12	85,000	86,326
EOP Operating, Sr. Notes	7.00	7/15/11	50,000	54,109
ERP Operating, Notes	5.13	3/15/16	60,000	58,271
ERP Operating, Unscd. Notes	5.20	4/1/13	50,000	49,443
				248,149
Retail Trade-Department Stores—.0%				
Federated Retail Holding, Gtd. Notes	5.90	12/1/16	20,000	**19,969**
Savings & Loans—1.3%				
Chevy Chase Bank, F.S.B., Sub. Notes	6.88	12/1/13	55,000	55,000
Washington Mutual, Sub. Notes	4.63	4/1/14	150,000	140,423
Washington Mutual, Sub. Notes	8.25	4/1/10	540,000	581,653
				777,076
Specialty Chemicals—.0%				
Lubrizol, Sr. Notes	5.50	10/1/14	30,000	**29,246**
Transportation-Rail—.3%				
Norfolk Southern, Sr. Notes	6.75	2/15/11	50,000	52,583

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Transportation-Rail (continued)				
Union Pacific, Notes	3.88	2/15/09	85,000	82,477
Union Pacific, Notes	5.75	10/15/07	25,000	25,014
				160,074
U.S. Government Agencies−5.5%				
Federal Farm Credit Bank, Bonds	4.26	9/30/10	1,040,000	1,015,155
Federal Home Loan Banks, Bonds, Ser. 617	4.75	1/11/08	500,000	497,685
Federal Home Loan Mortgage Corp., Notes	4.13	7/12/10	1,000,000	975,290
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	900,000	907,506
				3,395,636
U.S. Government Agencies/ Mortgage-Backed−12.6%				
Federal Home Loan Mortgage Corp				
4.50%			450,000 d	433,548
5.50%			875,000 d	874,458
6.00%			850,000 d	861,430
Federal National Mortgage Association				
5.00%			1,985,000 d	1,928,568
5.50%			2,700,000 d	2,668,761
6.00%			1,015,000 d	1,021,973
				7,788,738
U.S. Government Securities−2.7%				
U.S. Treasury Bonds	4.50	2/15/36	838,000	796,886
U.S. Treasury Inflation Protected Securities	2.00	1/15/16	223,722 e	216,018
U.S. Treasury Notes	4.50	9/30/11	235,000	232,935
U.S. Treasury Notes	4.88	8/15/16	390,000	394,662
				1,640,501
Waste Management−.3%				
Republic Services, Sr. Notes	6.75	8/15/11	80,000	83,854
Waste Management, Gtd. Notes	6.88	5/15/09	105,000	108,544
				192,398
Total Bonds and Notes (cost $22,202,127)				**22,158,135**

Other Investment—13.6%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $8,398,000)
	8,398,000 [f]	**8,398,000**

Total Investments (cost $65,292,794)	**114.3%**	**70,476,150**
Liabilities, Less Cash and Receivables	**(14.3%)**	**(8,806,304)**
Net Assets	**100.0%**	**61,669,846**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2006, these securities amounted to $656,391 or 1.1% of net assets.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Purchased on a forward commitment basis.*

[e] *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*

[f] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Information Technology	22.4	Energy	3.3
Healthcare	9.2	Materials	.5
Consumer Staples	9.1	Other	2.5
Financials	6.8	Fixed Income Investments	35.9
Consumer Discretionary	5.5		
Industrials	4.8		**100.0**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	56,894,794	62,078,150
Affiliated issuers	8,398,000	8,398,000
Cash		138,798
Receivable for investment securities sold		478,461
Dividends and interest receivable		333,460
Receivable for shares of Common Stock subscribed		16,353
Prepaid expenses		21,399
Other assets		284,465
		71,749,086
Liabilities ($):		
Due to The Founders Asset Management LLC and affiliates–Note 3(c)		68,028
Payable for investment securities purchased		8,197,274
Payable for shares of Common Stock redeemed		1,459,987
Directors' deferred compensation		284,465
Accrued expenses		69,486
		10,079,240
Net Assets ($)		**61,669,846**
Composition of Net Assets ($):		
Paid-in capital		238,041,298
Accumulated investment (loss)–net		(49,576)
Accumulated net realized gain (loss) on investments		(181,523,395)
Accumulated net unrealized appreciation (depreciation) on investments		5,201,519
Net Assets ($)		**61,669,846**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	1,975,680	441,568	181,183	58,968,709	45,955	56,751
Shares Outstanding	214,853	47,795	20,020	6,407,115	5,025.376	5,992
Net Asset Value Per Share ($)	**9.20**	**9.24**	**9.05**	**9.20**	**9.14**	**9.47**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends (net of $2,615 foreign taxes withheld at source):	
Unaffiliated issuers	509,460
Affiliated issuers	166,296
Interest	1,175,996
Total Income	**1,851,752**
Expenses:	
Investment advisory fee—Note 3(a)	426,588
Distribution fees—Note 3(b)	162,745
Shareholder servicing costs—Note 3(c)	129,879
Registration fees	50,739
Prospectus and shareholders' reports	47,760
Accounting fees—Note 3(c)	37,938
Professional fees	28,535
Directors' fees and expenses—Note 3(d)	39,193
Custodian fees—Note 3(c)	7,041
Loan commitment fees—Note 2	2,414
Interest expense—Note 2	230
Miscellaneous	15,345
Total Expenses	**948,407**
Less—expense offset to broker commissions—Note 1	(1,960)
Less—reduction in custody fees due to waiver—Note 3(c)	(474)
Less—reduction in custody fees due to earnings credits—Note 1(c)	(3,306)
Less—reimbursed/waived expenses—Note 3(c)	(176)
Net Expenses	**942,491**
Investment Income—Net	**909,261**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	2,944,480
Net change in unrealized appreciation (depreciation) on investments	2,332,121
Net Realized and Unrealized Gain (Loss) on Investments	**5,276,601**
Net Increase in Net Assets Resulting from Operations	**6,185,862**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	909,261	929,198
Net realized gain (loss) on investments	2,944,480	10,647,924
Net change in unrealized appreciation (depreciation) on investments	2,332,121	(9,571,705)
Net Increase (Decrease) in Net Assets Resulting from Operations	**6,185,862**	**2,005,417**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(45,385)	(16,241)
Class B shares	(334)	(1,226)
Class C shares	(1,027)	(165)
Class F shares	(1,580,307)	(925,766)
Class R shares	(1,485)	(776)
Class T shares	(1,052)	(240)
Total Dividends	**(1,629,590)**	**(944,414)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	671,584	480,146
Class B shares	121,336	163,928
Class C shares	23,263	4,356
Class F shares	3,863,377	6,098,334
Class R shares	203	2,500
Class T shares	18,236	100

	Year Ended December 31,	
	2006	2005
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	40,018	15,071
Class B shares	254	919
Class C shares	505	99
Class F shares	1,528,006	897,919
Class R shares	1,484	776
Class T shares	729	130
Cost of shares redeemed:		
Class A shares	(630,365)	(443,070)
Class B shares	(781,673)	(752,663)
Class C shares	(46,335)	(81,911)
Class F shares	(19,699,238)	(28,788,616)
Class R shares	(13,000)	(9,000)
Class T shares	(103)	(1,086)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(14,901,719)**	**(22,412,068)**
Total Increase (Decrease) in Net Assets	**(10,345,447)**	**(21,351,065)**
Net Assets ($):		
Beginning of Period	72,015,293	93,366,358
End of Period	**61,669,846**	**72,015,293**
Undistributed (distribution in excess of) investment income−net	(49,576)	670,753

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	76,063	57,061
Shares issued for dividends reinvested	4,419	1,781
Shares redeemed	(70,773)	(52,764)
Net Increase (Decrease) in Shares Outstanding	**9,709**	**6,078**
Class B[a]		
Shares sold	13,825	19,802
Shares issued for dividends reinvested	29	109
Shares redeemed	(89,931)	(90,247)
Net Increase (Decrease) in Shares Outstanding	**(76,077)**	**(70,336)**
Class C		
Shares sold	2,778	536
Shares issued for dividends reinvested	57	12
Shares redeemed	(5,354)	(10,020)
Net Increase (Decrease) in Shares Outstanding	**(2,519)**	**(9,472)**
Class F		
Shares sold	432,639	724,211
Shares issued for dividends reinvested	168,738	106,167
Shares redeemed	(2,220,047)	(3,407,950)
Net Increase (Decrease) in Shares Outstanding	**(1,618,670)**	**(2,577,572)**
Class R		
Shares sold	22	288
Shares issued for dividends reinvested	165	92
Shares redeemed	(1,453)	(1,074)
Net Increase (Decrease) in Shares Outstanding	**(1,266)**	**(694)**
Class T		
Shares sold	1,999	11
Shares issued for dividends reinvested	78	15
Shares redeemed	(12)	(127)
Net Increase (Decrease) in Shares Outstanding	**2,065**	**(101)**

[a] *During the period ended December 31, 2006, 31,019 Class B shares representing $271,694 were automatically converted to 30,728 Class A shares and during the period ended December 31, 2005, 24,206 Class B shares representing $202,427 were automatically converted to 23,959 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.58	8.45	7.88	6.68	8.18
Investment Operations:					
Investment income—net	.12a	.08	.08	.05	.05
Net realized and unrealized gain (loss) on investments	.71	.13	.57	1.20	(1.51)
Total from Investment Operations	.83	.21	.65	1.25	(1.46)
Distributions:					
Dividends from investment income—net	(.21)	(.08)	(.08)	(.05)	(.04)
Net asset value, end of period	9.20	8.58	8.45	7.88	6.68
Total Return (%)b	9.66	2.51	8.31	18.81	(17.85)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.56	1.69	1.49	1.83	1.89
Ratio of net expenses to average net assets	1.56	1.66	1.48	1.83	1.89
Ratio of net investment income to average net assets	1.28	.90	.96	.63	.56
Portfolio Turnover Rate c	197	181	134	108	122
Net Assets, end of period ($ x 1,000)	1,976	1,760	1,682	1,572	1,243

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.50	8.37	7.80	6.63	8.11
Investment Operations:					
Investment income (loss)−net	.02[a]	.01[a]	.01	.01	(.01)
Net realized and unrealized gain (loss) on investments	.72	.13	.58	1.17	(1.47)
Total from Investment Operations	.74	.14	.59	1.18	(1.48)
Distributions:					
Dividends from investment income−net	−	(.01)	(.02)	(.01)	(.00)[b]
Net asset value, end of period	9.24	8.50	8.37	7.80	6.63
Total Return (%)[c]	8.75	1.66	7.63	17.76	(18.21)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.56	2.47	2.21	2.53	2.54
Ratio of net expenses to average net assets	2.56	2.45	2.21	2.53	2.54
Ratio of net investment income (loss) to average net assets	.25	.08	.23	(.08)	(.10)
Portfolio Turnover Rate[d]	197	181	134	108	122
Net Assets, end of period ($ x 1,000)	442	1,053	1,625	1,647	1,181

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.36	8.24	7.69	6.54	8.04
Investment Operations:					
Investment income (loss)–net	.03[a]	.00[a,b]	.01[a]	(.01)	(.17)
Net realized and unrealized gain (loss) on investments	.71	.13	.56	1.16	(1.33)
Total from Investment Operations	.74	.13	.57	1.15	(1.50)
Distributions:					
Dividends from investment income–net	(.05)	(.01)	(.02)	(.00)[b]	–
Net asset value, end of period	9.05	8.36	8.24	7.69	6.54
Total Return (%)[c]	8.87	1.54	7.42	17.59	(18.66)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.53	2.54	2.35	2.69	3.48
Ratio of net expenses to average net assets	2.53	2.51	2.34	2.69	3.48
Ratio of net investment income (loss) to average net assets	.31	.02	.08	(.17)	(1.05)
Portfolio Turnover Rate[d]	197	181	134	108	122
Net Assets, end of period ($ x 1,000)	181	189	264	295	248

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class F Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.59	8.46	7.88	6.69	8.20
Investment Operations:					
Investment income−net	.13	.09	.08	.06	.07
Net realized and unrealized gain (loss) on investments	.72	.14	.59	1.20	(1.50)
Total from Investment Operations	.85	.23	.67	1.26	(1.43)
Distributions:					
Dividends from investment income−net	(.24)	(.10)	(.09)	(.07)	(.08)
Net asset value, end of period	9.20	8.59	8.46	7.88	6.69
Total Return (%)	9.91	2.75	8.58	18.96	(17.46)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.42	1.43	1.34	1.54	1.43
Ratio of net expenses to average net assets	1.42	1.40	1.33	1.54	1.42
Ratio of net investment income to average net assets	1.41	1.14	1.08	.93	.99
Portfolio Turnover Rate[a]	197	181	134	108	122
Net Assets, end of period ($ x 1,000)	58,969	68,926	89,701	119,835	130,314

[a] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class R Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.56	8.43	7.86	6.68	8.18
Investment Operations:					
Investment income (loss)−net	.15	.11	.09	.16	(.16)
Net realized and unrealized gain (loss) on investments	.71	.14	.58	1.05	(1.34)
Total from Investment Operations	.86	.25	.67	1.21	(1.50)
Distributions:					
Dividends from investment income−net	(.28)	(.12)	(.10)	(.03)	−
Net asset value, end of period	9.14	8.56	8.43	7.86	6.68
Total Return (%)	10.10	3.01	8.63	18.12	(18.34)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.38	1.36	1.35	2.62	19.52
Ratio of net expenses to average net assets	1.21	1.17	1.21	2.37	4.24
Ratio of net investment income (loss) to average net assets	1.62	1.38	1.21	.01	(1.77)
Portfolio Turnover Rate[a]	197	181	134	108	122
Net Assets, end of period ($ x 1,000)	46	54	59	72	11

[a] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class T Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	8.81	8.68	8.09	6.88	8.17
Investment Operations:					
Investment income (loss)−net	.10	.05	.03	.21	(.37)
Net realized and unrealized gain (loss) on investments	.74	.14	.62	1.00	(.92)
Total from Investment Operations	.84	.19	.65	1.21	(1.29)
Distributions:					
Dividends from investment income−net	(.18)	(.06)	(.06)	(.00)[a]	−
Net asset value, end of period	9.47	8.81	8.68	8.09	6.88
Total Return (%)[b]	9.56	2.21	8.01	17.65	(15.79)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.96	2.15	2.02	3.18	14.63
Ratio of net expenses to average net assets	1.79	1.87	1.77	2.73	2.59
Ratio of net investment income (loss) to average net assets	1.06	.69	.66	(.29)	(.31)
Portfolio Turnover Rate[c]	197	181	134	108	122
Net Assets, end of period ($ x 1,000)	57	35	35	36	13

[a]   *Amount represents less than $.01 per share.*
[b]   *Exclusive of sales charge.*
[c]   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Balanced Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek current income and capital appreciation. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 850 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions reduce miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation or depreciation from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. The fund declares and distributes dividends from investment income-net, if any, quarterly, and dividends from net realized capital gain, if any, annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $6,358, accumulated capital losses $181,196,350 and unrealized appreciation $4,948,862. In addition, the fund had $92,394 of capital losses realized after Octber 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $60,347,520 of the carryover expires in fiscal 2008, $49,289,530 expires in fiscal 2009, $70,087,112 expires in fiscal 2010 and $1,472,188 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $1,629,590 and $944,414, respectively.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2006 was approximately $4,400, with a related weighted average annualized interest rate of 5.24%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is .65% of the first $250 million of net assets, .60% of the next $250 million of net assets, .55% of the next $250 million of net assets and .50% of net assets in excess of $750 million.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $2,026 and $1 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $7,554 and $42 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Class B shares ceased paying Rule 12b-1 fees to the Distributor in late 2006 in accordance with regulatory requirements that limit the amount of sales charges a mutual fund may impose based on sales of the fund's shares. The Class B shares may resume paying Rule 12b-1 fees in the future if permitted to do so by applicable regulation.

During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $4,347, $1,373 and $125, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $156,900 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $4,699, $1,762, $457 and $125, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $46,850 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $5,147 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $3,133.

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and the Class T share classes of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2007, and will not be terminated without prior notification to the Company's Board of Directors. During the period ended December 31, 2006, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $66 and $109, respectively.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $474, which reduced the amount paid to Mellon Bank to $6,567.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $35,173, Rule 12b-1 distribution plan fees $10,511, shareholder services plan fees $17,319 and transfer agency per account fees $5,025.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $122,221,040 and $136,260,027, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $65,527,288; accordingly, accumulated net unrealized appreciation on investments was $4,948,862, consisting of $5,676,157 gross unrealized appreciation and $727,295 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

For federal tax purposes, the fund hereby designates 43.73% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $511,801 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume

of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

• That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

• That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Balanced Fund's performance for the one-year period ended December 31, 2005 and for the six-month period ended June 30, 2006 placed it in the fifth (lowest) quintile of both its Lipper performance group and the Lipper balanced fund performance universe. The directors noted that Balanced Fund's performance had been better relative to both its Lipper performance group and universe in 2003 and 2004. The directors recognized that in its efforts to improve the performance results of Balanced Fund, Founders had implemented certain changes with respect to the management of the equity portion of the Fund and, effective August 1, 2006, had selected a new co-portfolio manager with responsibility for managing the fixed-income portion of the Fund. The Funds' directors were hopeful that the steps Founders has taken in an effort to improve the Fund's performance would be sufficient. The directors intend to continue to monitor the Fund's performance results closely.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their

respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Balanced Fund's management fees ranked in the first (best) quintile of its Lipper performance group, with the Fund's fees the lowest of 16 "peer funds." The Fund's contractual management fees at a common asset level were also determined by Lipper to be lowest of 16 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES _(Unaudited)

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund 's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance

Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of the Distributor since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of the Distributor and AMLCO of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Balanced Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
     P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
     144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0086AR1206

Dreyfus Founders Discovery Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents

The Fund



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Discovery Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Randall Watts, Jr., Portfolio Manager

Note to Shareholders: On August 1, 2006, Randall Watts, Jr. replaced Bradley C. Orr and James D. Padgett as the fund's primary portfolio manager.

How did Dreyfus Founders Discovery Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the fund produced total returns of 5.10% for its Class A shares, 3.51% for its Class B shares, 4.24% for its Class C shares, 5.08% for its Class F shares, 5.36% for its Class R shares and 4.66% for its Class T shares.[1] In comparison, the Russell 2000 Growth Index, the fund's benchmark, produced a total return of 13.35% for the reporting period.[2]

Small-cap growth stocks generally continued to produce attractive returns in an environment of moderate economic growth and robust corporate earnings. Although the fund's performance relative to its benchmark improved over the second half of the year, it was not enough to fully offset weakness during the first half of the reporting period stemming mainly from disappointing stock selections in the health care, information technology and energy sectors.

What is the fund's investment approach?

The fund invests primarily in small U.S.-based companies that we believe possess high-growth potential. The fund may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Our strategy combines market economics with fundamental research. We assess current economic conditions and examine each sector of the Russell 2000 Growth Index to determine its market-capitalized weighting and estimate its relative performance. We generally give greater relative weight to sectors that we expect to outperform the overall market. Within each sector, we look for companies with solid market positions, visionary leadership and reasonable financial strength. We typically will sell a stock when we find a more attractive alternative, determine that its valuation is excessive, become aware of deteriorating fundamentals or change our assessment of its sector's valuation.

What other factors influenced the fund's performance?

Despite a sharp market correction in the spring of 2006 stemming from heightened interest-rate and inflation concerns, small-cap stocks generally advanced during the reporting period on the strength of a growing U.S. economy and robust corporate earnings. As they have for the past several years, these favorable market conditions helped whet investors' appetites for riskier, faster-growing companies. However, the margin of small-cap outperformance narrowed over the second half of the reporting period, when slowing economic growth caused investors to begin to turn toward larger, more value-oriented companies. As investor sentiment toward small-cap growth stocks waned, our security selection and risk management strategies became even more critical determinants of fund performance.

Indeed, after the portfolio manager change on August 1, my team moved quickly to alter the fund's composition. We increased the number of holdings to reflect a more diversified risk management approach. At the same time, we intensified the fund's focus on companies with track records of strong historical growth. Consequently, the average price-earnings ratio of the fund's holdings fell below the benchmark's, while the fund's average growth rate exceeded that of the benchmark.

From August through December, the fund began to achieve solid results. Diversified financial services provider Dollar Services Corp. and student loan provider First Marblehead helped boost relative results in the financials sector, while biotechnology company Intermune contributed to outperformance in the health care area. Beverage producer Hansen Natural was a top performer in the consumer staples sector due to expanded distribution of its products. A number of companies helped fuel above-average returns in the industrials sector, an area of emphasis for the fund. Driving performance in the industrials sector were air-freight and logistics company HUB Group and industrial machinery manufacturer Robbins & Meyers.

However, these successes were offset by the fund's lagging relative performance over the first seven months of 2006, when a handful of holdings in the medical technology industry and company-specific issues in the information technology area produced disappointing results. The fund's energy holdings also generally underperformed the benchmark's energy component over the first half of 2006. During the second half of the year, returns were held back when a few holdings — such as drug developer Covance and telecommunications equipment maker DSP Group — missed analysts' earnings estimates by small margins, hurting their stock prices. We sold our DSP Group positions before the end of the reporting period. Also weighing on the fund's overall performance during the second half of the year was the information technology sector, which despite generating strong performance slightly lagged that of the benchmark. The biggest detractors came from the semiconductor segment, led by Ikanos Communications, which missed earnings, and the information technology services segment, led by payment processor and information management systems provider Wright Express.

What is the fund's current strategy?

The fund ended 2006 with relatively light exposure to consumer discretionary and industrial companies, and heavier participation in information technology and health care areas. This positioning reflects our view that future economic conditions are uncertain, leading us to favor companies that we believe are poised to benefit from secular growth trends, not cyclical ones. For example, we have continued to find pockets of opportunities among online advertising companies and health care companies that can benefit from the aging of the baby-boomers. In addition, as the economy slows and earnings growth becomes scarcer, we believe that investors may pay a premium for smaller companies with records of strong historical growth, including many of the companies in which the fund invests.

January 16, 2007

Small companies carry additional risks because their earnings and revenues tend to be less predictable, and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies.

1   Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.

2   SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Discovery Fund
Class F shares and the Russell 2000 Growth Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/96 to a $10,000 investment made in the Russell 2000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**(0.96)%**	**(0.10)%**	**–**	**(4.00)%**
without sales charge	**12/31/99**	**5.10%**	**1.09%**	**–**	**(3.19)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**(0.50)%**	**(0.39)%**	**–**	**(3.94)%**
without redemption	**12/31/99**	**3.51%**	**0.01%**	**–**	**(3.94)%**
Class C shares					
with applicable redemption charge ††	**12/31/99**	**3.24%**	**0.18%**	**–**	**(4.03)%**
without redemption	**12/31/99**	**4.24%**	**0.18%**	**–**	**(4.03)%**
Class F shares	**12/29/89**	**5.08%**	**1.09%**	**7.07%**	**N/A**
Class R shares	**12/31/99**	**5.36%**	**1.38%**	**–**	**(2.93)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**(0.07)%**	**(0.25)%**	**–**	**(4.23)%**
without sales charge	**12/31/99**	**4.66%**	**0.68%**	**–**	**(3.60)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Discovery Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.85	$ 13.47	$ 12.08	$ 7.85	$ 6.57	$ 9.53
Ending value (after expenses)	$1,035.80	$1,024.80	$1,031.30	$1,035.50	$1,036.90	$1,033.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.78	$ 13.39	$ 11.98	$ 7.78	$ 6.51	$ 9.45
Ending value (after expenses)	$1,017.49	$1,011.90	$1,013.31	$1,017.49	$1,018.75	$1,015.83

† *Expenses are equal to the fund's annualized expense ratio of 1.53% for Class A shares, 2.64% for Class B shares, 2.36% for Class C shares, 1.53% for Class F shares, 1.28% for Class R shares and 1.86% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks—101.0%	Shares	Value ($)
Air Freight & Logistics—2.5%		
Hub Group, Cl. A	79,884 [a]	2,200,804
Pacer International	87,080	2,592,372
UTi Worldwide	83,990	2,511,301
		7,304,477
Airlines—1.1%		
Alaska Air Group	80,400 [a]	**3,175,800**
Apparel Retail—2.3%		
Aeropostale	56,720 [a]	1,750,946
bebe Stores	118,820	2,351,448
Cache	101,216 [a]	2,554,692
		6,657,086
Application Software—2.2%		
BEA Systems	113,400 [a]	1,426,572
Epicor Software	117,190 [a]	1,583,237
Informatica	123,100 [a]	1,503,051
Ultimate Software Group	71,450 [a]	1,661,927
		6,174,787
Biotechnology—4.8%		
Alnylam Pharmaceuticals	94,900 [a]	2,030,860
Applera–Celera Genomics Group	94,700 [a]	1,324,853
Array BioPharma	82,300 [a]	1,063,316
Enzon Pharmaceuticals	182,600 [a]	1,553,926
InterMune	117,400 [a]	3,610,050
Medarex	123,700 [a]	1,829,523
Rigel Pharmaceuticals	127,000 [a]	1,507,490
Vertex Pharmaceuticals	21,600 [a]	808,272
		13,728,290
Broadcasting & Cable Tv—.5%		
LIN TV, Cl. A	154,200 [a]	**1,534,290**
Casinos & Gaming—.9%		
Penn National Gaming	59,100 [a]	**2,459,742**
Coal & Consumable Fuels—.6%		
GeoMet	160,730 [a]	**1,671,592**
Commercial & Professional Services—3.3%		
Bright Horizons Family Solutions	91,500 [a]	3,537,390
Copart	102,670 [a]	3,080,100

Common Stocks (continued)	Shares	Value ($)
Commercial & Professional Services (continued)		
Global Cash Access Holdings	179,190 ᵃ	2,908,254
		9,525,744
Communications Equipment—4.1%		
Arris Group	157,450 ᵃ	1,969,700
MasTec	208,600 ᵃ	2,407,244
NETGEAR	110,390 ᵃ	2,897,737
Polycom	104,800 ᵃ	3,239,368
Sirenza Microdevices	164,708 ᵃ	1,294,605
		11,808,654
Computer Storage & Peripherals—1.6%		
Brocade Communications Systems	241,630 ᵃ	1,983,782
Rackable Systems	84,950 ᵃ	2,630,901
		4,614,683
Construction & Engineering—3.2%		
Quanta Services	198,800 ᵃ	3,910,396
Washington Group International	87,900 ᵃ	5,255,541
		9,165,937
Construction, Farm Machinery & Heavy Trucks—1.0%		
Bucyrus International, Cl. A	54,537	**2,822,835**
Consumer Finance—1.7%		
Dollar Financial	78,170 ᵃ	2,177,816
First Cash Financial Services	107,872 ᵃ	2,790,649
		4,968,465
Consumer Services—1.2%		
Jackson Hewitt Tax Service	99,820	**3,390,885**
Data Processing & Outsourced Services—.9%		
Wright Express	79,370 ᵃ	**2,473,963**
Diversified Banks—.3%		
Nara Bancorp	47,082	**984,955**
Diversified Financial Services—.9%		
CapitalSource	97,300	**2,657,263**
Drug Retail—1.1%		
Rite Aid	576,400 ᵃ	**3,135,616**
Electronic Equipment Manufacturers—.5%		
Tektronix	53,100	**1,548,927**
Electronic Manufacturing Services—1.8%		
SMART Modular Technologies	374,990 ᵃ	**5,047,365**

Common Stocks (continued)	Shares		Value ($)
Environmental & Facilities Services—2.3%			
Central Parking	132,250		2,380,500
Stericycle	26,000	a	1,963,000
Team	60,700	a	2,114,181
			6,457,681
Fertilizers—.6%			
American Vanguard	105,800		**1,682,220**
Food Distributors—1.7%			
Performance Food Group	80,000	a	2,211,200
United Natural Foods	74,330	a	2,669,934
			4,881,134
Food Retail—.4%			
Ruddick	37,400		**1,037,850**
Gold—.4%			
Kinross Gold	108,020	a	**1,283,278**
Health Care Equipment—7.0%			
ArthroCare	38,475	a	1,535,922
Cytyc	96,000	a	2,716,800
Integra LifeSciences Holdings	78,450	a	3,341,185
Natus Medical	187,580	a	3,115,704
PerkinElmer	78,200		1,738,386
Respironics	88,210	a	3,329,928
Thoratec	118,310	a	2,079,890
VIASYS Healthcare	82,330	a	2,290,421
			20,148,236
Health Care Facilities—2.6%			
Community Health Systems	58,200	a	2,125,464
Triad Hospitals	35,700	a	1,493,331
United Surgical Partners International	57,700	a	1,635,795
VCA Antech	72,100	a	2,320,899
			7,575,489
Health Care Services—1.2%			
Matria Healthcare	58,240	a	1,673,235
Pediatrix Medical Group	33,490	a	1,637,661
			3,310,896
Health Care Supplies—.5%			
Arrow International	43,500		**1,539,030**

Common Stocks (continued)	Shares		Value ($)
Internet Software & Services–5.3%			
24/7 Real Media	596,995	a	5,402,805
Art Technology Group	843,130	a	1,964,493
DealerTrack Holdings	86,700	a	2,550,714
ValueClick	132,370	a	3,127,903
VeriSign	92,000	a	2,212,600
			15,258,515
Investment Banking & Brokerage–.8%			
Piper Jaffray Cos.	35,580	a	**2,318,037**
Leisure Products–1.4%			
Steiner Leisure	87,500	a	**3,981,250**
Life Sciences Tools & Services–1.3%			
Exelixis	141,900	a	1,277,100
Thermo Fisher Scientific	51,900	a	2,350,551
			3,627,651
Managed Health Care–1.1%			
Centene	128,440	a	**3,155,771**
Movies & Entertainment–1.4%			
Lions Gate Entertainment	381,190	a	**4,090,169**
Multi-Line Insurance–.6%			
Arch Capital Group	27,500	a	**1,859,275**
Oil & Gas Equipment & Services–4.2%			
Dril-Quip	53,060	a	2,077,830
Hanover Compressor	79,370	a	1,499,299
Oil States International	81,000	a	2,610,630
Superior Well Services	88,370	a	2,258,737
W-H Energy Services	71,400	a	3,476,466
			11,922,962
Oil & Gas Exploration & Production–2.3%			
Arena Resources	49,350	a	2,107,738
GMX Resources	38,620	a	1,371,010
Penn Virginia	44,400		3,109,776
			6,588,524
Packaged Foods & Meats–.2%			
Green Mountain Coffee Roasters	9,818	a	**483,340**

Common Stocks (continued)	Shares		Value ($)
Personal Products–3.2%			
Herbalife	40,440	a	1,624,070
Inter Parfums	158,050		3,032,980
Physicians Formula Holdings	161,530	a	3,018,996
Prestige Brands Holdings	117,380	a	1,528,288
			9,204,334
Pharmaceutical–1.1%			
Covance	25,200	a	1,484,532
Santarus	199,080	a	1,558,796
			3,043,328
Power Producers–1.1%			
Ormat Technologies	85,690		**3,155,106**
Precious Metals & Minerals–1.1%			
Hecla Mining	414,040	a	**3,171,546**
Property & Casualty Insurance–1.6%			
Argonaut Group	70,430	a	2,455,190
First Mercury Financial	93,640	a	2,202,413
			4,657,603
Regional Banks–3.0%			
Capitol Bancorp	51,260		2,368,212
Financial Institutions	37,848		872,396
First Midwest Bancorp/IL	41,170		1,592,456
First State Bancorporation/NM	61,250		1,515,937
Umpqua Holdings	78,300		2,304,369
			8,653,370
Reinsurance–.8%			
Montpelier Re Holdings	125,700		**2,339,277**
Restaurants–2.5%			
California Pizza Kitchen	47,645	a	1,587,055
Ruth's Chris Steak House	177,890	a	3,251,829
Texas Roadhouse, Cl. A	166,186	a	2,203,626
			7,042,510
Semiconductor Equipment–2.0%			
Cymer	38,310	a	1,683,725
FormFactor	54,250	a	2,020,813

Common Stocks (continued)	Shares	Value ($)
Semiconductor Equipment (continued)		
Rudolph Technologies	124,430 a	1,980,926
		5,685,464
Semiconductors–4.6%		
AMIS Holdings	146,390 a	1,547,342
Micrel	122,950 a	1,325,401
MoSys	146,210 a	1,352,442
Silicon Image	114,540 a	1,456,949
Standard Microsystems	54,790 a	1,533,024
Supertex	85,060 a	3,338,605
Tessera Technologies	66,120 a	2,667,281
		13,221,044
Soft Drinks–1.6%		
Hansen Natural	78,690 a	2,650,279
National Beverage	131,800	1,849,154
		4,499,433
Specialized Finance–1.1%		
Portfolio Recovery Associates	70,130 a	**3,274,370**
Specialty Stores–.5%		
Tractor Supply	32,720 a	**1,462,911**
Steel–1.3%		
Cleveland-Cliffs	37,500	1,816,500
Schnitzer Steel Industries, Cl. A	44,800	1,778,560
		3,595,060
Telecommunication Services–1.1%		
NeuStar, Cl. A	93,530 a	**3,034,113**
Trading Companies & Distributors–2.6%		
Interline Brands	61,500 a	1,381,905
MSC Industrial Direct, Cl. A	79,430	3,109,685
UAP Holding	119,286	3,003,621
		7,495,211
Total Common Stocks		
(cost $262,908,965)		**289,587,344**

Other Investment—1.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $3,512,000)	3,512,000 [b]	**3,512,000**
Total Investments (cost $266,420,965)	**102.2%**	**293,099,344**
Liabilities, Less Cash and Receivables	**(2.2%)**	**(6,210,743)**
Net Assets	**100.0%**	**286,888,601**

[a]   *Non-income producing security.*
[b]   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Information Technology	22.9	Energy	7.0
Healthcare	19.6	Materials	3.4
Industrials	16.0	Telecommunications Services	1.1
Financials	12.2	Other	.2
Consumer Discretionary	9.5		
Consumer Staples	8.1		**100.0**

[†]   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	262,908,965	289,587,344
Affiliated issuers	3,512,000	3,512,000
Cash		81,662
Receivable for investment securities sold		406,783
Dividends and interest receivable		102,166
Receivable for shares of Common Stock subscribed		42,355
Prepaid expenses		3,460
Other assets		82,157
		293,817,927
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		387,871
Payable for shares of Common Stock redeemed		4,391,817
Payable for investment securities purchased		1,811,273
Interest payable–Note 2		1,570
Directors' deferred compensation		82,157
Accrued expenses		254,638
		6,929,326
Net Assets ($)		**286,888,601**
Composition of Net Assets ($):		
Paid-in capital		533,616,960
Accumulated investment (loss)–net		(158,079)
Accumulated net realized gain (loss) on investments		(273,252,263)
Accumulated net unrealized appreciation (depreciation) on investments		26,681,983
Net Assets ($)		**286,888,601**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	35,718,667	1,344,401	2,980,614	238,014,969	8,661,585	168,365
Shares Outstanding	1,187,251	47,946	105,376	7,925,634	282,424	5,764
Net Asset Value Per Share ($)	**30.09**	**28.04**	**28.29**	**30.03**	**30.67**	**29.21**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends (net of $4,465 foreign taxes withheld at source):	
Unaffiliated issuers	887,845
Affiliated issuers	100,419
Interest	289,937
Total Income	**1,278,201**
Expenses:	
Investment advisory fee–Note 3(a)	3,368,131
Shareholder servicing costs–Note 3(c)	851,067
Distribution fees–Note 3(b)	598,843
Accounting fees–Note 3(c)	208,051
Professional fees	148,450
Directors' fees and expenses–Note 3(d)	124,064
Prospectus and shareholders' reports	96,740
Registration fees	63,440
Custodian fees–Note 3(c)	17,173
Loan commitment fees–Note 2	16,089
Interest expense–Note 2	13,614
Miscellaneous	52,450
Total Expenses	**5,558,112**
Less–reduction in custody fees due to earnings credits–Note 1(c)	(19,504)
Net Expenses	**5,538,608**
Investment (Loss)–Net	**(4,260,407)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	11,932,242
Net change in unrealized appreciation (depreciation) on investments	8,602,976
Net Realized and Unrealized Gain (Loss) on Investments	**20,535,218**
Net Increase in Net Assets Resulting from Operations	**16,274,811**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment (loss)–net	(4,260,407)	(6,209,050)
Net realized gain (loss) on investments	11,932,242	104,859,627
Net change in unrealized appreciation (depreciation) on investments	8,602,976	(110,156,860)
Net Increase (Decrease) in Net Assets Resulting from Operations	**16,274,811**	**(11,506,283)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	31,753,979	16,949,413
Class B shares	69,786	179,523
Class C shares	578,469	207,689
Class F shares	19,688,048	40,938,769
Class R shares	7,013,386	9,843,662
Class T shares	33,471	222,678
Cost of shares redeemed:		
Class A shares	(41,576,885)	(36,911,551)
Class B shares	(13,014,588)	(4,561,621)
Class C shares	(2,147,554)	(2,325,790)
Class F shares	(147,807,521)	(231,351,396)
Class R shares	(6,869,929)	(72,804,524)
Class T shares	(1,142,702)	(657,341)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(153,422,040)**	**(280,270,489)**
Total Increase (Decrease) in Net Assets	**(137,147,229)**	**(291,776,772)**
Net Assets ($):		
Beginning of Period	424,035,830	715,812,602
End of Period	**286,888,601**	**424,035,830**
Accumulated investment (loss)	(158,079)	(132,136)

See notes to financial statements.

| | Year Ended December 31, | |
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	1,033,819	608,634
Shares redeemed	(1,421,803)	(1,315,511)
Net Increase (Decrease) in Shares Outstanding	**(387,984)**	**(706,877)**
Class B[a]		
Shares sold	2,416	6,784
Shares redeemed	(469,720)	(173,781)
Net Increase (Decrease) in Shares Outstanding	**(467,304)**	**(166,997)**
Class C		
Shares sold	19,922	7,954
Shares redeemed	(76,293)	(88,042)
Net Increase (Decrease) in Shares Outstanding	**(56,371)**	**(80,088)**
Class F		
Shares sold	662,494	1,487,909
Shares redeemed	(5,022,156)	(8,342,143)
Net Increase (Decrease) in Shares Outstanding	**(4,359,662)**	**(6,854,234)**
Class R		
Shares sold	225,128	348,073
Shares redeemed	(228,359)	(2,537,460)
Net Increase (Decrease) in Shares Outstanding	**(3,231)**	**(2,189,387)**
Class T		
Shares sold	1,121	8,141
Shares redeemed	(37,890)	(24,068)
Net Increase (Decrease) in Shares Outstanding	**(36,769)**	**(15,927)**

[a] *During the period ended December 31, 2006, 314,250 Class B shares representing $8,696,579, were automatically converted to 296,178 Class A shares and during the period ended December 31, 2005, 3,805 Class B shares representing $100,466 were automatically converted to 3,623 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	28.63	28.82	26.04	19.09	28.50
Investment Operations:					
Investment (loss)−net	(.35)a	(.28)a	(.64)	(.36)	(.31)
Net realized and unrealized gain (loss) on investments	1.81	.09	3.42	7.31	(9.10)
Total from Investment Operations	1.46	(.19)	2.78	6.95	(9.41)
Net asset value, end of period	30.09	28.63	28.82	26.04	19.09
Total Return (%) b	5.10	(.66)	10.68	36.41	(33.02)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.51	1.47	1.38	1.50	1.35
Ratio of net expenses to average net assets	1.51	1.45	1.37	1.50	1.35
Ratio of net investment (loss) to average net assets	(1.15)	(1.09)	(1.11)	(1.25)	(1.08)
Portfolio Turnover Rate c	202	160	98	130	128
Net Assets, end of period ($ x 1,000)	35,719	45,092	65,763	79,630	67,184

a   Based on average shares outstanding at each month end.

b   Exclusive of sales charge.

c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

	Year Ended December 31,				
Class B Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	27.10	27.55	25.12	18.60	28.03
Investment Operations:					
Investment (loss)−net	(.61)a	(.54)a	(1.07)	(.81)	(.69)
Net realized and unrealized gain (loss) on investments	1.55	.09	3.50	7.33	(8.74)
Total from Investment Operations	.94	(.45)	2.43	6.52	(9.43)
Net asset value, end of period	28.04	27.10	27.55	25.12	18.60
Total Return (%)b	3.51	(1.63)	9.67	35.05	(33.64)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.64	2.44	2.30	2.56	2.26
Ratio of net expenses to average net assets	2.64	2.43	2.29	2.56	2.26
Ratio of net investment (loss) to average net assets	(2.28)	(2.06)	(2.03)	(2.31)	(1.98)
Portfolio Turnover Ratec	202	160	98	130	128
Net Assets, end of period ($ x 1,000)	1,344	13,964	18,795	21,009	18,804

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	27.14	27.57	25.14	18.60	28.05
Investment Operations:					
Investment (loss)−net	(.56)[a]	(.50)[a]	(1.53)	(.94)	(.86)
Net realized and unrealized gain (loss) on investments	1.71	.07	3.96	7.48	(8.59)
Total from Investment Operations	1.15	(.43)	2.43	6.54	(9.45)
Net asset value, end of period	28.29	27.14	27.57	25.14	18.60
Total Return (%)[b]	4.24	(1.56)	9.67	35.16	(33.69)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.36	2.36	2.28	2.52	2.27
Ratio of net expenses to average net assets	2.36	2.35	2.27	2.52	2.26
Ratio of net investment (loss) to average net assets	(2.01)	(1.98)	(2.01)	(2.28)	(1.99)
Portfolio Turnover Rate[c]	202	160	98	130	128
Net Assets, end of period ($ x 1,000)	2,981	4,391	6,668	8,352	7,794

[a] *Based on average shares outstanding at each month end.*

[b] *Exclusive of sales charge.*

[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	28.58	28.77	25.98	19.04	28.45
Investment Operations:					
Investment (loss)−net	(.34)[a]	(.30)[a]	(.69)	(.35)	(.36)
Net realized and unrealized gain (loss) on investments	1.79	.11	3.48	7.29	(9.05)
Total from Investment Operations	1.45	(.19)	2.79	6.94	(9.41)
Net asset value, end of period	30.03	28.58	28.77	25.98	19.04
Total Return (%)	5.08	(.66)	10.74	36.45	(33.08)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.53	1.46	1.35	1.53	1.41
Ratio of net expenses to average net assets	1.52	1.45	1.34	1.53	1.40
Ratio of net investment (loss) to average net assets	(1.16)	(1.09)	(1.08)	(1.29)	(1.13)
Portfolio Turnover Rate[b]	202	160	98	130	128
Net Assets, end of period ($ x 1,000)	238,015	351,087	550,622	638,880	498,970

[a] Based on average shares outstanding at each month end.

[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended December 31,				
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	29.11	29.22	26.32	19.23	28.64
Investment Operations:					
Investment (loss)–net	(.27)[a]	(.24)[a]	(.24)	(.17)	(.18)
Net realized and unrealized gain (loss) on investments	1.83	.13	3.14	7.26	(9.23)
Total from Investment Operations	1.56	(.11)	2.90	7.09	(9.41)
Net asset value, end of period	30.67	29.11	29.22	26.32	19.23
Total Return (%)	5.36	(.38)	11.02	36.87	(32.86)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.26	1.18	1.11	1.21	1.10
Ratio of net expenses to average net assets	1.26	1.17	1.10	1.21	1.10
Ratio of net investment (loss) to average net assets	(.91)	(.80)	(.83)	(.96)	(.82)
Portfolio Turnover Rate[b]	202	160	98	130	128
Net Assets, end of period ($ x 1,000)	8,662	8,315	72,317	65,240	42,872

[a] *Based on average shares outstanding at each month end.*
[b] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	27.91	28.18	25.55	18.79	28.24
Investment Operations:					
Investment (loss)–net	(.45)[a]	(.38)[a]	(.65)	(.31)	(.54)
Net realized and unrealized gain (loss) on investments	1.75	.11	3.28	7.07	(8.91)
Total from Investment Operations	1.30	(.27)	2.63	6.76	(9.45)
Net asset value, end of period	29.21	27.91	28.18	25.55	18.79
Total Return (%)[b]	4.66	(.96)	10.29	35.98	(33.46)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.84	1.77	1.71	1.91	2.06
Ratio of net expenses to average net assets	1.84	1.76	1.70	1.90	2.06
Ratio of net investment (loss) to average net assets	(1.51)	(1.40)	(1.44)	(1.66)	(1.79)
Portfolio Turnover Rate[c]	202	160	98	130	128
Net Assets, end of period ($ x 1,000)	168	1,187	1,648	1,788	1,291

[a]   *Based on average shares outstanding at each month end.*

[b]   *Exclusive of sales charge.*

[c]   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Discovery Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek capital appreciation through investments in stocks of small-cap growth companies. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation/(depreciation) from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $272,781,396 and unrealized appreciation $26,361,505. In addition, the fund had $153,993 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $28,240,961 of the carryover expires in fiscal 2009, $230,439,968 expires in fiscal 2010 and $14,100,467 expires in fiscal 2011.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net $4,234,464 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period December 31, 2006, was $261,000 with a related weighted average annualized interest rate of 5.22%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $825 and $20 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $18,182 and $1,612 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $52,818, $28,343 and $704, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $516,978 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $116,005, $17,606, $9,447 and $704, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $225,125 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $1,490 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $54,242.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $0. The amount paid to Mellon Bank was $17,173.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $248,437, Rule 12b-1 distribution plan fees $33,687, shareholder services plan fees $73,726 and transfer agency per account fees $32,021.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $713,390,259 and $850,876,701, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $266,737,839; accordingly, accumulated net unrealized appreciation on investments was $26,361,505, consisting of $29,851,445 gross unrealized appreciation and $3,489,940 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

FACTORS CONSIDERED IN RENEWING
THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation

with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:
- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and
- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Discovery Fund's performance for the one-year period ended December 31, 2005 placed it in the fifth (lowest) quintile of both its Lipper performance group and the Lipper small-cap growth fund performance universe. For the six-month period ended June 30, 2006, Discovery Fund's performance placed it in the fourth quintile of its Lipper performance group and in the fifth quintile of its Lipper performance universe. The Fund's performance within its Lipper-selected group and universe had been in the third quintiles in 2004. The directors recognized that in its efforts to improve the performance results of Discovery Fund, effective August 1, 2006, Founders had changed the portfolio managers of the Fund. The directors were hopeful that the steps Founders has taken in an effort to improve the Fund's performance would be sufficient. The directors intend to continue to monitor the Fund's performance results closely.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their

respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Discovery Fund's management fees ranked in the third quintile of its Lipper performance group, with the Fund's fees the ninth lowest of 17 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than eight of the 17 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by

Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES _(Unaudited)

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund 's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable

Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of Dreyfus Service Corporation ("DSC") since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

48

For More Information

**Dreyfus Founders
Discovery Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0182AR1206

Dreyfus Founders Equity Growth Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Equity Growth Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

John B. Jares, CFA, Portfolio Manager

How did Dreyfus Founders Equity Growth Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, Dreyfus Founders Equity Growth Fund produced total returns of 13.02% for Class A Shares, 12.22% for Class B Shares, 12.24% for Class C Shares, 13.25% for Class F Shares, 13.55% for Class R Shares and 12.37% for Class T Shares.[1] In comparison, the fund's benchmark, the Russell 1000 Growth Index (the "Index"), rose 9.07% over the same period.[2]

High energy prices, concerns regarding consumer spending and interest-rate increases by the Federal Reserve Board (the "Fed") constrained stock prices during the first half of 2006. However, stabilizing oil prices, an end to the Fed's rate hikes and expectations of an economic "soft landing" helped support a sustained market rally in the second half. The fund's returns were higher than its benchmark, primarily due to successful stock selection strategies in a majority of the market sectors in which the fund invested.

What is the fund's investment approach?

To pursue the fund's goal of long-term growth of capital and income, we invest primarily in the common stocks of large, well-established companies with records of profitability, dividend payments and a reputation for high-quality management, products and services. Using a "bottom-up" approach, we focus on individual stock selection instead of broad economic or industry trends. We look mainly for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. The fund may also invest in non-dividend-paying companies, and it may invest up to 30% of its total assets in foreign securities.

What other factors influenced the fund's performance?

Resurgent energy prices, higher interest rates and a slowing housing market weighed on consumers and stock prices over the first half of the year, as did continued geopolitical unrest in the Middle East. However, the market rallied strongly over the second half of 2006, mainly due to improving investor sentiment as the Fed refrained from further rate hikes and the U.S. economy slowed gradually, helping to relieve inflation fears.

The success of the fund's stock selection strategy in the information technology sector, which advanced only moderately in the Index, was the greatest driver of the fund's relative performance in 2006. The fund's top overall performers included several information technology companies, including hardware manufacturers Cisco Systems, Apple Computer and Hewlett-Packard, as well as software giant Microsoft. Cisco Systems reported robust earnings growth and remained well-positioned for the next generation of voice and data technology to hit the consumer market. Apple continued to benefit from the success of its iPod digital music players and other new products.

Strong stock selections within the consumer discretionary sector also boosted the fund's relative performance as stocks of consumer-oriented companies such as apparel retailer Kohl's, which was sold during the reporting period, and media companies Pixar and The Walt Disney Company rose significantly during the reporting period. Pixar's stock price increased due to its acquisition by Disney. Disney benefited from new management and the favorable performances of recent movie releases, its television subsidiaries and theme parks. The energy and industrials sectors also contributed positively to the fund's performance. Integrated energy producer Exxon Mobil led the fund's energy investments higher. Airlines such as Continental Airlines bolstered the fund's return in the industrials sector, as the industry began to recover amid numerous consolidations and newly implemented cost and infrastructure efficiencies.

On the other hand, the telecommunication services sector represented the fund's most disappointing sector of 2006, as relatively poor stock picking led to underperformance compared to the benchmark.

Wireless telephone service provider Sprint, which was sold during the reporting period and the main driver of this sector's weak performance, lost market share to its competitors in spite of its acquisition of Nextel, a stock the fund did not own. The health care sector also hampered the fund's results. Medical device makers Boston Scientific and Medtronic, which were sold during the reporting period, struggled in a sluggish cardiac rhythm management market. Advanced Medical Optics' new intraocular lens was less successful than expected, which caused the company's stock to decline and eventually be sold. Finally the fund did not invest in any utilities stocks during the reporting period, which proved to be a drag on returns.

What is the fund's current strategy?

We have continued to find attractive investment opportunities among individual companies, particularly in the information technology sector. We also have identified a number of opportunities in the health care sector, as a fair amount of underperformance among health care firms in 2006 has produced more attractive valuations. In addition, we have continued to find investment candidates in the biotechnology industry as business fundamentals improve and stock valuations have moderated. As always, we intend to continue to rely on our bottom-up research process to seek companies that, in our judgment, have the potential to post superior revenue and earnings growth.

January 16, 2007

[1]   *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided for the fund's Class T shares reflects the absorption of certain portfolio expenses by an affiliate of Founders pursuant to an agreement that will extend through at least August 31, 2007, and will not be terminated without prior notice to the fund's Board of Directors. Had these expenses not been absorbed, the fund's Class T share return would have been lower.*

[2]   *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Equity Growth Fund Class F shares and the Russell 1000 Growth Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 12/31/96 to a $10,000 investment made in the Russell 1000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses. The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**6.51%**	**3.10%**	**–**	**(3.72)%**
without sales charge	**12/31/99**	**13.02%**	**4.31%**	**–**	**(2.91)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**8.22%**	**3.28%**	**–**	**(3.40)%**
without redemption	**12/31/99**	**12.22%**	**3.63%**	**–**	**(3.40)%**
Class C shares					
with applicable redemption charge ††	**12/31/99**	**11.24%**	**3.62%**	**–**	**(3.72)%**
without redemption	**12/31/99**	**12.24%**	**3.62%**	**–**	**(3.72)%**
Class F shares	**7/5/38**	**13.25%**	**4.73%**	**3.06%**	**N/A**
Class R shares	**12/31/99**	**13.55%**	**4.32%**	**–**	**(2.64)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**7.28%**	**2.53%**	**–**	**(4.28)%**
without sales charge	**12/31/99**	**12.37%**	**3.49%**	**–**	**(3.65)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares but does reflect fee waivers for certain share classes. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Equity Growth Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.55	$ 11.88	$ 11.06	$ 5.89	$ 5.84	$ 11.12
Ending value (after expenses)	$1,125.70	$1,122.20	$1,120.10	$1,126.00	$1,126.70	$1,121.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.17	$ 11.27	$ 10.51	$ 5.60	$ 5.55	$ 10.56
Ending value (after expenses)	$1,018.10	$1,014.01	$1,014.77	$1,019.66	$1,019.71	$1,014.72

† *Expenses are equal to the fund's annualized expense ratio of 1.41% for Class A shares, 2.22% for Class B shares, 2.07% for Class C shares, 1.10% for Class F shares, 1.09% for Class R shares and 2.08% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks—96.5%	Shares	Value ($)
Aerospace & Defense—.6%		
Empresa Brasileira de Aeronautica, ADR	32,525	**1,347,511**
Airlines—1.8%		
AMR	47,175 [a]	1,426,100
Continental Airlines, Cl. B	43,125 [a]	1,778,906
US Airways Group	18,325 [a]	986,801
		4,191,807
Apparel Retail—1.1%		
Gap	57,676	1,124,682
Limited Brands	45,261	1,309,853
		2,434,535
Application Software—1.6%		
Autodesk	52,543 [a]	2,125,890
Cognos	36,507 [a]	1,550,087
		3,675,977
Asset Management & Custody Banks—.7%		
State Street	22,475	**1,515,714**
Biotechnology—2.6%		
Amgen	37,827 [a]	2,583,962
Genzyme	17,250 [a]	1,062,255
MedImmune	74,012 [a]	2,395,768
		6,041,985
Broadcasting & Cable Tv—1.2%		
Comcast, Cl. A (Special)	64,575 [a]	**2,704,401**
Building Products—.8%		
Masco	57,787	**1,726,098**
Coal—.4%		
Peabody Energy	22,841	**923,005**
Communications Equipment—5.5%		
Cisco Systems	259,984 [a]	7,105,363
Corning	102,887 [a]	1,925,016
Motorola	65,797	1,352,786
Nokia, ADR	114,452	2,325,665
		12,708,830
Computer & Electronics Retail—1.0%		
Best Buy	47,072	**2,315,472**

Common Stocks (continued)	Shares	Value ($)
Computer Hardware—5.9%		
Apple Computer	52,583 [a]	4,461,142
Diebold	65,944	3,072,990
Hewlett-Packard	121,050	4,986,050
Sun Microsystems	214,234 [a]	1,161,148
		13,681,330
Computer Storage & Peripherals—2.1%		
EMC/Massachusetts	121,360 [a]	1,601,952
SanDisk	25,408 [a]	1,093,306
Seagate Technology	81,709	2,165,289
		4,860,547
Consumer Electronics—.4%		
Harman International Industries	8,741	**873,313**
Data Processing & Outsourced Services—1.1%		
Automatic Data Processing	38,050	1,873,963
Western Union	26,369	591,193
		2,465,156
Department Stores—1.4%		
Federated Department Stores	82,925	**3,161,930**
Diversified Chemicals—.8%		
E.I. du Pont de Nemours & Co.	37,975	**1,849,762**
Diversified Financials—2.2%		
Citigroup	28,284	1,575,419
JPMorgan Chase & Co.	70,775	3,418,433
		4,993,852
Environmental & Facilities Services—.8%		
Waste Management	51,661	**1,899,575**
Exchange Traded Funds—4.6%		
iShares Russell 1000 Growth Index Fund	63,147	3,474,979
NASDAQ-100 Trust Series 1	81,525	3,518,619
Standard & Poor's Depository Receipts (Tr. Ser. 1)	24,691	3,498,468
		10,492,066
Food Distributors—.6%		
SYSCO	37,797	**1,389,418**
Food Retail—.7%		
Safeway	48,435	**1,673,914**
Health Care Equipment—1.6%		
Zimmer Holdings	45,821 [a]	**3,591,450**

Common Stocks (continued)	Shares	Value ($)
Home Entertainment Software—1.6%		
Electronic Arts	74,812 [a]	**3,767,532**
Home Furnishing Retail—.3%		
Williams-Sonoma	22,271	**700,200**
Hotels, Resorts & Cruise Lines—.4%		
Marriott International, Cl. A	19,942	**951,632**
Household Products—3.8%		
Colgate-Palmolive	67,675	4,415,117
Procter & Gamble	68,121	4,378,137
		8,793,254
Hypermarkets & Super Centers—2.1%		
Wal-Mart Stores	103,296	**4,770,209**
Industrial Conglomerates—3.2%		
General Electric	197,702	**7,356,491**
Integrated Oil & Gas—3.4%		
Chevron	25,156	1,849,721
Exxon Mobil	77,275	5,921,583
		7,771,304
Internet Software & Services—2.8%		
Google, Cl. A	10,647 [a]	4,902,731
Yahoo!	63,198 [a]	1,614,077
		6,516,808
Investment Banking & Brokerage—4.4%		
Charles Schwab	225,675	4,364,555
Goldman Sachs Group	16,073	3,204,153
Morgan Stanley	31,356	2,553,319
		10,122,027
IT Consulting & Other Services—.9%		
Accenture, Cl. A	55,856	**2,062,762**
Life Sciences Tools & Services—1.0%		
Thermo Fisher Scientific	51,565 [a]	**2,335,379**
Movies & Entertainment—1.1%		
Walt Disney	71,232	**2,441,121**
Multi-Line Insurance—.8%		
American International Group	24,909	**1,784,979**
Oil & Gas Equipment & Services—1.2%		
Schlumberger	43,692	**2,759,587**

Common Stocks (continued)	Shares	Value ($)
Packaged Foods & Meats–1.8%		
Cadbury Schweppes, ADR	27,522	1,181,519
Dean Foods	40,250 [a]	1,701,770
Unilever (NY Shares)	44,164	1,203,469
		4,086,758
Personal Products–1.6%		
Avon Products	113,948	**3,764,842**
Pharmaceutical–8.2%		
Allergan	29,241	3,501,317
Bristol-Myers Squibb	44,003	1,158,159
Covance	19,476 [a]	1,147,331
Eli Lilly & Co.	21,398	1,114,836
Johnson & Johnson	67,686	4,468,630
Pfizer	66,548	1,723,593
Schering-Plough	134,163	3,171,613
Wyeth	49,446	2,517,790
		18,803,269
Property & Casualty Insurance–1.3%		
Allstate	46,675	**3,039,009**
Semiconductor Equipment–1.8%		
ASML Holding (NY Shares)	120,954 [a]	2,979,097
KLA-Tencor	24,324	1,210,119
		4,189,216
Semiconductors–2.4%		
Broadcom, Cl. A	35,190 [a]	1,136,989
Linear Technology	50,020	1,516,606
Marvell Technology Group	48,151 [a]	924,018
Texas Instruments	68,021	1,959,005
		5,536,618
Soft Drinks–1.4%		
PepsiCo	51,475	**3,219,761**
Specialized Finance–1.0%		
Chicago Mercantile Exchange Holdings, Cl. A	2,832	1,443,612
Nasdaq Stock Market	31,066 [a]	956,522
		2,400,134

Common Stocks (continued)	Shares	Value ($)
Specialty Stores–1.5%		
AutoZone	8,104 a	936,498
Tiffany & Co.	62,372	2,447,477
		3,383,975
Systems Software–7.4%		
Adobe Systems	117,391 a	4,827,118
Microsoft	327,520	9,779,747
Oracle	141,898 a	2,432,132
		17,038,997
Tobacco–1.6%		
Altria Group	41,912	**3,596,888**
Total Common Stocks		
(cost $193,944,324)		**221,710,400**

Other Investment–3.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $7,362,000)	7,362,000 b	**7,362,000**

Total Investments (cost $201,306,324)	**99.7%**	**229,072,400**
Cash and Receivables (Net)	**.3%**	**742,299**
Net Assets	**100.0%**	**229,814,699**

ADR—American Depository Receipts
a   Non-income producing security.
b   Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	33.3	Energy	5.0
Consumer Staples	13.6	Materials	.8
Healthcare	13.4	Other	4.6
Financials	10.4	Cash & Equivalents	3.4
Consumer Discretionary	8.3		
Industrials	7.2		**100.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	193,944,324	221,710,400
Affiliated issuers	7,362,000	7,362,000
Cash		210,660
Receivable for investment securities sold		2,594,750
Dividends and interest receivable		295,073
Receivable for shares of Common Stock subscribed		193,841
Prepaid expenses		34,526
		232,401,250
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		234,349
Payable for investment securities purchased		2,178,936
Payable for shares of Common Stock redeemed		22,723
Accrued expenses		150,543
		2,586,551
Net Assets ($)		**229,814,699**
Composition of Net Assets ($):		
Paid-in capital		270,638,655
Accumulated undistributed investment income–net		325,865
Accumulated net realized gain (loss) on investments		(68,916,176)
Accumulated net unrealized appreciation (depreciation) on investments		27,766,355
Net Assets ($)		**229,814,699**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	4,399,026	1,045,553	3,758,718	220,502,271	96,939	12,192
Shares Outstanding	769,294	189,910	694,429	37,602,611	16,649	2,239
Net Asset Value Per Share ($)	**5.72**	**5.51**	**5.41**	**5.86**	**5.82**	**5.45**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends (net of $13,706 foreign taxes withheld at source):	
Unaffiliated issuers	2,416,650
Affiliated issuers	151,266
Interest	279,207
Total Income	**2,847,123**
Expenses:	
Investment advisory fee–Note 3(a)	1,422,728
Distribution fees–Note 3(b)	174,239
Shareholder servicing costs–Note 3(c)	371,396
Accounting fees–Note 3(c)	131,407
Professional fees	97,191
Prospectus and shareholders' reports	69,284
Registration fees	67,252
Directors' fees and expenses–Note 3(d)	59,476
Loan commitment fees–Note 2	8,783
Custodian fees–Note 3(c)	6,817
Miscellaneous	40,888
Total Expenses	**2,449,461**
Less–reduction in custody fees due to waiver–Note 3(c)	(287)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(8,387)
Less–reimbursed/waived expenses–Note 3(c)	(80)
Net Expenses	**2,440,707**
Investment Income–Net	**406,416**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	13,557,877
Net change in unrealized appreciation (depreciation) on investments	13,579,976
Net Realized and Unrealized Gain (Loss) on Investments	**27,137,853**
Net Increase in Net Assets Resulting from Operations	**27,544,269**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	406,416	205,080
Net realized gain on investments	13,557,877	22,014,185
Net change in unrealized appreciation (depreciation) on investments	13,579,976	(12,580,203)
Net Increase (Decrease) in Net Assets Resulting from Operations	**27,544,269**	**9,639,062**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(7,353)	(1,749)
Class C shares	–	(4,846)
Class F shares	(233,077)	(428,422)
Class R shares	(83)	(786)
Total Dividends	**(240,513)**	**(435,803)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	3,804,434	645,347
Class B shares	300,494	63,612
Class C shares	1,664,484	1,510,039
Class F shares	3,481,474	2,884,040
Class R shares	4,416	23,193
Class T shares	13,106	7,232

	Year Ended December 31,	
	2006	2005
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	6,396	1,321
Class C shares	–	1,336
Class F shares	203,321	373,127
Class R shares	80	778
Cost of shares redeemed:		
Class A shares	(944,270)	(618,053)
Class B shares	(829,672)	(765,761)
Class C shares	(207,635)	(168,857)
Class F shares	(25,345,638)	(30,102,729)
Class R shares	(195,260)	(12,075)
Class T shares	(9,431)	(30,338)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(18,053,701)**	**(26,187,788)**
Total Increase (Decrease) in Net Assets	**9,250,055**	**(16,984,529)**
Net Assets ($):		
Beginning of Period	220,564,644	237,549,173
End of Period	**229,814,699**	**220,564,644**
Undistributed investment income–net	325,865	159,962

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	692,697	133,918
Shares issued for dividends reinvested	1,112	258
Shares redeemed	(174,383)	(127,183)
Net Increase (Decrease) in Shares Outstanding	**519,426**	**6,993**
Class B[a]		
Shares sold	58,611	13,761
Shares redeemed	(164,527)	(162,888)
Net Increase (Decrease) in Shares Outstanding	**(105,916)**	**(149,127)**
Class C		
Shares sold	319,251	331,465
Shares issued for dividends reinvested	–	275
Shares redeemed	(42,390)	(36,722)
Net Increase (Decrease) in Shares Outstanding	**276,861**	**295,018**
Class F		
Shares sold	627,800	587,677
Shares issued for dividends reinvested	34,459	71,482
Shares redeemed	(4,684,422)	(6,113,337)
Net Increase (Decrease) in Shares Outstanding	**(4,022,163)**	**(5,454,178)**
Class R		
Shares sold	823	4,796
Shares issued for dividends reinvested	14	150
Shares redeemed	(36,870)	(2,559)
Net Increase (Decrease) in Shares Outstanding	**(36,033)**	**2,387**
Class T		
Shares sold	2,545	1,538
Shares redeemed	(1,963)	(6,655)
Net Increase (Decrease) in Shares Outstanding	**582**	**(5,117)**

[a] *During the period ended December 31, 2006, 58,439 Class B shares representing $298,911 were automatically converted to 56,464 Class A shares and during the period ended December 31, 2005, 31,864 Class B shares representing $147,985 were automatically converted to 30,991 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	5.07	4.86	4.49	3.44	4.66
Investment Operations:					
Investment income (loss)–net	.00a,b	(.00)a	.02	.03	(.02)
Net realized and unrealized gain (loss) on investments	.66	.22	.36	1.02	(1.20)
Total from Investment Operations	.66	.22	.38	1.05	(1.22)
Distributions:					
Dividends from investment income–net	(.01)	(.01)	(.01)	–	–
Net asset value, end of period	5.72	5.07	4.86	4.49	3.44
Total Return (%)c	13.02	4.46	8.54	30.52	(26.18)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.34	1.35	1.26	1.49	1.87
Ratio of net expenses to average net assets	1.34	1.33	1.25	1.48	1.87
Ratio of net investment income (loss) to average net assets	.00d	(.09)	.38	(.25)	(.67)
Portfolio Turnover Rate e	110	126	115	123	152
Net Assets, end of period ($ x 1,000)	4,399	1,266	1,180	935	378

[a] Amount represents less than $.01 per share.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Amount represents less than .01%.
[e] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.91	4.74	4.40	3.40	4.61
Investment Operations:					
Investment (loss)−net	(.05)[a]	(.04)[a]	(.00)[b]	(.01)	(.05)
Net realized and unrealized gain (loss) on investments	.65	.21	.34	1.01	(1.16)
Total from Investment Operations	.60	.17	.34	1.00	(1.21)
Net asset value, end of period	5.51	4.91	4.74	4.40	3.40
Total Return (%)[c]	12.22	3.59	7.73	29.41	(26.25)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.21	2.19	2.01	2.30	2.14
Ratio of net expenses to average net assets	2.21	2.18	2.00	2.30	2.14
Ratio of net investment (loss) to average net assets	(.93)	(.97)	(.34)	(1.08)	(.95)
Portfolio Turnover Rate[d]	110	126	115	123	152
Net Assets, end of period ($ x 1,000)	1,046	1,453	2,110	1,709	1,013

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.82	4.66	4.32	3.34	4.55
Investment Operations:					
Investment income (loss)–net	(.03)a	(.03)a	.04	.04	(.07)
Net realized and unrealized gain (loss) on investments	.62	.20	.30	.94	(1.14)
Total from Investment Operations	.59	.17	.34	.98	(1.21)
Distributions:					
Dividends from investment income–net	–	(.01)	–	–	–
Net asset value, end of period	5.41	4.82	4.66	4.32	3.34
Total Return (%)b	12.24	3.68	7.87	29.34	(26.59)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.01	1.98	1.99	2.29	3.02
Ratio of net expenses to average net assets	2.01	1.96	1.99	2.28	2.76
Ratio of net investment (loss) to average net assets	(.69)	(.72)	(.24)	(1.04)	(1.55)
Portfolio Turnover Ratec	110	126	115	123	152
Net Assets, end of period ($ x 1,000)	3,759	2,012	571	357	186

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	5.18	4.96	4.57	3.50	4.69
Investment Operations:					
Investment (loss)–net	.01[a]	.00[b]	.02	.00[b]	.00[b]
Net realized and unrealized gain (loss) on investments	.68	.23	.39	1.07	(1.19)
Total from Investment Operations	.69	.23	.41	1.07	(1.19)
Distributions:					
Dividends from investment income–net	(.01)	(.01)	(.02)	(.00)[b]	(.00)[b]
Net asset value, end of period	5.86	5.18	4.96	4.57	3.50
Total Return (%)	13.25	4.64	8.97	30.67	(25.33)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.10	1.13	1.06	1.13	1.08
Ratio of net expenses to average net assets	1.10	1.12	1.06	1.13	1.08
Ratio of net investment income to average net assets	.20	.11	.56	.06	.11
Portfolio Turnover Rate[c]	110	126	115	123	152
Net Assets, end of period ($ x 1,000)	220,502	215,556	233,410	233,333	191,701

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

			Year Ended December 31,		
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	5.13	4.91	4.53	3.47	4.74
Investment Operations:					
Investment income (loss)–net	.01[a]	.01	.03	.06	(.08)
Net realized and unrealized gain (loss) on investments	.69	.22	.37	1.00	(1.19)
Total from Investment Operations	.70	.23	.40	1.06	(1.27)
Distributions:					
Dividends from investment income–net	(.01)	(.01)	(.02)	–	–
Net asset value, end of period	5.82	5.13	4.91	4.53	3.47
Total Return (%)	13.55	4.78	8.88	30.55	(26.79)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.04	1.10	1.00	1.35	4.68
Ratio of net expenses to average net assets	1.04	1.09	1.00	1.35	2.95
Ratio of net investment income (loss) to average net assets	.21	.15	.54	(.12)	(1.78)
Portfolio Turnover Rate[b]	110	126	115	123	152
Net Assets, end of period ($ x 1,000)	97	270	247	211	57

[a] *Based on average shares outstanding at each month end.*
[b] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.85	4.72	4.38	3.39	4.60
Investment Operations:					
Investment (loss)−net	(.03)[a]	(.05)[a]	(.01)	(.23)	(.30)
Net realized and unrealized gain (loss)on investments	.63	.18	.25	1.22	(.91)
Total from Investment Operations	.60	.13	.24	.99	(1.21)
Payment by Service Provider	−	−	.10[b]	−	−
Net asset value, end of period	5.45	4.85	4.72	4.38	3.39
Total Return (%)[c]	12.37	2.75	7.76	29.20	(26.30)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.46	2.59	1.90	2.27	3.71
Ratio of net expenses to average net assets	1.82	2.15	1.90	2.26	2.46
Ratio of net investment (loss) to average net assets	(.48)	(.98)	(.29)	(1.11)	(1.29)
Portfolio Turnover Rate[d]	110	126	115	123	152
Net Assets, end of period ($ x 1,000)	12	8	32	30	33

[a] *Based on average shares outstanding at each month end.*
[b] *A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.*
[c] *Exclusive of sales charge.*
[d] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Equity Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek long-term growth of capital and income. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 1.5 billion shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of appreciation/(depreciation) from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $372,988, accumulated capital losses $66,924,439 and unrealized appreciation $27,020,009. In addition, the fund had $1,245,673 of capital losses realized after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $16,840,804 of the carryover expires in fiscal 2009 and $50,083,635 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $240,513 and $435,803, respectively.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. During the period ended December 31, 2006, the fund did not have any borrowings under the LOC.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is .65% of the first $250 million of net assets, .60% of the next $250 million of net assets, .55% of the next $250 million of net assets and .50% of net assets in excess of $750 million.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $3,762 and $1 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $3,061 and $304 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $8,525, $17,569 and $31, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $148,114 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $5,078, $2,842, $5,866 and $31, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $211,583 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $96,420 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $7,138.

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class T share class of the Fund for certain transfer agency expenses pursuant to a written contractual commitment. This commitment will extend through at least August 31, 2007, and will not be terminated without prior notification to the Company's Board of Directors. During the period ended December 31, 2006, Class T was reimbursed $80, which reduced the amount paid to DTI to $12.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $287, which reduced the amount paid to Mellon Bank to $6,530.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $123,783, Rule 12b-1 distribution plan fees $18,060, shareholder services plan fees $54,207, custodian fees $1,649 and transfer agency per account fees $36,650.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the

Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $231,161,593 and $253,944,691, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $202,052,391; accordingly, accumulated net unrealized appreciation on investments was $27,020,009, consisting of $29,442,953 gross unrealized appreciation and $2,422,944 gross unrealized depreciation.

NOTE 5—Subsequent Event:

Shareholders of Dreyfus Founders Growth Fund will be asked to approve a reorganization whereby shareholders would receive shares of the fund. If shareholder approval is received, it is expected that the reorganization will occur during the second quarter of calendar year 2007.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Equity Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended December 31, 2006 as qualifying for the corporate dividends received deduction. For the fiscal year ended December 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $240,513 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Equity Growth Fund's performance for the one-year period ended December 31, 2005 placed it in the fourth quintile of both its Lipper performance group and the Lipper large-cap growth fund performance universe. The Fund's performance within its Lipper-selected group and universe for the three-year period ended December 31, 2005 had placed it in the second quintiles. For the six-month and one-, three- and five-year periods ended June 30, 2006, the Fund's performance placed it in the top two quintiles of its Lipper performance group and universe. The directors deemed these more recent relative performance results to be satisfactory, but stressed the importance to Founders of the need for the Fund to seek to maintain a strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Equity Growth Fund's management fees ranked in the first (best) quintile of its Lipper performance group, with the Fund's fees the third lowest of 16 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be the lowest of the 16 funds in its group. The Fund's management fees were in the second best quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund 's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable

Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of the Distributor since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of the Distributor and AMLCO of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Equity Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
   P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
   144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0275AR1206

Dreyfus Founders Growth Fund

Growth Fund is closed to new investors.
Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. To take advantage of this service, simply inform us online of your decision to receive materials through our E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today. It's simple and only takes a few minutes.

Class F shareholders can log into www.founders.com/ecommunications, or www.icsdelivery.com if you own funds through a third party.

Class A, B, C, R and T shareholders can log into www.dreyfus.com.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents

The Fund



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Growth Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

John B. Jares, CFA, Portfolio Manager

How did Dreyfus Founders Growth Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, Dreyfus Founders Growth Fund produced total returns of 13.11% for Class A Shares, 11.95% for Class B Shares, 12.15% for Class C Shares, 13.13% for Class F Shares, 13.50% for Class R Shares and 12.30% for Class T Shares.[1] In comparison, the fund's benchmark, the Russell 1000 Growth Index (the "Index"), saw a gain of 9.07% for the same period.[2]

High energy prices, concerns regarding consumer spending and interest-rate increases by the Federal Reserve Board (the "Fed") constrained stock prices during the first half of 2006. However, stabilizing oil prices, an end to the Fed's rate hikes and expectations of an economic "soft landing" helped support a sustained market rally in the second half of the reporting period. The fund's returns were higher than its benchmark, primarily due to successful stock selection strategies in a majority of the market sectors in which the fund invested.

What is the fund's investment approach?

The fund seeks long-term capital growth by investing primarily in stocks of well-established, high-quality "growth" companies. Using a "bottom-up" approach, we focus on individual stock selection and look for high-quality companies with strong performance records, solid market positions, reasonable financial strength and continuous operating records of three years or more. We generally seek investment opportunities in companies that we believe have fundamental strengths that indicate the potential for growth of earnings per share. The fund may invest up to 30% of its assets in foreign securities, and up to 25% of its assets in any one foreign country.

What other factors influenced the fund's performance?

2006 generally proved to be a weak year for consumer spending. Resurgent energy prices, higher interest rates and a slowing housing market weighed on consumers and stock prices over the first half of the year. Continued geopolitical unrest in the Middle East and other parts of the world also dampened the market's performance early in the year. However, investors' economic concerns waned over the second half of 2006, when the Fed held short-term interest rates steady after its June 30 meeting. Both stocks and bonds responded well to the Fed's decision and generally rallied, more than offsetting previous weakness. Furthermore, economic data suggested that the U.S. economy, despite showing signs of slowing, continued to trend upward, which helped moderate recession concerns.

The success of the fund's stock selection strategy in the information technology sector, which advanced only moderately in the Index, was the greatest driver of the fund's relative performance in 2006. The fund's top overall performers included several information technology companies, including hardware manufacturers Cisco Systems, Apple Computer and Hewlett-Packard, as well as software giant Microsoft. Cisco Systems reported robust earnings growth and remained well-positioned for the next generation of voice and data technology to hit the consumer market. Apple continued to benefit from the success of its iPod digital music players and other new products.

Strong stock selections within the consumer discretionary sector also boosted the fund's relative performance as stocks of consumer-oriented companies such as apparel retailer Kohl's, which was sold during the reporting period, and media companies Pixar and The Walt Disney Company rose significantly during the reporting period. Pixar's stock price increased due to its acquisition by Disney. Disney benefited from new management and the favorable performances of recent movie releases, its television subsidiaries and theme parks. The energy and industrials sectors also contributed positively to the fund's performance. Integrated energy producer Exxon Mobil led the fund's energy investments higher. Airlines such as Continental Airlines bolstered the fund's return in the industrials sector, as the industry began to recover amid numerous consolidations and newly implemented cost and infrastructure efficiencies.

On the other hand, the telecommunication services sector represented the fund's most disappointing sector of 2006, as relatively poor stock picking led to underperformance compared to the benchmark. Wireless telephone service provider Sprint, which was sold during the reporting period and the main driver of this sector's weak performance, lost market share to its competitors in spite of its acquisition of Nextel, a stock the fund did not own. The health care sector also hampered the fund's results. Medical device makers Boston Scientific and Medtronic, which were sold during the reporting period, struggled in a sluggish cardiac rhythm management market. Advanced Medical Optics' new intraocular lens was less successful than expected, which caused the company's stock to decline and eventually be sold. Finally the fund did not invest in any utilities stocks during the reporting period, which proved to be a drag on returns.

What is the fund's current strategy?

We have continued to find attractive investment opportunities among individual companies, particularly in the information technology sector. We also have identified a number of opportunities in the health care sector, as a fair amount of underperformance among health care firms in 2006 has produced more attractive valuations. In addition, we have continued to find investment candidates in the biotechnology industry as business fundamentals improve and stock valuations have moderated. As always, we intend to continue to rely on our bottom-up research process to seek companies that, in our judgment, have the potential to post superior revenue and earnings growth.

On January 17, 2007, the fund's Board of Directors approved, subject to shareholder approval, a Plan of Reorganization, which provides for the transfer of the fund's assets to the Dreyfus Founders Equity Growth Fund (the "Equity Growth Fund") in a tax-free exchange for shares of the Equity Growth Fund. If approved, the Reorganization is expected to be completed in the second quarter of 2007.

January 18, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Growth Fund Class F shares and the Russell 1000 Growth Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/96 to a $10,000 investment made in the Russell 1000 Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**6.56%**	**2.09%**	**–**	**(6.92)%**
without sales charge	**12/31/99**	**13.11%**	**3.30%**	**–**	**(6.13)%**
Class B shares					
with applicable redemption charge [†]	**12/31/99**	**7.95%**	**2.08%**	**–**	**(6.72)%**
without redemption	**12/31/99**	**11.95%**	**2.44%**	**–**	**(6.72)%**
Class C shares					
with applicable redemption charge [††]	**12/31/99**	**11.15%**	**2.50%**	**–**	**(6.85)%**
without redemption	**12/31/99**	**12.15%**	**2.50%**	**–**	**(6.85)%**
Class F shares	**1/5/62**	**13.13%**	**3.42%**	**3.58%**	**N/A**
Class R shares	**12/31/99**	**13.50%**	**3.71%**	**–**	**(5.82)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**7.29%**	**1.62%**	**–**	**(7.41)%**
without sales charge	**12/31/99**	**12.30%**	**2.56%**	**–**	**(6.79)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

[†] *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

[††] *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Growth Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000[†]	$ 8.31	$ 13.14	$ 12.45	$ 7.61	$ 7.08	$ 11.23
Ending value (after expenses)	$1,125.90	$1,119.50	$1,120.50	$1,126.10	$1,126.90	$1,121.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000[†]	$ 7.88	$ 12.48	$ 11.82	$ 7.22	$ 6.72	$ 10.66
Ending value (after expenses)	$1,017.39	$1,012.80	$1,013.46	$1,018.05	$1,018.55	$1,014.62

[†] *Expenses are equal to the fund's annualized expense ratio of 1.55% for Class A shares, 2.46% for Class B shares, 2.33% for Class C shares, 1.42% for Class F shares, 1.32% for Class R shares and 2.10% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS
December 31, 2006

Common Stocks–97.0%	Shares	Value ($)
Aerospace & Defense–.6%		
Empresa Brasileira de Aeronautica, ADR	49,375	**2,045,606**
Airlines–1.9%		
AMR	71,325 a	2,156,155
Continental Airlines, Cl. B	65,400 a	2,697,750
US Airways Group	27,775 a	1,495,684
		6,349,589
Apparel Retail–1.1%		
Gap	85,633	1,669,844
Limited Brands	67,534	1,954,434
		3,624,278
Application Software–1.6%		
Autodesk	77,418 a	3,132,332
Cognos	54,477 a	2,313,093
		5,445,425
Asset Management & Custody Banks–.7%		
State Street	36,375	**2,453,130**
Biotechnology–2.7%		
Amgen	56,211 a	3,839,773
Genzyme	27,875 a	1,716,543
MedImmune	109,984 a	3,560,182
		9,116,498
Broadcasting & Cable Tv–1.2%		
Comcast, Cl. A (Special)	96,973 a	**4,061,229**
Building Products–.8%		
Masco	86,068	**2,570,851**
Coal–.4%		
Peabody Energy	34,045	**1,375,758**
Communications Equipment–5.6%		
Cisco Systems	390,723 a	10,678,460
Corning	152,614 a	2,855,408
Motorola	98,127	2,017,491
Nokia, ADR	170,775	3,470,148
		19,021,507
Computer & Electronics Retail–1.0%		
Best Buy	70,391	**3,462,533**

Common Stocks (continued)	Shares	Value ($)
Computer Hardware–6.1%		
Apple Computer	78,639 [a]	6,671,733
Diebold	98,472	4,588,795
Hewlett-Packard	182,850	7,531,591
Sun Microsystems	319,369 [a]	1,730,980
		20,523,099
Computer Storage & Peripherals–2.1%		
EMC/Massachusetts	179,976 [a]	2,375,683
SanDisk	37,877 [a]	1,629,847
Seagate Technology	122,334	3,241,851
		7,247,381
Consumer Electronics–.4%		
Harman International Industries	13,044	**1,303,226**
Data Processing & Outsourced Services–1.1%		
Automatic Data Processing	57,000	2,807,250
Western Union	39,300	881,106
		3,688,356
Department Stores–1.4%		
Federated Department Stores	125,900	**4,800,567**
Diversified Chemicals–.8%		
E.I. du Pont de Nemours & Co.	56,900	**2,771,599**
Diversified Financial Services–2.2%		
Citigroup	41,945	2,336,337
JPMorgan Chase & Co.	106,875	5,162,063
		7,498,400
Environmental & Facilities Services–.8%		
Waste Management	77,013	**2,831,768**
Exchange Traded Funds–3.3%		
iShares Russell 1000 Growth Index Fund	94,150	5,181,075
NASDAQ-100 Trust Series 1	65,075	2,808,637
Standard & Poor's Depository Receipts (Tr. Ser. 1)	22,625	3,205,736
		11,195,448
Food Distributors–.6%		
SYSCO	56,402	**2,073,338**
Food Retail–.7%		
Safeway	71,829	**2,482,410**

Common Stocks (continued)	Shares	Value ($)
Health Care Equipment—1.6%		
Zimmer Holdings	68,665 [a]	**5,381,963**
Home Entertainment Software—1.7%		
Electronic Arts	111,425 [a]	**5,611,363**
Home Furnishing Retail—.3%		
Williams-Sonoma	33,196	**1,043,682**
Hotels, Resorts & Cruise Lines—.4%		
Marriott International, Cl. A	29,970	**1,430,168**
Household Products—3.9%		
Colgate-Palmolive	102,825	6,708,303
Procter & Gamble	102,044	6,558,368
		13,266,671
Hypermarkets & Super Centers—2.1%		
Wal-Mart Stores	153,188	**7,074,222**
Industrial Conglomerates—3.2%		
General Electric	296,357	**11,027,444**
Integrated Oil & Gas—3.4%		
Chevron	37,802	2,779,581
Exxon Mobil	115,525	8,852,681
		11,632,262
Internet Software & Services—2.9%		
Google, Cl. A	15,959 [a]	7,348,800
Yahoo!	94,042 [a]	2,401,833
		9,750,633
Investment Banking & Brokerage—4.5%		
Charles Schwab	344,750	6,667,465
Goldman Sachs Group	24,004	4,785,197
Morgan Stanley	46,970	3,824,767
		15,277,429
IT Consulting & Other Services—.9%		
Accenture, Cl. A	83,940	**3,099,904**
Life Sciences Tools & Services—1.0%		
Thermo Fisher Scientific	76,470 [a]	**3,463,326**
Movies & Entertainment—1.1%		
Walt Disney	104,980	**3,597,665**
Multi-Line Insurance—.8%		
American International Group	37,339	**2,675,713**

Common Stocks (continued)	Shares	Value ($)
Oil & Gas Equipment & Services—1.2%		
Schlumberger	65,416	**4,131,675**
Packaged Foods & Meats—1.8%		
Cadbury Schweppes, ADR	40,731	1,748,582
Dean Foods	60,000 [a]	2,536,800
Unilever (NY Shares)	65,837	1,794,058
		6,079,440
Personal Products—1.6%		
Avon Products	168,320	**5,561,293**
Pharmaceuticals—8.3%		
Allergan	43,627	5,223,897
Bristol-Myers Squibb	65,598	1,726,539
Covance	28,890 [a]	1,701,910
Eli Lilly & Co.	31,872	1,660,531
Johnson & Johnson	101,462	6,698,521
Pfizer	100,316	2,598,184
Schering-Plough	201,112	4,754,288
Wyeth	74,121	3,774,241
		28,138,111
Property & Casualty Insurance—1.6%		
Allstate	82,500	**5,371,575**
Semiconductor Equipment—1.8%		
ASML Holding (NY Shares)	180,331 [a]	4,441,553
KLA-Tencor	36,262	1,804,035
		6,245,588
Semiconductors—2.4%		
Broadcom, Cl. A	52,508 [a]	1,696,533
Linear Technology	74,805	2,268,088
Marvell Technology Group	71,252 [a]	1,367,326
Texas Instruments	100,896	2,905,805
		8,237,752
Soft Drinks—1.8%		
PepsiCo	95,100	**5,948,505**
Specialized Finance—1.0%		
Chicago Mercantile Exchange Holdings	4,200	2,140,950
Nasdaq Stock Market	45,975 [a]	1,415,570
		3,556,520

Common Stocks (continued)	Shares		Value ($)
Specialty Stores—1.5%			
AutoZone	12,071	a	1,394,925
Tiffany & Co.	92,956		3,647,593
			5,042,518
Systems Software—7.5%			
Adobe Systems	172,927	a	7,110,758
Microsoft	486,703		14,532,952
Oracle	213,254	a	3,655,174
			25,298,884
Tobacco—1.6%			
Altria Group	62,470		**5,361,175**
Total Common Stocks (cost $287,720,793)			**329,247,477**

Other Investment—2.8%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $9,637,000)	9,637,000	b	**9,637,000**

Total Investments (cost $297,357,793)	**99.8%**	**338,884,477**
Cash and Receivables (Net)	**.2%**	**628,143**
Net Assets	**100.0%**	**339,512,620**

ADR—American Depository Receipts

a *Non-income producing security.*

b *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	33.7	Energy	5.0
Consumer Staples	14.1	Materials	0.8
Healthcare	13.6	Other	3.3
Financials	10.8	Cash & Equivalents	3.0
Consumer Discretionary	8.4		
Industrials	7.3		**100.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments;		
Unaffiliated issuers	287,720,793	329,247,477
Affiliated issuers	9,637,000	9,637,000
Cash		260,836
Receivable for investment securities sold		3,904,211
Dividends and interest receivable		439,796
Receivable for shares of Common Stock subscribed		70,399
Prepaid expenses		44,068
Other assets		7,418
		343,611,205
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates—Note 3(c)		423,076
Payable for investment securities purchased		3,182,902
Payable for shares of Common Stock redeemed		214,855
Directors' deferred compensation		7,418
Accrued expenses		270,334
		4,098,585
Net Assets ($)		**339,512,620**
Composition of Net Assets ($):		
Paid-in capital		969,209,847
Accumulated investment (loss)—net		(114,287)
Accumulated net realized gain (loss) on investments		(671,110,759)
Accumulated net unrealized appreciation (depreciation) on investments		41,527,819
Net Assets ($)		**339,512,620**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	12,267,718	2,442,667	1,399,493	320,732,912	2,594,467	75,363
Shares Outstanding	994,507	208,650	119,387	25,838,095	205,798	6,397
Net Asset Value Per Share ($)	**12.34**	**11.71**	**11.72**	**12.41**	**12.61**	**11.78**

See notes to financial statements.

14

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends (net of $20,771 foreign taxes withheld at source):	
Unaffiliated issuers	3,689,880
Affiliated issuers	226,113
Interest	311,752
Total Income	**4,227,745**
Expenses:	
Investment advisory fee—Note 3(a)	2,549,761
Distribution fees—Note 3(b)	838,188
Shareholder servicing costs—Note 3(c)	680,486
Accounting fees—Note 3(c)	199,405
Professional fees	138,833
Prospectus and shareholders' reports	115,815
Directors' fees and expenses—Note 3(d)	88,606
Registration fees	70,727
Loan commitment fees—Note 2	13,444
Custodian fees—Note 3(c)	7,108
Interest expense—Note 2	388
Miscellaneous	69,585
Total Expenses	**4,772,346**
Less—reduction in custody fees due to earnings credits—Note 1(c)	(12,337)
Net Expenses	**4,760,009**
Investment (Loss)—Net	**(532,264)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	23,110,311
Net change in unrealized appreciation (depreciation) on investments	18,372,201
Net Realized and Unrealized Gain (Loss) on Investments	**41,482,512**
Net Increase in Net Assets Resulting from Operations	**40,950,248**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment (loss)–net	(532,264)	(773,131)
Net realized gain (loss) on investments	23,110,311	38,521,459
Net change in unrealized appreciation (depreciation) on investments	18,372,201	(24,451,397)
Net Increase (Decrease) in Net Assets Resulting from Operations	**40,950,248**	**13,296,931**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	–	(19,905)
Class F shares	–	(1,261,946)
Class R shares	–	(13,251)
Total Dividends	**–**	**(1,295,102)**
Capital Sock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	7,236,894	588,334
Class B shares	120,899	130,840
Class C shares	272,610	80,497
Class F shares	31,533,012	19,477,463
Class R shares	746,925	3,445,896
Class T shares	22,965	1,893
Dividends reinvested:		
Class A shares	–	17,366
Class F shares	–	1,193,334
Class R shares	–	13,251
Cost of shares redeemed:		
Class A shares	(1,610,088)	(1,637,810)
Class B shares	(7,845,590)	(3,180,356)
Class C shares	(384,068)	(632,976)
Class F shares	(81,194,994)	(106,690,262)
Class R shares	(418,406)	(12,546,288)
Class T shares	(25,743)	(33,173)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(51,545,584)**	**(99,771,991)**
Total Increase (Decrease) in Net Assets	**(10,595,336)**	**(87,770,162)**
Net Assets ($):		
Beginning of Period	350,107,956	437,878,118
End of Period	**339,512,620**	**350,107,956**
Accumulated investment (loss)–net	(114,287)	(107,913)

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	631,237	56,086
Shares issued for dividends reinvested	–	1,577
Shares redeemed	(141,364)	(156,471)
Net Increase (Decrease) in Shares Outstanding	**489,873**	**(98,808)**
Class B[a]		
Shares sold	10,955	13,206
Shares redeemed	(720,794)	(317,903)
Net Increase (Decrease) in Shares Outstanding	**(709,839)**	**(304,697)**
Class C		
Shares sold	24,522	7,980
Shares redeemed	(35,460)	(63,320)
Net Increase (Decrease) in Shares Outstanding	**(10,938)**	**(55,340)**
Class F		
Shares sold	2,695,683	1,864,857
Shares issued for dividends reinvested	–	107,799
Shares redeemed	(7,078,716)	(10,161,828)
Net Increase (Decrease) in Shares Outstanding	**(4,383,033)**	**(8,189,172)**
Class R		
Shares sold	63,039	323,673
Shares issued for dividends reinvested	–	1,182
Shares redeemed	(35,583)	(1,136,441)
Net Increase (Decrease) in Shares Outstanding	**27,456**	**(811,586)**
Class T		
Shares sold	2,053	189
Shares redeemed	(2,377)	(3,345)
Net Increase (Decrease) in Shares Outstanding	**(324)**	**(3,156)**

[a]   During the period ended December 31, 2006, 490,821 Class B shares representing $5,354,586 were automatically converted to 468,424 Class A shares and during the period ended December 31, 2005, 22,760 Class B shares representing $230,838 were automatically converted to 21,811 Class A shares.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	10.91	10.53	9.79	7.46	10.53
Investment Operations:					
Investment income (loss)−net	(.02)a	(.03)a	.02a	(.06)	(.06)
Net realized and unrealized					
gain (loss) on investments	1.45	.45	.72	2.39	(3.01)
Total from Investment Operations	1.43	.42	.74	2.33	(3.07)
Distributions:					
Dividends from investment income−net	−	(.04)	−	−	−
Net asset value, end of period	12.34	10.91	10.53	9.79	7.46
Total Return (%)b	13.11	3.98	7.56	31.23	(29.15)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	1.49	1.49	1.42	1.66	1.48
Ratio of net expenses					
to average net assets	1.49	1.47	1.41	1.66	1.48
Ratio of net investment income					
(loss) to average net assets	(.17)	(.28)	.22	(.59)	(.56)
Portfolio Turnover Ratec	103	120	107	124	139
Net Assets, end of period ($ x 1,000)	12,268	5,505	6,356	6,452	5,149

a   *Based on average shares outstanding at each month end.*

b   *Exclusive of sales charge.*

c   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	10.46	10.14	9.50	7.30	10.38
Investment Operations:					
Investment (loss)–net	(.12)[a]	(.11)[a]	(.06)[a]	(.17)	(.18)
Net realized and unrealized gain (loss) on investments	1.37	.43	.70	2.37	(2.90)
Total from Investment Operations	1.25	.32	.64	2.20	(3.08)
Net asset value, end of period	11.71	10.46	10.14	9.50	7.30
Total Return (%)[b]	11.95	3.16	6.74	30.14	(29.67)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.40	2.31	2.22	2.48	2.22
Ratio of net expenses to average net assets	2.40	2.30	2.22	2.48	2.22
Ratio of net investment (loss) to average net assets	(1.20)	(1.11)	(.58)	(1.41)	(1.30)
Portfolio Turnover Rate[c]	103	120	107	124	139
Net Assets, end of period ($ x 1,000)	2,443	9,603	12,406	13,664	11,603

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	10.45	10.13	9.48	7.29	10.36
Investment Operations:					
Investment (loss)−net	(.11)a	(.10)a	(.05)a	(.19)	(.26)
Net realized and unrealized gain (loss) on investments	1.38	.42	.70	2.38	(2.81)
Total from Investment Operations	1.27	.32	.65	2.19	(3.07)
Net asset value, end of period	11.72	10.45	10.13	9.48	7.29
Total Return (%)b	12.15	3.16	6.86	30.04	(29.63)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.26	2.24	2.16	2.49	2.37
Ratio of net expenses to average net assets	2.26	2.22	2.16	2.49	2.37
Ratio of net investment (loss) to average net assets	(.99)	(1.03)	(.49)	(1.42)	(1.46)
Portfolio Turnover Ratec	103	120	107	124	139
Net Assets, end of period ($ x 1,000)	1,399	1,362	1,881	1,774	1,528

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	10.97	10.58	9.83	7.48	10.53
Investment Operations:					
Investment income (loss)−net	(.02)[a]	(.02)[a]	.03[a]	(.17)	(.22)
Net realized and unrealized gain (loss) on investments	1.46	.45	.72	2.52	(2.83)
Total from Investment Operations	1.44	.43	.75	2.35	(3.05)
Distributions:					
Dividends from investment income−net	−	(.04)	−	−	−
Net asset value, end of period	12.41	10.97	10.58	9.83	7.48
Total Return (%)	13.13	4.08	7.63	31.42	(28.96)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.41	1.38	1.33	1.47	1.38
Ratio of net expenses to average net assets	1.41	1.37	1.33	1.47	1.37
Ratio of net investment income (loss) to average net assets	(.14)	(.18)	.30	(.41)	(.46)
Portfolio Turnover Rate[b]	103	120	107	124	139
Net Assets, end of period ($ x 1,000)	320,733	331,585	406,550	484,742	443,307

[a] *Based on average shares outstanding at each month end.*
[b] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Class R Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	11.11	10.69	9.89	7.50	10.57
Investment Operations:					
Investment income–net	.01 a	.02 a	.07	.01	.01
Net realized and unrealized gain (loss) on investments	1.49	.47	.73	2.38	(3.08)
Total from Investment Operations	1.50	.49	.80	2.39	(3.07)
Distributions:					
Dividends from investment income–net	–	(.07)	–	–	–
Net asset value, end of period	12.61	11.11	10.69	9.89	7.50
Total Return (%)	13.50	4.54	8.09	31.87	(29.04)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.17	1.05	1.03	1.13	1.30
Ratio of net expenses to average net assets	1.17	1.04	1.03	1.13	1.30
Ratio of net investment income (loss) to average net assets	.11	.15	.65	(.04)	(.34)
Portfolio Turnover Rate b	103	120	107	124	139
Net Assets, end of period ($ x 1,000)	2,594	1,982	10,584	8,792	4,333

a   *Based on average shares outstanding at each month end.*
b   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	10.49	10.17	9.48	7.27	10.38
Investment Operations:					
Investment (loss)–net	(.10)[a]	(.10)[a]	(.02)[a]	(.30)	(.56)
Net realized and unrealized gain (loss) on investments	1.39	.42	.71	2.51	(2.55)
Total from Investment Operations	1.29	.32	.69	2.21	(3.11)
Net asset value, end of period	11.78	10.49	10.17	9.48	7.27
Total Return (%)[b]	12.30	3.15	7.28	30.40	(29.96)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.19	2.21	1.79	2.22	2.78
Ratio of net expenses to average net assets	2.19	2.20	1.79	2.22	2.78
Ratio of net investment (loss) to average net assets	(.91)	(1.01)	(.17)	(1.15)	(1.89)
Portfolio Turnover Rate[c]	103	120	107	124	139
Net Assets, end of period ($ X 1,000)	75	71	100	220	208

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek long-term growth of capital. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 750 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation/(depreciation) from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $670,062,710 and unrealized appreciation $40,478,635.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $460,086,756 of the carryover expires in fiscal 2009 and $209,975,954 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $0 and $1,295,102, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net $525,890 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2006, was approximately $7,900, with a related weighted average annualized interest rate of 4.88%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1.00% of the first $30 million of net assets, .75% of the next $270 million of net assets, .70% of the next $200 million of net assets and .65% of net assets in excess of $500 million.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $1,812 and $52 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $13,336 and $67 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $42,782, $10,084 and $173, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $785,149 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $21,910, $14,261, $3,361 and $173, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares.

The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $299,379 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $112,650 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $36,985.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $0. The amount paid to Mellon Bank was $7,108.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $217,030, Rule 12b-1 distribution plan fees $95,784, shareholder services plan fees $77,042, custodian fees $1,981 and transfer agency per account fees $31,239.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $334,211,511 and $399,205,397, respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $298,405,842; accordingly, accumulated net unrealized appreciation on investments was $40,478,635, consisting of $44,068,200 gross unrealized appreciation and $3,589,565 gross unrealized depreciation.

NOTE 5—Subsequent Event:

On January 17, 2007, the fund's Board of Directors approved, subject to shareholder approval, a Plan of Reorganization, which provides for the transfer of the fund's assets to the Dreyfus Founders Equity Growth Fund (the "Equity Growth Fund") in a tax-free exchange for shares of the Equity Growth Fund. If approved, the Reorganization is expected to be completed in the second quarter of 2007.

REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation

with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and
- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Growth Fund's performance for the one-year period ended December 31, 2005 placed it in the fourth quintile of both its Lipper performance group and the Lipper large-cap growth fund performance universe. The Fund's performance within its Lipper-selected group and universe for the three-year period ended December 31, 2005 had placed it in the third and second quintiles, respectively. For the six-month and one-, three- and five-year periods ended June 30, 2006, the Fund's performance placed it in the top two quintiles of its Lipper performance universe. The directors deemed these more recent relative performance results to be satisfactory, but stressed the importance to Founders of the need to seek to maintain the Fund's strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Growth Fund's management fees ranked in the second best quintile of its Lipper performance group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 10 of the 15 funds in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable

44

Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of the Distributor since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of the Distributor and AMLCO of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

NOTES

For More Information

**Dreyfus Founders
Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0213AR1206

Dreyfus Founders International Equity Fund

ANNUAL REPORT December 31, 2006



Dreyfus

A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. To take advantage of this service, simply inform us online of your decision to receive materials through our E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today. It's simple and only takes a few minutes.

Class F shareholders can log into www.founders.com/ ecommunications, or www.icsdelivery.com if you own funds through a third party.

Class A, B, C, R and T shareholders can log into www.dreyfus.com.

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders International Equity Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets, with most economic sectors and geographic regions of the global equity markets generating strong returns. A number of positive factors contributed to gains in international developed and developing markets, including an expanding global economy, rising commodity prices, financial reforms in key emerging markets, falling trade barriers, rising standards of living and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners sometimes meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Remi J. Browne, CFA, and Jeffrey R. Sullivan, CFA,
Portfolio Managers

How did Dreyfus Founders International Equity Fund perform relative to its benchmarks?

The fund produced total returns of 25.20% for Class A Shares, 24.32% for Class B Shares, 24.32% for Class C Shares, 25.27% for Class F Shares, 25.54% for Class R Shares and 24.95% for Class T Shares for the 12-month period ended December 31, 2006.[1] In comparison, the fund's benchmarks, the Morgan Stanley Capital International (MSCI) World ex U.S. Index (the "Primary Index") and the MSCI World ex U.S. Growth Index (the "Secondary Index"), produced total returns of 25.71% and 22.10%, respectively, for the same time period.[2,3]

During the reporting period, international equity markets continued their upward climb in 2006, supported by strong economic data and robust mergers-and-acquisitions (M&A) activity in Europe. The fund benefited from the favorable European investment environment, as holdings across several sectors and countries boosted returns, enabling the fund to post competitive returns relative to its Primary Index, but handily beat its Secondary Index.

What is the fund's investment approach?

To pursue its goal of long-term growth of capital, the fund normally invests at least 80% of its assets in equity securities in foreign companies characterized as "growth" companies. Although the fund intends to invest its assets outside the United States, it may invest in U.S.-based companies. We employ a "bottom-up" approach that emphasizes individual stock selection. We do not attempt to predict interest rates or market movements. Rather, we choose investments on a company-by-company basis, searching for what we believe are well-managed, well-positioned companies.

What other factors influenced the fund's performance?

Europe proved to be a primary driver of performance for the fund and its benchmarks in 2006, as continued increases in economic growth and M&A activity fueled rising equity markets. Conversely, the Japanese market underperformed in 2006 as the Bank of Japan raised interest rates and ended its ultra loose monetary policy.

We attribute the fund's relative performance mainly to the success of our stock selection strategy. Holdings in the materials, telecommunication services and consumer staples sectors were among the stronger contributors to the fund's relative performance. From a country perspective, stocks in the United Kingdom, Germany and Hong Kong helped boost the fund's relative returns. However, weak security selections in the consumer discretionary and industrials sectors proved to be a drag on relative performance, as were some holdings in France, Australia and Sweden.

Overall, the fund's holdings in the materials and telecommunication services sectors ranked among its top performers in 2006. In the materials sector, U.K. metals and mining company Xstrata performed well due to rising commodity prices and a beneficial Canadian acquisition, which transformed the company into a truly diversified mining concern and boosted its stock price in the second half of the year. The stock price of German-based steel producer ThyssenKrupp rose amid vigorous M&A activity within its industry, as rumors of a takeover bid for the company persisted.

Telecommunication-services holding China Mobile also aided the fund's relative performance, as the Hong Kong-based company increased its market share in China, leading to solid profit growth. Finally, telecommunications services provider Telenor's stock price climbed mainly due to strong performance from its Russian subsidiary.

Japanese consumer discretionary holdings were responsible for a large portion of the fund's underperforming stocks during the reporting period. Electronics retailer Yamada Denki, which was sold during the reporting period, lost value when investors took profits in the previously strong-performing stock. Sony's stock was sold during the reporting period in the wake of two detrimental announcements: a laptop battery recall and a delay in the initial launch date of its next-generation gaming system, PlayStation 3. In the industrials sector, EADS, a French-listed aerospace company, underperformed due to news of production delays and cost overruns for its Airbus A380 commercial airliner. Japanese industrials holding Sumitomo Electric Industries, maker of cable systems for automobiles, hampered the fund's relative returns as rising commodity costs, specifically copper, weighed on the company's financial results. Consequently, we sold our position of Sumitomo Electric Industries before the end of the reporting period.

What is the fund's current strategy?

We have maintained our strategy of allocating the fund's assets to various geographical and market sectors in proportions that roughly match those of the benchmark, which we believe enables us to add value through our bottom-up security selection process. We continue to look for companies that combine above average earnings growth with strong business momentum that trade at reasonable valuations.

January 16, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by Founders Asset Management LLC, pursuant to a permanent contractual agreement. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the United States, consisting solely of equity securities.*

[3] *SOURCE: Morgan Stanley Capital International Inc. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the United States.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders International Equity Fund Class F shares with the Morgan Stanley Capital International World ex U.S. Index and the Morgan Stanley Capital International World (ex U.S.) Growth Index

†   *Source: Lipper Inc.*

†† *Source: Morgan Stanley Capital International Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on 12/31/96 to a $10,000 investment made in each of the Morgan Stanley Capital International World ex U.S. Index (the "MSCI World (ex U.S.) Index") and the Morgan Stanley Capital International World ex U.S. Growth Index (the "MSCI World (ex U.S.) Growth Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The MSCI World (ex U.S.) Index measures global developed market equity performance outside of the U.S. The MSCI World (ex U.S.) Growth Index measures global developed market equity performance of growth securities outside of the U.S. The indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	12/31/99	18.00%	10.12%	–	(1.05)%
without sales charge	12/31/99	25.20%	11.43%	–	(0.21)%
Class B shares					
with applicable redemption charge †	12/31/99	20.32%	10.36%	–	(0.85)%
without redemption	12/31/99	24.32%	10.62%	–	(0.85)%
Class C shares					
with applicable redemption charge ††	12/31/99	23.32%	10.60%	–	(0.98)%
without redemption	12/31/99	24.32%	10.60%	–	(0.98)%
Class F shares	12/29/95	25.27%	11.48%	7.85%	N/A
Class R shares	12/31/99	25.54%	11.81%	–	0.09%
Class T shares					
with applicable sales charge (4.5%)	12/31/99	19.33%	10.18%	–	(1.10)%
without sales charge	12/31/99	24.95%	11.20%	–	(0.45)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect fee waivers and expense limitations. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders International Equity Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.45	$ 11.47	$ 11.47	$ 7.45	$ 6.05	$ 8.79
Ending value (after expenses)	$1,140.80	$1,136.60	$1,136.40	$1,140.80	$1,141.80	$1,139.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.02	$ 10.82	$ 10.82	$ 7.02	$ 5.70	$ 8.29
Ending value (after expenses)	$1,018.25	$1,014.47	$1,014.47	$1,018.25	$1,019.56	$1,016.99

† *Expenses are equal to the fund's annualized expense ratio of 1.38% for Class A shares, 2.13% for Class B shares, 2.13% for Class C shares, 1.38% for Class F shares, 1.12% for Class R shares and 1.63% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks—97.1%	Shares	Value ($)
Australia—3.2%		
BHP Billiton	39,500	788,834
Orica	19,300	370,196
QBE Insurance Group	14,000	318,817
		1,477,847
Belgium—2.9%		
Delhaize Group	5,900	491,829
InBev	12,900	850,407
		1,342,236
Canada—5.4%		
Bank of Nova Scotia	5,200	232,320
Canadian National Railway	13,500	579,638
Cognos	6,400 [a]	271,937
IPSCO	4,500	422,853
Teck Cominco, Cl. B	6,800	512,558
TransCanada	6,900	240,286
Yellow Pages Income Fund (Units)	22,900	252,732
		2,512,324
China—1.0%		
Foxconn International Holdings	138,000 [a]	**454,187**
Denmark—1.8%		
Carlsberg, Cl. B	4,360	433,005
Novo Nordisk, Cl. B	5,000	416,460
		849,465
Finland—.5%		
Neste Oil	7,100	**215,845**
France—9.6%		
BNP Paribas	5,607	611,733
Capgemini	4,000	251,073
Groupe Danone	3,100	469,777
PPR	1,700	254,029
Sanofi-Aventis	2,670	246,540
Schneider Electric	4,100	455,165
Societe Generale	3,900	662,055
Total	9,932	716,499
Vivendi	19,700	770,005
		4,436,876

Common Stocks (continued)	Shares	Value ($)
Germany–4.9%		
BASF	6,300	614,157
Bayerische Motoren Werke	4,000	230,216
E.ON	2,000	272,695
MAN	4,300	388,592
Merck	4,380	455,201
ThyssenKrupp	6,500	306,231
		2,267,092
Greece–.5%		
Alpha Bank	7,300	**220,672**
Hong Kong–1.8%		
China Mobile	64,100	555,023
Esprit Holdings	25,000	279,785
		834,808
Ireland–1.5%		
Allied Irish Banks	8,900	264,339
C & C Group	25,100	445,641
		709,980
Italy–2.8%		
ENI	19,200	645,787
Intesa Sanpaolo	82,600	637,859
		1,283,646
Japan–22.0%		
Ajinomoto	19,000	251,141
Canon	18,000	1,013,403
Fujitsu	45,000	353,178
Honda Motor	23,400	924,163
Matsushita Electric Industrial	11,000	219,529
Mitsubishi	30,900	581,623
Mitsubishi Electric	66,300	605,032
Mitsui & Co.	35,000	523,507
Mitsui Chemicals	38,000	292,492
Mizuho Financial Group	27	192,849
Nikon	16,000	350,910
ORIX	3,070	888,715
Pacific Management	83	182,034
Shin-Etsu Chemical	9,000	602,748

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
SUMCO	5,500	464,938
Sumitomo Trust & Banking	42,000	440,452
Takeda Pharmaceutical	5,400	370,724
TDK	3,100	246,427
Tokyo Electron	8,000	630,562
Toshiba	35,000	227,932
Toyota Motor	12,500	836,099
		10,198,458
Netherlands−3.9%		
ASML Holding	10,100 [a]	251,183
Heineken	4,600	218,782
ING Groep	24,200	1,073,035
SBM Offshore	7,800	268,220
		1,811,220
Norway−2.2%		
Orkla	6,600	373,653
Telenor	35,300	663,800
		1,037,453
Spain−4.0%		
ACS-Actividades de Construccion y Servicios	11,100	625,808
Banco Santander Central Hispano	20,300	378,908
Repsol YPF	7,200	249,013
Telefonica	28,600	608,583
		1,862,312
Sweden−1.2%		
Telefonaktiebolaget LM Ericsson, Cl. B	64,600	260,912
Volvo, Cl. B	4,100	282,379
		543,291
Switzerland−7.1%		
ABB	15,100	270,771
Baloise-Holding	3,900	389,840
Credit Suisse Group	9,400	657,653
Holcim	4,600	421,682
Roche Holding	7,420	1,330,545
Swiss Reinsurance	2,800	238,063
		3,308,554

Common Stocks (continued)	Shares	Value ($)
United Kingdom—20.8%		
AstraZeneca	8,200	440,562
Aviva	16,200	260,733
Barclays	19,919	284,708
Barratt Developments	11,000	265,992
BP	49,019	544,677
British Airways	73,800 a	762,232
BT Group	79,400	468,723
GlaxoSmithKline	43,500	1,144,714
HBOS	18,200	403,391
International Power	104,300	779,600
J Sainsbury	77,700	622,613
Marks & Spencer Group	38,700	543,299
Michael Page International	36,300	321,435
National Grid	22,700	327,568
Next	8,600	303,096
Royal Bank of Scotland Group	12,600	491,684
Royal Dutch Shell, Cl. A	7,400	258,630
Royal Dutch Shell, Cl. B	2,500	87,620
Tate & Lyle	14,500	218,183
Xstrata	21,800	1,088,442
		9,617,902
Total Common Stocks		
(cost $33,032,016)		**44,984,168**

Preferred Stocks—2.0%		
Germany;		
Fresenius		
(cost $664,625)	4,370	**934,801**

Short-Term Investment—.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.93%, 3/15/07 (cost $34,659)	35,000	**34,667**
Total Investments (cost $33,731,300)	**99.2%**	**45,953,636**
Cash and Receivables (Net)	**.8%**	**365,895**
Net Assets	**100.0%**	**46,319,531**

a *Non-income producing security.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Japan	22.0	Norway	2.2
United Kingdom	20.8	Denmark	1.8
France	9.6	Hong Kong	1.8
Switzerland	7.1	Ireland	1.5
Germany	6.9	Sweden	1.2
Canada	5.4	China	1.0
Spain	4.0	Finland	.5
Netherlands	3.9	Greece	.5
Australia	3.2	United States	.1
Belgium	2.9	Cash & Equivalents	.8
Italy	2.8		**100.0**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	33,731,300	45,953,636
Cash		262,123
Cash denominated in foreign currencies	116,916	116,566
Dividends and interest receivable		83,190
Receivable for shares of Common Stock subscribed		12,649
Other assets		15,082
		46,443,246
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates−Note 3(c)		56,154
Payable for shares of Common Stock redeemed		24,368
Directors deferred compensation		15,071
Interest payable−Note 2		10
Accrued expenses		28,112
		123,715
Net Assets ($)		**46,319,531**
Composition of Net Assets ($):		
Paid-in capital		53,736,694
Accumulated distributions in excess of investment income−net		(15,745)
Accumulated net realized gain (loss) on investments		(19,638,600)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		12,237,182
Net Assets ($)		**46,319,531**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	29,971,983	1,024,882	710,133	14,225,450	213,626	173,457
Shares Outstanding	1,794,930	62,838	43,698	848,759	12,662	10,439
Net Asset Value Per Share ($)	**16.70**	**16.31**	**16.25**	**16.76**	**16.87**	**16.62**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends (net of $92,552 foreign taxes withheld at source):	
Unaffiliated issuers	897,473
Affiliated issuers	2,557
Interest	26,283
Total Income	**926,313**
Expenses:	
Investment advisory fee–Note 3(a)	431,961
Shareholder servicing costs–Note 3(c)	155,733
Registration fees	52,910
Custodian fees–Note 3(c)	51,398
Distribution fees–Note 3(b)	47,969
Accounting fees–Note 3(c)	43,190
Prospectus and shareholders' reports	32,834
Professional fees	14,420
Directors' fees and expenses–Note 3(d)	13,007
Loan commitment fees–Note 2	1,705
Interest expense–Note 2	572
Miscellaneous	29,835
Total Expenses	**875,534**
Less–reimbursed/waived expenses–Note 3(a)	(225,061)
Less–reduction in custody fees due to waiver–Note 3(c)	(20,783)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(3,986)
Less–expense offset to broker commissions–Note 1	(6,075)
Net Expenses	**619,629**
Investment Income–Net	**306,684**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	7,567,216
Net realized gain (loss) on financial futures	54,417
Net realized gain (loss) on foreign currency transactions	18,081
Net Realized Gain (Loss)	**7,639,714**
Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions	1,767,152
Net Realized and Unrealized Gain (Loss) on Investments	**9,406,866**
Net Increase in Net Assets Resulting from Operations	**9,713,550**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment income–net	306,684	336,399
Net realized gain (loss) on investments	7,639,714	3,931,706
Net change in unrealized appreciation (depreciation) on investments	1,767,152	683,031
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,713,550**	**4,951,136**
Dividends to Shareholders from ($):		
Investment income–net;		
Class A shares	(224,701)	(221,917)
Class B shares	–	(3,527)
Class C shares	(989)	(1,574)
Class F shares	(85,138)	(100,227)
Class R shares	(2,072)	(750)
Class T shares	(886)	(912)
Total Dividends	**(313,786)**	**(328,907)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,216,843	599,013
Class B shares	328,445	266,981
Class C shares	87,547	162,011
Class F shares	3,050,654	1,589,753
Class R shares	122,308	1,000
Class T shares	28,874	1,276
Dividends reinvested:		
Class A shares	212,881	210,698
Class B shares	–	2,770
Class C shares	491	684
Class F shares	82,465	95,978
Class R shares	2,072	750
Class T shares	856	881

	Year Ended December 31,	
	2006	2005
Capital Stock Transactions ($) (continued):		
Cost of shares redeemed:		
Class A shares	(4,054,322)	(3,356,309)
Class B shares	(1,595,137)	(798,761)
Class C shares	(95,766)	(120,257)
Class F shares	(3,203,037)	(2,414,771)
Class R shares	(12)	(6,115)
Class T shares	(32,583)	(50,690)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(2,847,421)**	**(3,815,108)**
Total Increase (Decrease) in Net Assets	**6,552,343**	**807,121**
Net Assets ($):		
Beginning of Period	39,767,188	38,960,067
End of Period	**46,319,531**	**39,767,188**
Accumulated distributions in excess of investment income−net	(15,745)	(4,110)

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	150,231	48,763
Shares issued for dividends reinvested	12,803	15,907
Shares redeemed	(267,283)	(272,133)
Net Increase (Decrease) in Shares Outstanding	**(104,249)**	**(207,463)**
Class B[a]		
Shares sold	22,765	22,161
Shares issued for dividends reinvested	–	212
Shares redeemed	(109,812)	(68,649)
Net Increase (Decrease) in Shares Outstanding	**(87,047)**	**(46,276)**
Class C		
Shares sold	5,716	13,942
Shares issued for dividends reinvested	31	52
Shares redeemed	(6,702)	(10,373)
Net Increase (Decrease) in Shares Outstanding	**(955)**	**3,621**
Class F		
Shares sold	205,525	129,124
Shares issued for dividends reinvested	4,941	7,163
Shares redeemed	(214,915)	(196,116)
Net Increase (Decrease) in Shares Outstanding	**(4,449)**	**(59,829)**
Class R		
Shares sold	7,402	75
Shares issued for dividends reinvested	124	55
Shares redeemed	(1)	(518)
Net Increase (Decrease) in Shares Outstanding	**7,525**	**(388)**
Class T		
Shares sold	1,902	111
Shares issued for dividends reinvested	52	66
Shares redeemed	(2,179)	(4,290)
Net Increase (Decrease) in Shares Outstanding	**(225)**	**(4,113)**

[a] *During the period ended December 31, 2006, 65,980 Class B shares representing $954,139 were automatically converted to 64,237 Class A shares and during the period ended December 31, 2005, 5,656 Class B shares representing $67,259 were automatically converted to 5,507 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.44	11.90	9.77	7.19	10.03
Investment Operations:					
Investment income—net	.11[a]	.12[a]	.08[a]	.06	.01
Net realized and unrealized gain (loss) on investments	3.28	1.54	2.14	2.59	(2.84)
Total from Investment Operations	3.39	1.66	2.22	2.65	(2.83)
Distributions:					
Dividends from investment income—net	(.13)	(.12)	(.09)	(.07)	(.01)
Net asset value, end of period	16.70	13.44	11.90	9.77	7.19
Total Return (%)[b]	25.20	13.93	22.69	36.84	(28.19)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.94	2.15	2.05	2.48	2.18
Ratio of net expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net investment income to average net assets	.75	.94	.74	.80	.13
Portfolio Turnover Rate[c]	79	54	85	144	220
Net Assets, end of period ($ x 1,000)	29,972	25,519	25,076	22,432	18,217

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.12	11.63	9.55	7.03	9.87
Investment Operations:					
Investment income (loss)−net	.01[a]	.02[a]	.00[a,b]	(.08)	(.11)
Net realized and unrealized gain (loss) on investments	3.18	1.49	2.08	2.61	(2.73)
Total from Investment Operations	3.19	1.51	2.08	2.53	(2.84)
Distributions:					
Dividends from investment income−net	−	(.02)	−	(.01)	−
Net asset value, end of period	16.31	13.12	11.63	9.55	7.03
Total Return (%)[c]	24.32	13.02	21.78	35.95	(28.77)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.86	3.04	2.85	3.32	2.91
Ratio of net expenses to average net assets	2.15	2.15	2.15	2.15	2.15
Ratio of net investment income (loss) to average net assets	.05	.21	.00	.07	(.61)
Portfolio Turnover Rate[d]	79	54	85	144	220
Net Assets, end of period ($ x 1,000)	1,025	1,966	2,281	2,372	2,201

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class C Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.09	11.61	9.53	7.02	9.86
Investment Operations:					
Investment income (loss)−net	(.00)a,b	.02a	.00a,b	(.26)	(.29)
Net realized and unrealized gain (loss) on investments	3.18	1.50	2.08	2.77	(2.55)
Total from Investment Operations	3.18	1.52	2.08	2.51	(2.84)
Distributions:					
Dividends from investment income−net	(.02)	(.04)	−	−	−
Net asset value, end of period	16.25	13.09	11.61	9.53	7.02
Total Return (%)c	24.32	13.05	21.83	35.76	(28.80)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.69	2.94	2.87	3.25	3.11
Ratio of net expenses to average net assets	2.15	2.15	2.15	2.15	2.15
Ratio of net investment income (loss) to average net assets	(.02)	.14	.03	.08	(.63)
Portfolio Turnover Rated	79	54	85	144	220
Net Assets, end of period ($ x 1,000)	710	584	476	482	532

a   Based on average shares outstanding at each month end.
b   Amount represents less than $.01 per share.
c   Exclusive of sales charge.
d   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.46	11.92	9.78	7.18	10.03
Investment Operations:					
Investment income (loss)–net	.11a	.11a	.08a	(.01)	(.05)
Net realized and unrealized gain (loss) on investments	3.29	1.55	2.14	2.68	(2.79)
Total from Investment Operations	3.40	1.66	2.22	2.67	(2.84)
Distributions:					
Dividends from investment income–net	(.10)	(.12)	(.08)	(.07)	(.01)
Net asset value, end of period	16.76	13.46	11.92	9.78	7.18
Total Return (%)	25.27	13.91	22.70	37.17	(28.30)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.04	2.28	2.10	2.52	2.13
Ratio of net expenses to average net assets	1.40	1.40	1.40	1.40	1.40
Ratio of net investment income to average net assets	.75	.92	.76	.80	.12
Portfolio Turnover Rateb	79	54	85	144	220
Net Assets, end of period ($ x 1,000)	14,225	11,485	10,885	9,837	9,321

[a] *Based on average shares outstanding at each month end.*
[b] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.57	12.01	9.82	7.22	10.08
Investment Operations:					
Investment income—net	.13[a]	.14[a]	.13[a]	.09	.02
Net realized and unrealized gain (loss) on investments	3.34	1.57	2.17	2.60	(2.85)
Total from Investment Operations	3.47	1.71	2.30	2.69	(2.83)
Distributions:					
Dividends from investment income—net	(.17)	(.15)	(.11)	(.09)	(.03)
Net asset value, end of period	16.87	13.57	12.01	9.82	7.22
Total Return (%)	25.54	14.22	23.45	37.27	(28.10)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.85	3.35	1.65	1.95	1.71
Ratio of net expenses to average net assets	1.15	1.15	1.15	1.15	1.15
Ratio of net investment income to average net assets	.89	1.15	1.21	1.03	.27
Portfolio Turnover Rate[b]	79	54	85	144	220
Net Assets, end of period ($ x 1,000)	214	70	66	3,146	2,470

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

	Year Ended December 31,				
Class T Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.37	11.84	9.70	7.14	9.97
Investment Operations:					
Investment income (loss)–net	.08[a]	.08[a]	.06[a]	.00[b]	(.10)
Net realized and unrealized gain (loss) on investments	3.26	1.54	2.11	2.61	(2.73)
Total from Investment Operations	3.34	1.62	2.17	2.61	(2.83)
Distributions:					
Dividends from investment income–net	(.09)	(.09)	(.03)	(.05)	.00
Net asset value, end of period	16.62	13.37	11.84	9.70	7.14
Total Return (%)[c]	24.95	13.65	22.42	36.58	(28.39)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.42	2.81	2.44	2.88	4.00
Ratio of net expenses to average net assets	1.65	1.65	1.65	1.65	1.65
Ratio of net investment (loss) to average net assets	.55	.67	.57	.67	(.12)
Portfolio Turnover Rate[d]	79	54	85	144	220
Net Assets, end of period ($ X 1,000)	173	143	175	172	158

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Founders International Equity Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek long-term growth of capital. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. The commissions reduced miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation/(depreciation) from investments and foreign currency transactions on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $44,581, accumulated capital losses $19,636,486 and unrealized appreciation $12,184,057.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $2,537,202 of the carryover expires in fiscal 2008, $3,774,019 expires in fiscal 2009, $5,986,171 expires in fiscal 2010 and $7,339,094 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended December 31, 2006 and December 31, 2005 were as follows: ordinary income $313,786 and $328,907, respectively.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions, the fund decreased accumulated undistributed investment income-net $4,533 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period end December 31, 2006 was approximately $11,100, with a related weighed average annualized interest rate of 5.14%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1.00% of the first $250 million of net assets, .80% of the next $250 million of net assets, .70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the fund's average net assets and to limit the annual expenses of the fund (net of credits received from the fund's custodian and expense offsets to broker commissions) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent written contractual commitment. For the period ended December 31, 2006, $225,061 was reimbursed to the fund by Founders pursuant to this provision.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $1,435 and $318 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $3,098 and $2 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $10,757, $4,604 and $415, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $32,193 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $70,032, $3,586, $1,534 and $415, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $21,920 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $9,243 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $41,162.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .10% of the average daily net assets of the fund on the first $500 million, .065% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $20,783, which reduced the amount paid to Mellon Bank to $30,615.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $29,305, Rule 12b-1 distribution plan fees $4,104, shareholder services plan fees $6,752, custodian fees $13,937, accounting fees $3,900 and transfer agency per account fees $7,410, which are offset against an expense reimbursement currently in effect in the amount of $9,254.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended December 31, 2006, amounted to $33,697,566 and $36,165,781, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At December 31, 2006, there were no open financial futures contracts.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed.

The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At December 31, 2006, there were no open forward currency exchange contracts.

At December 31, 2006, the cost of investments for federal income tax purposes was $33,781,731; accordingly, accumulated net unrealized appreciation on investments was $12,171,905, consisting of $12,406,505 gross unrealized appreciation and $234,600 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended December 31, 2006:

—the total amount of taxes paid to foreign countries was $92,552.

—the total amount of income sourced from foreign countries was $434,937.

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign source income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

For the fiscal year ended December 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $313,786 represents the maximum amount that may be considered qualified dividend income.

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation

with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and
- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

International Equity Fund's performance for the one-year period ended December 31, 2005 placed it in the fourth quintile of its Lipper performance group and in the third quintile of its Lipper international multi-cap core fund performance universe. The Fund's performance within its Lipper-selected group and universe for the three-year period ended December 31, 2005 had placed it in the second quintiles. For the six-month period ended June 30, 2006, the Fund's performance placed it in the second quintile of its Lipper performance group and in the third quintile of its Lipper performance universe. In addition, for the three-year period ended June 30, 2006, the Fund's performance placed it in the top quintile of its Lipper performance group and universe. The directors deemed these more recent relative performance results to be satisfactory, but stressed the importance to Founders of the need to seek to maintain the Fund's strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their

respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, International Equity Fund's management fees ranked in the second quintile of its Lipper performance group, with the Fund's fees the sixth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 9 of the 15 funds in its group. The Fund's management fees were in the second quintile of its Lipper expense universe. The directors noted that Founders has agreed to permanently waive the portion of its management fee for the Fund that exceeds 0.75% of the Fund's average net assets, and has further agreed to a permanent limitation upon the total expenses of each class of the Fund's shares.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and

- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable

Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of the Distributor since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of the Distributor and AMLCO of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

NOTES

For More Information

Dreyfus Founders International Equity Fund

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Founders Mid-Cap Growth Fund

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund.

Contents



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Mid-Cap Growth Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets. Virtually all sectors and capitalization ranges of the U.S. equity markets generated strong returns, especially over the second half of the year. A number of positive factors contributed to the markets' gains in 2006, including an expanding domestic economy, subdued inflation, stabilizing interest rates, rising productivity and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners often meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Daniel E. Crowe, CFA, Portfolio Manager

How did Dreyfus Founders Mid-Cap Growth Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, Dreyfus Founders Mid-Cap Growth Fund achieved total returns of 23.93% for Class A Shares, 22.77% for Class B Shares, 23.08% for Class C Shares, 23.85% for Class F Shares, 24.31% for Class R Shares and 22.80% for Class T Shares.[1] In comparison, the fund's benchmark, the Russell Midcap Growth Index (the "Index"), returned 10.66% for the same period.[2]

Although 2006 proved to be a good year for stocks overall, the market encountered a weak patch in May, when concerns arose regarding higher interest rates and inflationary pressures. However, these worries subsequently eased as the rate of economic growth moderated and interest rates stabilized, and the market rallied over the second half of the year as investor sentiment improved. The fund produced substantially higher returns than its benchmark, due primarily to the success of our security selection strategies in the information technology, materials, industrials and health care sectors.

What is the fund's investment approach?

The fund seeks capital appreciation by emphasizing investments in the stocks of medium-size companies with favorable growth prospects. The fund also may invest in larger or smaller companies if, in our judgment, they represent better prospects for capital appreciation. We use a "bottom-up" investment approach that relies on fundamental analysis and in-depth research. We look for companies whose fundamental strengths suggest the potential for superior earnings growth over time. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

What other factors influenced the fund's performance?

A market rally in the first quarter of 2006 gave way to a sharp decline in the second quarter as the Federal Reserve Board (the "Fed") continued to raise interest rates, energy prices surged higher and investors' inflation concerns intensified. However, the market rallied over the second half of the year, more than offsetting previous losses, as slowing economic growth, moderating commodity prices and a pause in the Fed's tightening campaign relieved investors' inflation worries.

On a relative basis, the fund had positive net impacts in all but two sectors, with the largest contributions to relative performance being derived from our stock selection in the information technology, materials, industrials and health care sectors. In the technology area, a number of software companies—including Cognos, Micros Systems and Altiris—successfully launched new products in 2006, boosting their stock prices. Increased use of semiconductors in a variety of handheld devices supported gains in holdings such as Freescale Semiconductor. In the materials sector, global demand pushed commodities prices higher during the reporting period, which generally bolstered the performance of holdings such as metals mining and refining company NuCor Corporation. Specialty metals firm Allegheny Technologies was the beneficiary of a contract to supply a major airplane manufacturer with titanium.

Among industrial holdings, commercial printer Cenveo saw its stock price rise as more investors recognized its strong business fundamentals. Access equipment maker JLG Industries benefited from increased demand for its products as higher corn prices, caused by increased ethanol production, allowed farmers to upgrade their equipment. The fund's exposure to biopharmaceutical companies such as Theravance boosted its relative performance in the health care sector. Theravance currently has five products in development for asthma treatment, two of which are in the late stages of clinical testing. This news was reflected positively in Theravance's stock price, as investors generally expect the drugs to be successful in coming to market.

Finally, our efforts to uncover specific opportunities among consumer discretionary companies, rather than investing in broader themes within the sector, paid off in an environment of relatively weak consumer spending. Despite headwinds created by a slowing economy, high energy prices and softening home values, specific consumer discretionary holdings, such as Wynn Resorts, performed strongly.

On the other hand, the fund did not participate in a rally in the utilities sector during 2006, which detracted from performance relative to the benchmark. In addition, disappointing stock selections in the energy sector hampered the fund's return. Oil exploration and production ("E&P") companies such as Patterson-UTI Energy, BJ Services, Bill Barrett and EOG Resources declined in value as investors became increasingly concerned about underlying volatility in the energy market, particularly in the E&P industry.

What is the fund's current strategy?

As of year-end, the fund has invested in midcap stocks that fall within three main categories: high-growth companies, stable-growth companies, and companies that we believe are on the verge of a business turnaround. By investing in all three types of stocks, we have attempted to insulate the fund from potentially weak market performance while participating in market rallies. We currently intend to maintain this approach, which we regard as an effective way to reap potential rewards with limited risk.

January 16, 2007

Midsize companies carry additional risks because their earnings and revenues tend to be less predictable and their share prices more volatile than those of larger, more established companies. The shares of midsize companies tend to trade less frequently than those of larger, more established companies.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Part of the fund's performance may have been due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Mid-Cap Growth Fund Class F shares and the Russell Midcap Growth Index

†   *Source: Lipper Inc.*

Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/96 to a $10,000 investment made in the Russell Midcap Growth Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Index measures the performance of those companies among the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**16.70%**	**9.71%**	**–**	**(0.64)%**
without sales charge	**12/31/99**	**23.93%**	**11.01%**	**–**	**0.20%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**18.77%**	**9.89%**	**–**	**(0.36)%**
without redemption	**12/31/99**	**22.77%**	**10.16%**	**–**	**(0.36)%**
Class C shares					
with applicable redemption charge ††	**12/31/99**	**22.08%**	**10.12%**	**–**	**(0.65)%**
without redemption	**12/31/99**	**23.08%**	**10.12%**	**–**	**(0.65)%**
Class F shares	**9/8/61**	**23.85%**	**11.28%**	**5.37%**	**N/A**
Class R shares	**12/31/99**	**24.31%**	**11.06%**	**–**	**0.39%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**17.24%**	**8.91%**	**–**	**(1.34)%**
without sales charge	**12/31/99**	**22.80%**	**9.92%**	**–**	**(0.69)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Part of the fund's performance is due to amounts received from class action settlements regarding prior fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Mid-Cap Growth Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.71	$ 12.34	$ 11.65	$ 7.17	$ 6.00	$ 11.16
Ending value (after expenses)	$1,124.00	$1,120.20	$1,119.30	$1,123.30	$1,126.40	$1,119.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 7.32	$ 11.72	$ 11.07	$ 6.82	$ 5.70	$ 10.61
Ending value (after expenses)	$1,017.95	$1,013.56	$1,014.22	$1,018.45	$1,019.56	$1,014.67

† *Expenses are equal to the fund's annualized expense ratio of 1.44% for Class A shares, 2.31% for Class B shares, 2.18% for Class C shares, 1.34% for Class F shares, 1.12% for Class R shares and 2.09% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

December 31, 2006

Common Stocks—95.7%	Shares	Value ($)
Advertising—2.0%		
R. H. Donnelley	59,500	**3,732,435**
Aerospace & Defense—4.8%		
Empresa Brasileira de Aeronautica, ADR	55,800	2,311,794
L-3 Communications Holdings	33,000	2,698,740
Precision Castparts	48,000	3,757,440
		8,767,974
Application Software—4.7%		
Altiris	122,000 a	3,096,360
Blackboard	66,500 a	1,997,660
Cognos	83,000 a	3,524,180
		8,618,200
Asset Management & Custody Banks—2.2%		
Legg Mason	14,000	1,330,700
Northern Trust	46,000	2,791,740
		4,122,440
Biotechnology—2.4%		
Amylin Pharmaceuticals	68,000 a	2,452,760
Vertex Pharmaceuticals	51,500 a	1,927,130
		4,379,890
Casinos & Gaming—3.5%		
Scientific Games, Cl. A	148,000 a	4,474,040
Wynn Resorts	20,200	1,895,770
		6,369,810
Commercial & Professional Services—3.6%		
Cenveo	310,000 a	**6,572,000**
Communications Equipment—.9%		
JDS Uniphase	103,750 a	**1,728,475**
Computer Hardware—2.3%		
Diebold	91,000	**4,240,600**
Computer Storage & Peripherals—3.7%		
SanDisk	44,000 a	1,893,320
Seagate Technology	186,000	4,929,000
		6,822,320

Common Stocks (continued)	Shares	Value ($)
Construction, Farm Machinery & Heavy Trucks–2.2%		
Joy Global	49,000	2,368,660
Terex	26,000 [a]	1,679,080
		4,047,740
Consumer Electronics–2.2%		
Harman International Industries	41,500	**4,146,265**
Data Processing & Outsourced Services–2.0%		
CheckFree	46,000 [a]	1,847,360
Paychex	47,000	1,858,380
		3,705,740
Electronic Equipment Manufacturers–1.1%		
Agilent Technologies	58,000 [a]	**2,021,300**
Health Care Equipment–2.1%		
Cytyc	68,000 [a]	1,924,400
Mettler-Toledo International	25,500 [a]	2,010,675
		3,935,075
Health Care Services–3.6%		
Omnicare	52,000	2,008,760
Pediatrix Medical Group	95,000 [a]	4,645,500
		6,654,260
Health Care Supplies–2.1%		
Advanced Medical Optics	51,000 [a]	1,795,200
Dade Behring Holdings	53,000	2,109,930
		3,905,130
Home Entertainment Software–1.0%		
Activision	105,000 [a]	**1,810,200**
Home Furnishing Retail–1.8%		
Bed Bath & Beyond	86,500 [a]	**3,295,650**
Household Products–1.7%		
Clorox	50,000	**3,207,500**
Housewares & Specialties–2.1%		
Jarden	108,800 [a]	**3,785,152**
Integrated Telecommunication Services–1.2%		
Embarq	42,000	**2,207,520**
Internet Retail–1.2%		
VistaPrint	67,000 [a]	**2,218,370**

Common Stocks (continued)	Shares	Value ($)
Investment Banking & Brokerage—2.0%		
Lazard, Cl. A	77,150	**3,652,281**
Leisure Products—1.3%		
Pool	60,000	**2,350,200**
Life Sciences Tools & Services—.9%		
Invitrogen	30,000 [a]	**1,697,700**
Metal & Glass Containers—3.1%		
Ball	131,000	**5,711,600**
Movies & Entertainment—2.8%		
Live Nation	230,000 [a]	**5,152,000**
Multi-Line Insurance—1.7%		
Arch Capital Group	46,000 [a]	**3,110,060**
Office Services & Supplies—1.3%		
Herman Miller	68,000	**2,472,480**
Oil & Gas Equipment & Services—2.5%		
BJ Services	99,500	2,917,340
Weatherford International	42,000 [a]	1,755,180
		4,672,520
Oil & Gas Exploration & Production—1.6%		
Bill Barrett	44,500 [a]	1,210,845
Newfield Exploration	39,500 [a]	1,815,025
		3,025,870
Oil Drilling & Services—.5%		
Patterson-UTI Energy	40,000	**929,200**
Packaged Foods & Meats—3.3%		
Dean Foods	83,000 [a]	3,509,240
J.M. Smucker	54,500	2,641,615
		6,150,855
Pharmaceuticals—6.1%		
Covance	22,000 [a]	1,296,020
New River Pharmaceuticals	38,000 [a]	2,078,980
Shire, ADR	32,500	2,007,200
Theravance	191,000 [a]	5,899,990
		11,282,190
Real Estate Management & Development—1.5%		
CB Richard Ellis Group, Cl. A	81,850 [a]	**2,717,420**

Common Stocks (continued)	Shares	Value ($)
Restaurants–1.1%		
Applebee's International	79,000	**1,948,930**
Semiconductors–1.9%		
Cypress Semiconductor	105,000 [a]	1,771,350
Maxim Integrated Products	59,000	1,806,580
		3,577,930
Specialized Finance–.8%		
Nasdaq Stock Market	48,000 [a]	**1,477,920**
Steel–1.4%		
Allegheny Technologies	28,500	**2,584,380**
Systems Software–1.8%		
Micros Systems	63,500 [a]	**3,346,450**
Trucking–1.1%		
J.B. Hunt Transport Services	93,100	**1,933,687**
Wireless Telecommunication Services–4.6%		
American Tower, Cl. A	113,050 [a]	4,214,504
Leap Wireless International	32,000 [a]	1,903,040
NII Holdings	37,000 [a]	2,384,280
		8,501,824
Total Common Stocks		
(cost $155,241,768)		**176,589,543**

Other Investment—3.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,721,000)	6,721,000 b	**6,721,000**
Total Investments (cost $161,962,768)	**99.3%**	**183,310,543**
Cash and Receivables (Net)	**.7%**	**1,202,135**
Net Assets	**100.0%**	**184,512,678**

ADR—American Depository Receipts

a Non-income producing security.

b Investment in affiliated money market mutual fund.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	19.4	Consumer Staples	5.1
Consumer Discretionary	17.9	Energy	4.7
Healthcare	17.3	Materials	4.5
Industrials	12.9	Cash & Equivalents	4.3
Financials	8.1		
Telecommunications Services	5.8		**100.0**

† Based on net assets.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	155,241,768	176,589,543
Affiliated issuers	6,721,000	6,721,000
Cash		430,683
Receivable for shares of Common Stock subscribed		1,038,907
Dividends and interest receivable		113,231
Prepaid expenses		12,360
Other assets		44,866
		184,950,590
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		179,522
Payable for shares of Common Stock redeemed		139,338
Directors' deferred compensation		44,866
Accrued expenses		74,186
		437,912
Net Assets ($)		**184,512,678**
Composition of Net Assets ($):		
Paid-in capital		173,559,523
Accumulated investment (loss)–net		(38,722)
Accumulated net realized gain (loss) on investments		(10,364,189)
Accumulated net unrealized appreciation (depreciation) on investments		21,356,066
Net Assets ($)		**184,512,678**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	21,145,793	1,928,767	9,640,856	147,410,425	4,278,534	108,303
Shares Outstanding	3,648,563	350,953	1,773,658	24,908,244	727,944	19,900
Net Asset Value Per Share ($)	**5.80**	**5.50**	**5.44**	**5.92**	**5.88**	**5.44**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):

Income:

Dividends (net of $5,384 foreign taxes withheld at source):	
Unaffiliated issuers	745,516
Affiliated issuers	127,592
Interest	169,916
Total Income	**1,043,024**
Expenses:	
Investment advisory fee–Note 3(a)	1,181,851
Shareholder servicing costs–Note 3(c)	267,142
Distribution fees–Note 3(b)	206,256
Accounting fees–Note 3(c)	88,548
Registration fees	88,270
Professional fees	62,802
Prospectus and shareholders' reports	54,140
Directors' fees and expenses–Note 3(d)	49,511
Loan commitment fees–Note 2	5,605
Custodian fees–Note 3(c)	4,111
Interest expense–Note 2	2,936
Miscellaneous	4,679
Total Expenses	**2,015,851**
Less–reduction in custody fees due to waiver–Note 3(c)	(17)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(7,859)
Less–expense offset to broker commisions–Note 1	(1,775)
Net Expenses	**2,006,200**
Investment (Loss)–Net	**(963,176)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	20,028,137
Net change in unrealized appreciation (depreciation) on investments	10,769,064
Net Realized and Unrealized Gain (Loss) on Investments	**30,797,201**
Net Increase in Net Assets Resulting from Operations	**29,834,025**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment (loss)–net	(963,176)	(866,779)
Net realized gain (loss) on investments	20,028,137	19,689,373
Net change in unrealized appreciation (depreciation) on investments	10,769,064	(6,069,623)
Net Increase (Decrease) in Net Assets Resulting from Operations	**29,834,025**	**12,752,971**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	37,467,252	807,085
Class B shares	518,095	353,630
Class C shares	8,956,013	176,957
Class F shares	32,755,186	5,627,660
Class R shares	5,558,800	257,056
Class T shares	71,649	4,021
Cost of shares redeemed:		
Class A shares	(19,186,553)	(894,064)
Class B shares	(867,550)	(469,544)
Class C shares	(512,532)	(114,598)
Class F shares	(22,858,050)	(27,026,700)
Class R shares	(1,809,667)	(51,229)
Class T shares	(4,729)	(13,726)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**40,087,914**	**(21,343,452)**
Total Increase (Decrease) in Net Assets	**69,921,939**	**(8,590,481)**
Net Assets ($):		
Beginning of Period	114,590,739	123,181,220
End of Period	**184,512,678**	**114,590,739**
Accumulated investment (loss)–net	(38,722)	(21,525)

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	7,083,331	190,179
Shares redeemed	(3,788,704)	(208,547)
Net Increase (Decrease) in Shares Outstanding	**3,294,627**	**(18,368)**
Class B[a]		
Shares sold	103,687	84,947
Shares redeemed	(173,743)	(118,554)
Net Increase (Decrease) in Shares Outstanding	**(70,056)**	**(33,607)**
Class C		
Shares sold	1,749,691	44,048
Shares redeemed	(100,366)	(27,892)
Net Increase (Decrease) in Shares Outstanding	**1,649,325**	**16,156**
Class F		
Shares sold	6,102,380	1,291,586
Shares redeemed	(4,250,707)	(6,397,317)
Net Increase (Decrease) in Shares Outstanding	**1,851,673**	**(5,105,731)**
Class R		
Shares sold	1,011,954	57,080
Shares redeemed	(346,756)	(11,295)
Net Increase (Decrease) in Shares Outstanding	**665,198**	**45,785**
Class T		
Shares sold	13,519	906
Shares redeemed	(979)	(3,512)
Net Increase (Decrease) in Shares Outstanding	**12,540**	**(2,606)**

[a] *During the period ended December 31, 2006, 80,660 Class B shares representing $404,799 were automatically converted to 76,944 Class A shares and during the period ended December 31, 2005, 35,264 Class B shares representing $135,010 were automatically converted to 33,965 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.68	4.15	3.52	2.58	3.44
Investment Operations:					
Investment income (loss)−net	(.04)a	(.05)	(.03)	.03	(.04)
Net realized and unrealized gain (loss) on investments	1.16	.58	.66	.91	(.82)
Total from Investment Operations	1.12	.53	.63	.94	(.86)
Net asset value, end of period	5.80	4.68	4.15	3.52	2.58
Total Return (%)b	23.93	12.77	17.90	36.43	(25.00)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.40	1.58	1.54	1.87	2.15
Ratio of net expenses to average net assets	1.39	1.55	1.53	1.86	2.15
Ratio of net investment (loss) to average net assets	(.68)	(.92)	(1.07)	(1.38)	(1.81)
Portfolio Turnover Rate c	104	211	147	160	216
Net Assets, end of period ($ x 1,000)	21,146	1,656	1,546	1,191	476

^a *Based on average shares outstanding at each month end.*
^b *Exclusive of sales charge.*
^c *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.48	4.01	3.43	2.54	3.39
Investment Operations:					
Investment (loss)−net	(.08)a	(.09)	(.07)	(.03)	(.05)
Net realized and unrealized gain (loss) on investments	1.10	.56	.65	.92	(.80)
Total from Investment Operations	1.02	.47	.58	.89	(.85)
Net asset value, end of period	5.50	4.48	4.01	3.43	2.54
Total Return (%)b	22.77	11.72	16.91	35.04	(25.07)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.29	2.43	2.37	2.65	2.68
Ratio of net expenses to average net assets	2.29	2.41	2.37	2.64	2.67
Ratio of net investment (loss) to average net assets	(1.60)	(1.78)	(1.90)	(2.16)	(2.33)
Portfolio Turnover Rate c	104	211	147	160	216
Net Assets, end of period ($ x 1,000)	1,929	1,886	1,823	1,587	969

a   *Based on average shares outstanding at each month end.*
b   *Exclusive of sales charge.*
c   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.42	3.96	3.38	2.50	3.36
Investment Operations:					
Investment (loss)–net	(.06)a	(.02)	(.06)a	(.10)	(.08)
Net realized and unrealized gain (loss) on investments	1.08	.48	.64	.98	(.78)
Total from Investment Operations	1.02	.46	.58	.88	(.86)
Net asset value, end of period	5.44	4.42	3.96	3.38	2.50
Total Return (%)b	23.08	11.62	17.16	35.20	(25.60)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.19	2.35	2.32	2.51	3.04
Ratio of net expenses to average net assets	2.18	2.32	2.31	2.51	2.99
Ratio of net investment (loss) to average net assets	(1.27)	(1.69)	(1.83)	(2.02)	(2.65)
Portfolio Turnover Rate c	104	211	147	160	216
Net Assets, end of period ($ x 1,000)	9,641	550	428	323	274

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

		Year Ended December 31,			
Class F Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.78	4.24	3.58	2.62	3.47
Investment Operations:					
Investment income (loss)–net	(.03)a	(.12)	(.03)a	.02	(.04)
Net realized and unrealized gain (loss) on investments	1.17	.66	.69	.94	(.81)
Total from Investment Operations	1.14	.54	.66	.96	(.85)
Net asset value, end of period	5.92	4.78	4.24	3.58	2.62
Total Return (%)	23.85	12.74	18.44	36.64	(24.50)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.33	1.41	1.33	1.51	1.56
Ratio of net expenses to average net assets	1.33	1.39	1.33	1.50	1.56
Ratio of net investment (loss) to average net assets	(.62)	(.77)	(.87)	(1.01)	(1.22)
Portfolio Turnover Rate b	104	211	147	160	216
Net Assets, end of period ($ x 1,000)	147,410	110,170	119,273	159,161	89,970

a   *Based on average shares outstanding at each month end.*
b   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.73	4.19	3.56	2.61	3.48
Investment Operations:					
Investment (loss)–net	(.02)a	(.02)a	(.04)a	(.03)	(.04)
Net realized and unrealized gain (loss) on investments	1.17	.56	.67	.98	(.83)
Total from Investment Operations	1.15	.54	.63	.95	(.87)
Net asset value, end of period	5.88	4.73	4.19	3.56	2.61
Total Return (%)	24.31	12.89	17.70	36.40	(25.00)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.14	1.38	1.48	1.64	3.49
Ratio of net expenses to average net assets	1.12	1.34	1.48	1.64	1.97
Ratio of net investment (loss) to average net assets	(.28)	(.70)	(1.03)	(1.15)	(1.63)
Portfolio Turnover Rate b	104	211	147	160	216
Net Assets, end of period ($ x 1,000)	4,279	297	71	119	77

a Based on average shares outstanding at each month end.
b Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

	Year Ended December 31,				
Class T Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	4.43	3.97	3.39	2.51	3.39
Investment Operations:					
Investment (loss)−net	(.07)a	(.17)	(.06)	(.02)	(.06)
Net realized and unrealized					
gain (loss) on investments	1.08	.63	.64	.90	(.82)
Total from Investment Operations	1.01	.46	.58	.88	(.88)
Net asset value, end of period	5.44	4.43	3.97	3.39	2.51
Total Return (%)b	22.80	11.59	17.11	35.06	(25.96)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	2.13	2.59	2.26	2.76	10.30
Ratio of net expenses					
to average net assets	2.13	2.57	2.25	2.76	3.63
Ratio of net investment (loss)					
to average net assets	(1.39)	(1.94)	(1.78)	(2.27)	(3.29)
Portfolio Turnover Rate c	104	211	147	160	216
Net Assets, end of period ($ x 1,000)	108	33	40	34	20

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Mid-Cap Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek capital appreciation through investments in mid-cap growth companies. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 1.15 billion shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions reduced miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund may invest at least a portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation/(depreciation) from investments and foreign currency translations on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $10,299,189 and unrealized appreciation $21,282,775.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, the carryover expires in fiscal 2010.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net $945,979 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2006, was approximately $50,000, with a related weighted average annualized interest rate of 5.89%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1.00% of the first $30 million of net assets, .75% of the next $270 million of net assets, .70% of the next $200 million of net assets and .65% of net assets in excess of $500 million.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $32,446 and $543 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $5,416 and $599 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $14,169, $19,862 and $142, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $172,083 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $33,613, $4,723, $6,621 and $142, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $126,935 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $53,570 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $14,036.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .06% of the average daily net assets of the fund on the first $500 million, .04% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	$200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $17, which reduced the amount paid to Mellon Bank to $4,094.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $121,012, Rule 12b-1 distribution plan fees $35,167, shareholder services plan fees $22,182 and transfer agency per account fees $1,161.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended December 31, 2006, amounted to $181,844,790 and $145,532,934 respectively.

At December 31, 2006, the cost of investments for federal income tax purposes was $162,027,768; accordingly, accumulated net unrealized appreciation on investments was $21,282,775, consisting of $24,155,493 gross unrealized appreciation and $2,872,718 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation with respect to these operations is provided to and reviewed by the

directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and

- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Mid-Cap Growth Fund's performance for the one-year period ended December 31, 2005 placed it in the second quintile of both its Lipper performance group and the Lipper mid-cap growth fund performance universe. The Fund's performance within its Lipper-selected group and universe for the three-year period ended December 31, 2005 had placed it in the second and first quintiles, respectively, of its Lipper-selected group and universe. For the six-month and one-, three- and five-year periods ended June 30, 2006, the Fund's performance placed it in the top quintile of its Lipper performance universe. The directors deemed these relative performance results to be very satisfactory, and stressed the importance to Founders of the need to seek to maintain the Fund's strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Mid-Cap Growth Fund's management fees ranked in the third quintile of its Lipper performance group, with the Fund's fees the tenth lowest of 16 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be the fourth lowest of the 16 funds in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;

• That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and

• That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance

Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of the Distributor since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of the Distributor and AMLCO of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Mid-Cap Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
      P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0291AR1206

Dreyfus Founders Passport Fund

Passport Fund is closed to new investors.
Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2006



Dreyfus
A Mellon Financial Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. To take advantage of this service, simply inform us online of your decision to receive materials through our E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today. It's simple and only takes a few minutes.

Class F shareholders can log into www.founders.com/ecommunications, or www.icsdelivery.com if you own funds through a third party.

Class A, B, C, R and T shareholders can log into www.dreyfus.com.

Contents



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Passport Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets, with most economic sectors and geographic regions of the global equity markets generating strong returns. A number of positive factors contributed to gains in international developed and developing markets, including an expanding global economy, rising commodity prices, financial reforms in key emerging markets, falling trade barriers, rising standards of living and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners sometimes meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Daniel B. LeVan, CFA, and John W. Evers, CFA, Portfolio Managers

How did Dreyfus Founders Passport Fund perform relative to its benchmark?

For the 12-month period ended December 31, 2006, the fund achieved total returns of 30.45% for Class A Shares, 28.91% for Class B Shares, 29.39% for Class C Shares, 30.33% for Class F Shares, 30.61% for Class R Shares and 29.96% for Class T Shares.[1] The fund's benchmark, the Standard & Poor's/Citigroup Extended Market Index World ex-U.S.^{SM} returned 29.42% for the same period.[2]

Robust mergers-and-acquisitions (M&A) activity in Europe and an ample appetite for risk among global investors fueled the strong performance of international small-cap markets in 2006. The fund produced competitive returns compared to its benchmark, which we attribute to strong stock selection across a number of sectors and countries.

What is the fund's investment approach?

The fund seeks capital appreciation by investing at least 65% of its total assets in foreign small-cap companies from a minimum of three countries, in both developed and emerging economies. The fund may invest in larger foreign companies or U.S.-based companies and may purchase securities of companies in initial public offerings. Our "bottom-up" investment approach emphasizes individual stock selection over broader economic and market trends. We use quantitative models and traditional qualitative analysis to construct a diversified portfolio of stocks with low price multiples and positive trends in earnings forecasts when compared to the benchmark.

What other factors influenced the fund's performance?

Early in 2006, high oil prices put pressure on the earnings of small companies in Japan and, to a lesser extent, Europe. In addition, concerns regarding potentially higher U.S. interest rates and inflationary pressures in May led to a sharp decline in global equity markets. However, most international markets, with the notable exception of

Japan, recovered over the second half of the year, supporting attractive overall returns for international small-cap companies in 2006.

From a regional perspective, the fund particularly benefited from its investments in companies based in Japan, France, Hong Kong and Ireland. Despite relatively poor small-cap performance in Japan, our bottom-up security selection process identified a number of companies that outperformed in the lagging market. In France, the oil services and steel company Vallourec rose on higher oil prices and very strong orders from companies exploring oil and gas reserves. In Hong Kong, property developer China Overseas Land and Investment benefited from land bank purchases in China and a healthy balance sheet. In Ireland, beverage producer C&C Group saw its stock price rise on the successful introduction of its new hard cider, Magner's, into the United Kingdom.

Individual stock selection in the consumer staples, industrials, consumer discretionary and materials sectors also supported the fund's relative performance during the reporting period. In the consumer discretionary area, Hong Kong's Hengan, a producer of personal hygiene products, saw its stock price advance as the Chinese middle class became increasingly health conscious. The fund's results from the materials area benefited from heightened M&A activity within the sector, which bolstered the stock prices of metal-based components supplier Rautaruukki, based in Helsinki, and Austrian specialty steel and materials producer Boehler-Uddeholm. As the price of nickel has been rising, due to industry supply disruptions, the Canadian materials producer Inmet Mining has gained value; they also have improved their mill throughput rates. The Australian gold and copper producer Oxiana benefited from higher commodity prices. Additionally as Australian mining companies have been seen as takeover targets, Oxiana's price was pushed higher by takeover rumors.

On the other hand, some of the fund's holdings detracted from its relative performance in 2006, including stocks of companies based in Singapore, Italy, Sweden and Denmark. The information technology and telecommunications services sectors represented the weaker areas for the fund's performance compared to its benchmark, with the energy and financials areas close behind. In the information technology sector, Wolfson Microelectronics, which manufactures components for electronic gaming systems such as Sony's PlayStation 3, provided lower future sales guidance to investors. Hong Kong's Solomon Systech experienced a drop in its earnings during the reporting period, sending its stock price lower. Energy holding Trican Well Service, the Canadian gas and oil services provider, floundered as a result of low drilling activity due to unusually mild weather. A number of real estate companies also provided relatively disappointing results, including Kenedix and Urban Corporation in Japan. Germany's Vivacon lost value when it announced the postponement of its initial public offering of Vivacon German Properties. Finally, Monex Beans Holdings, a Japanese financial services firm, was hurt by slowing capital markets domestically.

What is the fund's current strategy?

We currently expect strong worldwide consumer and industrial demand to persist, with China and India leading the charge. Global M&A activity may accelerate, in our view, potentially putting upward pressure on international equity markets. Nonetheless, we may trim the fund's positions in stocks that fared particularly well in 2006, such as metals and mining companies, as we expect investors to take profits in those companies. Otherwise, we have maintained our disciplined strategy of buying stocks that combine above-average business momentum with below-average valuations.

January 16, 2007

Part of the fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the fund's investments in IPOs, if any, will continue to have a similar impact on performance.

Small companies carry additional risks because their earnings and revenues tend to be less predictable, and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies.

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Standard & Poor's/Citigroup EMI World ex U.S. represents, on a country-by-country basis, the small capitalization component of the Citigroup Broad Market Index,^{SM} which is a comprehensive float weighted index of companies in 26 countries (excluding the U.S.) with market capitalizations of at least $100 million. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Founders Passport Fund Class F shares and the S&P/Citigroup Extended Market Index World ex U.S.

† *Source: Citigroup Global Markets Inc.*

Past performance is not predictive of future performance.

Part of the fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the fund's investments in IPOs, if any, will continue to have a similar impact on performance.

The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/96 to a $10,000 investment made in the S&P/Citigroup Extended Market Index World ex U.S. (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The Index measures the performance of small companies outside of the United States (approximately) the bottom 20% by market capitalization) in 26 developed equity markets. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**22.93%**	**20.60%**	**–**	**2.96%**
without sales charge	**12/31/99**	**30.45%**	**22.03%**	**–**	**3.84%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**24.91%**	**20.73%**	**–**	**3.12%**
without redemption	**12/31/99**	**28.91%**	**20.92%**	**–**	**3.12%**
Class C shares					
with applicable redemption charge ††	**12/31/99**	**28.39%**	**21.05%**	**–**	**2.99%**
without redemption	**12/31/99**	**29.39%**	**21.05%**	**–**	**2.99%**
Class F shares	**11/16/93**	**30.33%**	**22.07%**	**10.81%**	**N/A**
Class R shares	**12/31/99**	**30.61%**	**21.78%**	**–**	**3.48%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**24.13%**	**20.14%**	**–**	**2.40%**
without sales charge	**12/31/99**	**29.96%**	**21.25%**	**–**	**3.08%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect fee waivers. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Passport Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 9.87	$ 16.86	$ 14.34	$ 10.20	$ 9.01	$ 11.92
Ending value (after expenses)	$1,152.50	$1,143.80	$1,147.50	$1,151.60	$1,152.60	$1,150.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 9.25	$ 15.80	$ 13.44	$ 9.55	$ 8.44	$ 11.17
Ending value (after expenses)	$1,016.03	$1,009.48	$1,011.85	$1,015.73	$1,016.84	$1,014.12

† *Expenses are equal to the fund's annualized expense ratio of 1.82% for Class A shares, 3.12% for Class B shares, 2.65% for Class C shares, 1.88% for Class F shares, 1.66% for Class R shares and 2.20% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

Common Stocks–97.2%	Shares	Value ($)
Australia–3.6%		
Allco Finance Group	89,990	913,489
Babcock & Brown	25,000	489,395
Healthscope	115,000	489,277
Oil Search	148,530	392,760
Oxiana	425,650	1,065,074
Pacific Brands	203,700	419,662
United Group	29,100	320,431
		4,090,088
Austria–1.2%		
Andritz	1,860	403,403
Boehler-Uddeholm	13,800	967,303
		1,370,706
Belgium–1.8%		
Colruyt	2,000	427,167
Mobistar	7,200	614,454
Omega Pharma	4,700	354,571
Umicore	4,010	682,846
		2,079,038
Canada–5.5%		
Astral Media	13,900	475,948
Axcan Pharma	22,200 [a]	315,633
Gateway Casinos Income Fund (Units)	19,500	285,941
Gildan Activewear	6,900 [a]	322,412
Inmet Mining	33,400	1,787,501
IPSCO	3,400	319,489
Kingsway Financial Services	19,300	402,335
MEGA Brands	14,800 [a]	331,878
Methanex	16,100	440,415
Metro, Cl. A	13,500	439,215
Northbridge Financial	10,100	265,979
Trican Well Service	19,300	336,300
WestJet Airlines	31,900 [a]	408,410
		6,131,456
Denmark–.4%		
East Asiatic	8,600	**481,093**

Common Stocks (continued)	Shares	Value ($)
Finland—3.4%		
Cargotec, Cl. B	7,000	389,017
KCI Konecranes	19,900	585,796
Kesko, Cl. B	8,200	433,191
Nokian Renkaat	15,600	319,599
Orion, Cl. B	15,400 [a]	334,407
Outokumpu	11,700	458,085
Rautaruukki	23,900	951,205
Wartsila, Cl. B	7,200	387,871
		3,859,171
France—9.2%		
Air France-KLM	12,500	526,203
Alten	12,780 [a]	476,751
Bacou-Dalloz	2,970	397,542
Ciments Francais	2,620	503,214
CNP Assurances	4,140	462,338
Compagnie Generale de Geophysique	3,460 [a]	749,960
Compagnie Generale des Etablissements Michelin, Cl. B	5,600	535,938
Euler Hermes	6,810	985,250
Eutelsat Communications	17,800	340,233
Haulotte Group	15,740	419,706
Icade	5,300 [a]	334,770
Iliad	4,350	377,836
Natixis	29,300	823,053
Nexans	5,630	720,890
Nexity	5,900	427,576
Pierre & Vacances	3,350 [a]	411,260
Sodexho Alliance	5,700	357,628
Soitec	13,630 [a]	484,890
Vallourec	3,350	974,200
		10,309,238
Germany—6.5%		
Aareal Bank	8,700 [a]	404,710
Continental	2,960	344,666
Deutsche Boerse	5,250	966,213
Deutsche Postbank	6,690	564,925

Common Stocks (continued)	Shares	Value ($)
Germany (continued)		
Hannover Rueckversicherung	8,000 [a]	370,246
Hypo Real Estate Holding	7,070	445,544
Lanxess	11,370 [a]	637,579
Leoni	10,450	426,249
MAN	6,970	629,881
MPC Muenchmeyer Petersen Capital	4,200	371,017
MTU Aero Engines Holding	10,800	508,957
Software	7,160	560,853
Stada Arzneimittel	10,990	628,456
Wincor Nixdorf	2,530	393,619
		7,252,915
Hong Kong—2.3%		
China Overseas Land & Investment	1,054,000	1,411,964
Hengan International Group	301,400	736,228
Wing Hang Bank	35,000	411,722
		2,559,914
Ireland—2.2%		
C & C Group	52,840	938,153
FBD Holdings	7,000	381,625
Grafton Group (Units)	28,480	475,951
IAWS Group	25,150	644,063
		2,439,792
Italy—5.0%		
ASM	94,500	517,377
Azimut	25,960	347,481
Banca CR Firenze	100,300	337,621
Banca Popolare di Milano	52,380	909,243
Banco Popolare di Verona e Novara	20,090	576,803
Credito Emiliano	37,540	531,224
Fondiaria-SAI	12,340	590,326
Mediolanum	41,400	337,463
Milano Assicurazioni	64,140	522,823
Recordati	55,950	429,476
Terna	160,410	543,664
		5,643,501

Common Stocks (continued)	Shares	Value ($)
Japan−16.9%		
Ardepro	940	309,239
Asahi Pretec	19,950	398,983
CAPCOM	20,600	371,304
Chiyoda Integre	10,200	239,990
COMSYS Holdings	27,000	299,029
Creed	60	207,218
Dainippon Screen Manufacturing	44,000	395,244
Dainippon Sumitomo Pharma	23,000	267,485
Exedy	20,500	632,200
Fuji Machine Manufacturing	14,000	269,989
Gigas K's Denki	14,600	428,167
Goldcrest	6,000	309,567
Hisamitsu Pharmaceutical	13,300	421,335
Hitachi Construction Machinery	17,500	470,568
Hitachi High-Technologies	18,100	538,414
Izumi	13,800	491,677
Japan Aviation Electronics Industry	26,000	368,573
Joint	17,000	654,258
Kansai Paint	48,000	379,950
Keihin	15,200	382,539
Kenedix	122	550,515
Kenwood	205,000	365,195
Kyowa Exeo	47,000	480,249
Makita	11,800	361,918
Meiji Dairies	46,000	362,186
Mitsubishi Gas Chemical	42,000	439,393
Mori Seiki	21,500	481,471
Nichirei	62,000	347,498
Nissin Kogyo	28,800	740,540
NSD	14,100	447,864
NTN	58,000	520,029
Pacific Management	248	543,910
Ricoh Leasing	10,700	277,829
Shin-Etsu Polymer	30,500	426,726
Sumisho Lease	9,000	501,407
Suruga Bank	31,000	383,967
Taiyo Nippon Sanso	58,000	522,465

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Takeuchi Manufacturing	8,000	373,094
Toho Pharmaceutical	25,000	453,762
Tokyo Ohka Kogyo	15,400	429,629
Toshiba Machine	54,000	496,416
Tosoh	97,000	428,738
Ulvac	12,700	434,343
Urban	23,500	356,632
Yaskawa Electric	40,000	462,838
		19,024,343
Luxembourg−.3%		
Oriflame Cosmetics	8,800	**362,492**
Netherlands−4.1%		
Aalberts Industries	7,930	685,651
Endemol	15,900	363,105
Fugro	15,760	753,101
Koninklijke DSM	11,210	553,878
SBM Offshore	16,420	564,637
Univar	10,290	576,474
USG People	15,920	695,810
Wolters Kluwer	15,900 [a]	457,344
		4,650,000
Norway−1.6%		
Ementor	70,000 [a]	395,176
Tandberg Television	39,300 [a]	492,889
TGS-NOPEC Geophysical	45,200 [a]	935,142
		1,823,207
Portugal−.3%		
Banco BPI	38,170	**297,782**
Singapore−.4%		
STATS ChipPAC	563,000 [a]	**429,477**
South Korea−2.4%		
Cheil Industries	7,800	329,194
Daegu Bank	15,790	269,958
GS Engineering & Construction	6,310	563,829
Humax	10,900	304,731
Hyundai Mipo Dockyard	3,930	502,871
Korea Zinc	3,000	318,387

Common Stocks (continued)	Shares	Value ($)
South Korea (continued)		
LG Dacom	17,500	368,817
		2,657,787
Spain–3.1%		
Abengoa	10,300	378,118
Banco Pastor	21,400	416,672
Banco Sabadell	17,280	773,500
Ebro Puleva	13,900	352,293
Enagas	19,710	458,439
Fomento de Construcciones y Contratas	6,100	621,635
Sol Melia	26,020	515,557
		3,516,214
Sweden–1.3%		
Alfa Laval	9,800	442,335
Elekta, Cl. B	20,700	436,167
Modern Times Group, Cl. B	8,900	585,017
		1,463,519
Switzerland–6.5%		
Actelion	4,200 [a]	923,759
Banque Cantonale Vaudoise	720	346,853
Barry Callebaut	1,179	595,064
Galenica Holding	1,270	355,673
Geberit	359	553,305
Georg Fischer	979	634,321
Julius Baer Holding	4,000	440,542
Kudelski	10,200	384,226
Rieter Holding	1,152	602,708
Sika Finanz AG	603	935,306
Sulzer	613	697,768
Swatch Group, Cl. B	1,800	397,743
Valora Holding	1,415	388,733
		7,256,001
United Kingdom–19.2%		
Admiral Group	31,750	683,203
Aegis Group	159,600	437,491
Amlin	87,550	557,548
Barratt Developments	24,600	594,854
Bodycote International	63,240	282,625
British Airways	86,770	896,191

Common Stocks (continued)	Shares	Value ($)
United Kingdom (continued)		
Burren Energy	32,950	570,962
Carphone Warehouse Group	47,940	294,738
Cattles	65,990	567,543
Charter	38,670 [a]	685,222
Chemring Group	15,469	478,551
Close Brothers Group	33,320	663,164
Cookson Group	48,680	598,575
Crest Nicholson	41,140	498,210
Croda International	58,900	674,652
Daily Mail & General Trust, Cl. A	31,800	446,432
Dairy Crest Group	27,000	358,957
David S. Smith (Holdings)	90,200	346,156
Enterprise Inns	29,430	779,645
Greene King	37,080	825,484
IG Group	71,300	405,550
Inchcape	67,000	663,795
Informa	56,580	661,372
International Power	123,970	926,626
Kelda Group	17,600	319,104
Kier Group	11,345	482,029
LogicaCMG	111,500	406,066
Michael Page International	85,060	753,204
Morgan Sindall	23,900	621,448
N Brown Group	62,200	343,438
Next	15,700	553,326
Persimmon	15,570	465,213
Petrofac	85,100	671,079
Regus Group	162,520 [a]	396,173
Restaurant Group	54,962	332,798
SIG	24,860	501,357
Speedy Hire	14,231	335,762
Tate & Lyle	31,800	478,497
Tullow Oil	85,250	664,333
Victrex	24,010	377,734
		21,599,107
Total Common Stocks		
(cost $81,783,118)		**109,296,841**

Preferred Stocks–1.8%	Shares	Value ($)
Germany:		
Fresenius	3,960	847,097
Henkel	2,340	344,722
Hugo Boss	8,590	441,321
ProSieben Sat.1 Media	12,230	389,558
Total Preferred Stocks (cost $1,438,596)		**2,022,698**

Short-Term Investment–.1%	Principal Amount ($)	Value ($)
U.S. Treasury Bills;		
4.93%, 3/15/07 (cost $59,415)	60,000 ᵇ	**59,429**

Total Investments (cost $83,281,129)	**99.1%**	**111,378,968**
Cash and Receivables (Net)	**.9%**	**1,041,387**
Net Assets	**100.0%**	**112,420,355**

ᵃ   Non-income producing security.
ᵇ   All or partially held by a broker as collateral for open financial futures positions.

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
United Kingdom	19.2	Ireland	2.2
Japan	16.9	Belgium	1.8
France	9.2	Norway	1.6
Germany	8.3	Sweden	1.3
Switzerland	6.5	Austria	1.2
Canada	5.5	Denmark	.4
Italy	5.0	Singapore	.4
Netherlands	4.1	Luxembourg	.3
Australia	3.6	Portugal	.3
Finland	3.4	United States	.1
Spain	3.1	Cash & Equivalents	.9
South Korea	2.4		
Hong Kong	2.3		**100.0**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

December 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 12/31/2006 ($)
Financial Futures Long				
MSCI PAN EURO	15	482,384	March 2007	7,297
TOPIX	1	141,381	March 2007	6,516
				13,813

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	83,281,129	111,378,968
Cash		766,279
Cash denominated in foreign currencies	197,806	198,044
Receivable for investment securities sold		252,569
Dividends and interest receivable		178,637
Receivable for shares of Common Stock subscribed		8,827
Other assets		138,014
		112,921,338
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		194,800
Directors deferred compensation		138,014
Payable for shares of Common Stock redeemed		110,731
Payable for futures variation margin–Note 4		1,760
Net unrealized depreciation on forward currency exchange contracts–Note 4		1
Accrued expenses		55,677
		500,983
Net Assets ($)		**112,420,355**
Composition of Net Assets ($):		
Paid-in capital		191,199,218
Accumulated undistributed investment (loss)–net		(196,536)
Accumulated net realized gain (loss) on investments		(106,746,615)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $13,813 net unrealized appreciation on financial futures)		28,164,288
Net Assets ($)		**112,420,355**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	29,817,485	2,591,195	7,168,952	72,042,531	199,954	600,238
Shares Outstanding	1,137,384	105,106	289,846	2,748,397	7,810	24,108
Net Asset Value Per Share ($)	**26.22**	**24.65**	**24.73**	**26.21**	**25.60**	**24.90**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended December 31, 2006

Investment Income ($):	
Income:	
Dividends (net of $211,995 foreign taxes withheld at source):	
Unaffiliated issuers	1,825,745
Affiliated issuers	11,010
Interest	27,469
Total Income	**1,864,224**
Expenses:	
Investment advisory fee—Note 3(a)	1,111,695
Shareholder servicing costs—Note 3(c)	279,003
Distribution fees—Note 3(b)	269,042
Custodian fees—Note 3(c)	190,002
Accounting fees—Note 3(c)	111,152
Registration fees	58,015
Prospectus and shareholders' reports	55,495
Professional fees	39,845
Directors' fees and expenses—Note 3(d)	35,260
Loan commitment fees—Note 2	4,853
Interest expense—Note 2	4,331
Miscellaneous	90,071
Total Expenses	**2,248,764**
Less—reduction in custody fees due to waiver—Note 3(c)	(91,108)
Less—reduction in custody fees due to earnings credits—Note 1(c)	(6,634)
Less—expense offset to broker commissions—Note 1	(1,164)
Net Expenses	**2,149,858**
Investment (Loss)—Net	**(285,634)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	12,067,955
Net realized gain (loss) on financial futures	6,670
Net realized gain (loss) on foreign currency transactions	3,310
Net Realized Gain (Loss)	**12,077,935**
Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions (including $13,813 net unrealized appreciation on financial futures)	17,524,405
Net Realized and Unrealized Gain (Loss) on Investments	**29,602,340**
Net Increase in Net Assets Resulting from Operations	**29,316,706**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment (loss)–net	(285,634)	(1,089,649)
Net realized gain (loss) on investments	12,077,935	19,668,576
Net change in unrealized appreciation (depreciation) on investments	17,524,405	46,812
Net Increase (Decrease) in Net Assets Resulting from Operations	**29,316,706**	**18,625,739**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	17,497,801	7,916,442
Class B shares	107,874	327,743
Class C shares	405,353	1,393,853
Class F shares	7,998,811	8,160,585
Class R shares	56,702	458,697
Class T shares	48,181	79,625
Cost of shares redeemed:		
Class A shares	(17,033,564)	(8,984,517)
Class B shares	(16,125,589)	(4,684,383)
Class C shares	(2,712,046)	(5,303,597)
Class F shares	(17,851,176)	(30,687,201)
Class R shares	(222,631)	(385,612)
Class T shares	(28,123)	(224,045)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(27,858,407)**	**(31,932,410)**
Total Increase (Decrease) in Net Assets	**1,458,299**	**(13,306,671)**
Net Assets ($):		
Beginning of Period	110,962,056	124,268,727
End of Period	**112,420,355**	**110,962,056**
Investment (loss)–net	(196,536)	(80,032)

	Year Ended December 31,	
	2006	2005
Capital Share Transactions:		
Class A ^a		
Shares sold	780,495	431,931
Shares redeemed	(743,011)	(509,206)
Net Increase (Decrease) in Shares Outstanding	**37,484**	**(77,275)**
Class B ^a		
Shares sold	5,224	19,176
Shares redeemed	(758,437)	(274,566)
Net Increase (Decrease) in Shares Outstanding	**(753,213)**	**(255,390)**
Class C		
Shares sold	18,427	77,684
Shares redeemed	(124,386)	(319,650)
Net Increase (Decrease) in Shares Outstanding	**(105,959)**	**(241,966)**
Class F		
Shares sold	351,691	456,877
Shares redeemed	(791,790)	(1,783,478)
Net Increase (Decrease) in Shares Outstanding	**(440,099)**	**(1,326,601)**
Class R		
Shares sold	2,610	25,002
Shares redeemed	(10,635)	(20,814)
Net Increase (Decrease) in Shares Outstanding	**(8,025)**	**4,188**
Class T		
Shares sold	2,217	4,248
Shares redeemed	(1,295)	(12,834)
Net Increase (Decrease) in Shares Outstanding	**922**	**(8,586)**

^a *During the period ended December 31, 2006, 537,890 Class B shares representing $11,394,019 were automatically converted to 510,894 Class A shares and during the period ended December 31, 2005, 17,060 Class B shares representing $294,582 were automatically converted to 16,290 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	20.10	16.76	14.24	8.14	9.68
Investment Operations:					
Investment income (loss)−net	(.01)a	(.14)a	(.11)a	.10	(.16)
Net realized and unrealized gain (loss) on investments	6.13	3.48	2.63	6.00	(1.38)
Total from Investment Operations	6.12	3.34	2.52	6.10	(1.54)
Net asset value, end of period	26.22	20.10	16.76	14.24	8.14
Total Return (%)b	30.45	19.93	17.70	74.94	(15.91)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.87	2.29	2.02	2.54	2.27
Ratio of net expenses to average net assets	1.78	2.12	1.92	2.45	2.24
Ratio of net investment (loss) to average net assets	(.05)	(.82)	(.77)	(.83)	(.80)
Portfolio Turnover Ratec	73	729	648	707	495
Net Assets, end of period ($ x 1,000)	29,817	22,107	19,726	27,252	9,422

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class B Shares	Year Ended December 31, 2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.13	16.09	13.79	7.95	9.54
Investment Operations:					
Investment (loss)—net	(.22)[a]	(.28)[a]	(.23)[a]	(.31)	(.29)
Net realized and unrealized gain (loss) on investments	5.74	3.32	2.53	6.15	(1.30)
Total from Investment Operations	5.52	3.04	2.30	5.84	(1.59)
Net asset value, end of period	24.65	19.13	16.09	13.79	7.95
Total Return (%)[b]	28.91	18.89	16.68	73.46	(16.67)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.85	3.13	2.89	3.38	3.12
Ratio of net expenses to average net assets	2.77	2.97	2.78	3.29	3.09
Ratio of net investment (loss) to average net assets	(1.17)	(1.66)	(1.63)	(1.44)	(1.64)
Portfolio Turnover Rate[c]	73	729	648	707	495
Net Assets, end of period ($ x 1,000)	2,591	16,421	17,917	18,198	12,810

a *Based on average shares outstanding at each month end.*

b *Exclusive of sales charge.*

c *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.12	16.07	13.76	7.93	9.52
Investment Operations:					
Investment (loss)−net	(.19)a	(.27)a	(.22)a	(.01)	(.35)
Net realized and unrealized gain (loss) on investments	5.80	3.32	2.53	5.84	(1.24)
Total from Investment Operations	5.61	3.05	2.31	5.83	(1.59)
Net asset value, end of period	24.73	19.12	16.07	13.76	7.93
Total Return (%)b	29.39	18.98	16.79	73.52	(16.70)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.68	3.08	2.81	3.34	3.08
Ratio of net expenses to average net assets	2.60	2.92	2.70	3.25	3.05
Ratio of net investment (loss) to average net assets	(.89)	(1.60)	(1.55)	(1.43)	(1.58)
Portfolio Turnover Rate c	73	729	648	707	495
Net Assets, end of period ($ x 1,000)	7,169	7,568	10,249	10,639	5,268

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

	Year Ended December 31,				
Class F Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	20.11	16.76	14.24	8.13	9.67
Investment Operations:					
Investment (loss)−net	(.04)[a]	(.13)[a]	(.11)[a]	(.14)	(.23)
Net realized and unrealized gain (loss) on investments	6.14	3.48	2.63	6.25	(1.31)
Total from Investment Operations	6.10	3.35	2.52	6.11	(1.54)
Net asset value, end of period	26.21	20.11	16.76	14.24	8.13
Total Return (%)	30.33	19.99	17.70	75.15	(15.93)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.93	2.24	2.00	2.40	2.21
Ratio of net expenses to average net assets	1.85	2.08	1.89	2.31	2.18
Ratio of net investment (loss) to average net assets	(.20)	(.76)	(.75)	(.45)	(.74)
Portfolio Turnover Rate[b]	73	729	648	707	495
Net Assets, end of period ($ x 1,000)	72,043	64,112	75,677	78,759	50,742

[a] Based on average shares outstanding at each month end.
[b] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

	Year Ended December 31,				
Class R Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.60	16.31	13.82	7.87	9.56
Investment Operations:					
Investment income (loss)−net	.03[a]	(.12)[a]	(.07)[a]	.54	(.81)
Net realized and unrealized gain (loss) on investments	5.97	3.41	2.56	5.41	(.88)
Total from Investment Operations	6.00	3.29	2.49	5.95	(1.69)
Net asset value, end of period	25.60	19.60	16.31	13.82	7.87
Total Return (%)	30.61	20.17	18.02	75.60	(17.68)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.68	2.08	1.79	2.17	4.65
Ratio of net expenses to average net assets	1.61	1.89	1.68	2.07	3.91
Ratio of net investment income (loss) to average net assets	.09	(.69)	(.51)	(.32)	(2.20)
Portfolio Turnover Rate[b]	73	729	648	707	495
Net Assets, end of period ($ x 1,000)	200	310	190	142	37

[a] *Based on average shares outstanding at each month end.*
[b] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class T Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	19.16	16.05	13.70	7.87	9.50
Investment Operations:					
Investment (loss)–net	(.11)a	(.21)a	(.17)a	(.24)	(.45)
Net realized and unrealized gain (loss) on investments	5.85	3.32	2.52	6.07	(1.18)
Total from Investment Operations	5.74	3.11	2.35	5.83	(1.63)
Net asset value, end of period	24.90	19.16	16.05	13.70	7.87
Total Return (%)b	29.96	19.38	17.15	74.08	(17.16)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.26	2.70	2.47	3.16	4.05
Ratio of net expenses to average net assets	2.18	2.54	2.36	3.07	4.03
Ratio of net investment (loss) to average net assets	(.54)	(1.24)	(1.21)	(1.06)	(2.69)
Portfolio Turnover Rate c	73	729	648	707	495
Net Assets, end of period ($ x 1,000)	600	444	510	522	345

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Passport Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek capital appreciation through investments in foreign small-cap companies. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 600 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. The commissions reduced miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on NASDAQ, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's

Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund normally will invest a large portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net unrealized appreciation/(depreciation) from investments and foreign currency transactions on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to comply with the requirements of Subchapter M of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $420,528, accumulated capital losses $106,702,742 and unrealized appreciation $27,531,745.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $94,869,658 of the carryover expires in fiscal 2009 and $11,833,084 expires in fiscal 2010.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions and passive foreign investment companies, the fund increased accumulated undistributed investment income-net $169,130 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2006, was approximately $76,100, with a related weighted average annualized interest rate of 5.69%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million.

During the period ended December 31, 2006, the Distributor retained $413 and $261 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $13,286 and $8,951 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $47,580, $55,386 and $1,260, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $164,816 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $77,034, $15,860, $18,462 and $1,260, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $53,735 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the

Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $21,275 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $52,337.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of .10% of the average daily net assets of the fund on the first $500 million, .065% of the average daily net assets of the fund on the next $500 million and .02% of the average daily net assets of the fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. For the period ended December 31, 2006, the fund's portion of the waiver was $91,108, which reduced the amount paid to Mellon Bank to $98,894.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $94,816, Rule 12b-1 distribution plan fees $21,488, shareholder services plan fees $20,910, custodian fees $35,205, accounting fees $9,015 and transfer agency per account fees $13,366.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures and forward currency exchange contracts, during the period ended December 31, 2006, amounted to $80,378,730 and $108,480,627 respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized appreciation or depreciation. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at December 31, 2006, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
British Pound, expiring 1/2/2007	85,886	168,163	168,163	0
Swedish Krona, expiring 1/2/2007	233,322	34,081	34,082	(1)
Total				**(1)**

At December 31, 2006, the cost of investments for federal income tax purposes was $83,866,080; accordingly, accumulated net unrealized appreciation on investments was $27,512,888, consisting of $28,924,401 gross unrealized appreciation and $1,411,513 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.**

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation

with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and
- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Passport Fund's performance for the one-year period ended December 31, 2005 placed it in the third quintile of its Lipper performance group and in the fourth quintile of its Lipper international small/mid-cap growth fund performance universe. For the three-year period ended December 31, 2005, the Fund's performance within its Lipper-selected group and universe had placed it in the first and second quintiles, respectively. The Fund's current portfolio management team began managing the Fund in November 2005. For the six-month period ended June 30, 2006, the Fund's performance placed it in the first (top) quintile of its Lipper performance group and its Lipper performance universe. The directors deemed these relative performance results to be satisfactory, but stressed the importance to Founders of the need to continue to seek to improve the Fund's longer-term performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

• That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

• That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Passport Fund's management fees ranked in the third quintile of its Lipper performance group, with the Fund's fees the eighth lowest of 15 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than 11 of the 15 funds in its group. The Fund's management fees were in the third quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund 's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance

Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of the Distributor since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of the Distributor since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of the Distributor since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of the Distributor and AMLCO of investment companies managed by Dreyfus. Employed by the Distributor since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Passport Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0281AR1206

Dreyfus Founders Worldwide Growth Fund

ANNUAL REPORT December 31, 2006



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Class F shareholders can log into www.founders.com/ecommunications, or www.icsdelivery.com if you own funds through a third party.

Class A, B, C, R and T shareholders can log into www.dreyfus.com.

Contents



A LETTER FROM THE PRESIDENT

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Founders Worldwide Growth Fund, covering the 12-month period from January 1, 2006, through December 31, 2006.

2006 proved to be a good year for the financial markets, with most economic sectors and geographic regions of the global equity markets generating strong returns. A number of positive factors contributed to gains in international developed and developing markets, including an expanding global economy, rising commodity prices, financial reforms in key emerging markets, falling trade barriers, rising standards of living and robust corporate profits.

In our analysis, 2006 provided an excellent reminder of the need for a long-term investment perspective. Adopting too short a time frame proved costly for some investors last year, as chasing recent winners sometimes meant buying the next month's losers. Indeed, history shows that reacting to near-term developments with extreme shifts in strategy rarely is the right decision. We believe that a better course of action is to set a portfolio mix to meet future goals, while attempting to ignore short term market fluctuations in favor of a longer-term view.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support. We wish you good health and prosperity in 2007.

Sincerely,

Thomas F. Eggers
President
Dreyfus Founders Funds, Inc.
January 16, 2007



DISCUSSION OF FUND PERFORMANCE

Remi Browne, CFA, John B. Jares, CFA, and Jeffrey R. Sullivan, CFA, Portfolio Managers

How did Dreyfus Founders Worldwide Growth Fund perform relative to its benchmarks?

For the 12-month period ended December 31, 2006, Dreyfus Founders Worldwide Growth Fund achieved total returns of 19.07% for Class A Shares, 17.89% for Class B Shares, 18.03% for Class C Shares, 18.93% for Class F Shares, 19.40% for Class R Shares and 18.63% for Class T Shares.[1] In comparison, the fund's benchmarks, the Morgan Stanley Capital International (MSCI) World Index (the "Primary Index") produced a 20.07% total return,[2] and the MSCI World Growth Index (the "Secondary Index") produced a 15.15% total return for the same period.[3]

Global equity markets continued their upward climb in 2006, supported by strong economic data in most regions of the world and robust mergers-and-acquisitions (M&A) activity in Europe and the United States. We attribute the fund's overall performance to our successful security selection, which resulted in higher returns relative to the Secondary Index. However, the fund's returns slightly underperformed the Primary Index, due in part to fees and expenses to which both indices are not subject.

What is the fund's investment approach?

The fund seeks long-term growth of capital by investing in the stocks of growth companies in markets throughout the world. The fund may purchase securities in any foreign country, as well as in the United States, emphasizing common stocks of both emerging and established growth companies that generally have strong performance records and market positions. We use a "growth style" of investing, searching for companies whose fundamental strengths suggest the potential to provide superior earnings growth over time. Our "bottom-up" approach emphasizes individual stock selection. We go beyond Wall Street analysis and perform intensive qualitative and quantitative in-house research to determine whether companies meet our investment criteria.

What other factors influenced the fund's performance?

Europe proved to be a primary driver of performance for the fund and its benchmarks in 2006, as continued economic growth and intensifying M&A activity fueled rising markets. U.S. markets also posted solid gains for the year, as corporate earnings growth remained robust despite periodic concerns regarding inflation and slowing economic growth. Conversely, the Japanese equity market struggled as the Bank of Japan increased interest rates and ended their ultra-loose monetary policy.

We attribute the fund's relative performance mainly to the success of our stock selection strategy. From a country perspective, stocks in the United Kingdom, Germany and Hong Kong helped boost the fund's relative returns. However, weak security selection in France, Australia and Sweden proved to be a drag on performance.

Among industry groups, holdings in the materials and telecommunications sectors ranked as some of the stronger contributors to the fund's relative performance. Among materials stocks, U.K.-based metals and mining producer Xstrata benefited from rising commodity prices and a favorable acquisition that transformed the firm into a truly diversified metals company. Telecommunication-services holdings China Mobile and Telenor both rose strongly as emerging markets exposure benefited both companies throughout the year. Finally, although the fund's positions in the information technology (IT) sector provided a modest boost to its relative performance overall, U.S. technology giants Cisco Systems, Apple Computer and Hewlett Packard were among the fund's stronger-performing stocks in 2006.

Despite success from our "bottom-up" approach, weak stock selection in the health care sector and in selected industrial companies had a negative impact on the fund's return. Disappointments in the U.S. health care sector included Boston Scientific, which struggled in a slowing cardiac rhythm management market. Also, Advanced Medical Optics' shares lost value as their new intraocular lens proved less than successful. In the industrials sector, France's aerospace giant EADS underperformed on news that production of its Airbus A380 would be delayed and over budget.

What is the fund's current strategy?

We have continued to employ our bottom-up investment strategy to seek out stocks with improving business momentum and attractive valuations. We have found a number of such opportunities in the information technology sector, which lagged the averages in 2006. Conversely, we may consider trimming the fund's positions in some of 2006's stronger-performing stocks, including those in the materials sector.

January 16, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost*

[2] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.*

[3] *SOURCE: LIPPER INC. – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Growth Index measures global developed market equity performance of growth securities. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.*

FUND PERFORMANCE



Dreyfus Founders Worldwide
  Growth Fund (Class F shares) ——————
Morgan Stanley Capital
  International World Index† ....
Morgan Stanley Capital
  International World Growth Index† ——————

$20,884
$17,641
$15,174

Dollars

Years Ended 12/31

Comparison of change in value of $10,000 investment in Dreyfus Founders Worldwide Growth Fund Class F shares with the Morgan Stanley Capital International World Index and the Morgan Stanley Capital International World Growth Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/96 to a $10,000 investment made in each of the Morgan Stanley Capital International World Index (the "MSCI World Index") and the Morgan Stanley Capital International World Growth Index (the "MSCI World Growth Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class F shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account all applicable Class F fees and expenses (after any expense reimbursements). The MSCI World Index is an unmanaged index of global stock market performance, including the United States, Canada, Australia, New Zealand and the Far East. The MSCI World Growth Index measures global developed market equity performance of growth securities. The indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 12/31/06*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)	**12/31/99**	**12.20%**	**6.38%**	**–**	**(3.31)%**
without sales charge	**12/31/99**	**19.07%**	**7.64%**	**–**	**(2.49)%**
Class B shares					
with applicable redemption charge †	**12/31/99**	**13.89%**	**6.50%**	**–**	**(3.08)%**
without redemption	**12/31/99**	**17.89%**	**6.80%**	**–**	**(3.08)%**
Class C shares					
with applicable redemption charge ††	**12/31/99**	**17.03%**	**6.74%**	**–**	**(3.48)%**
without redemption	**12/31/99**	**18.03%**	**6.74%**	**–**	**(3.48)%**
Class F shares	**12/29/89**	**18.93%**	**7.67%**	**4.26%**	**N/A**
Class R shares	**12/31/99**	**19.40%**	**8.23%**	**–**	**(1.98)%**
Class T shares					
with applicable sales charge (4.5%)	**12/31/99**	**13.27%**	**5.64%**	**–**	**(4.06)%**
without sales charge	**12/31/99**	**18.63%**	**6.62%**	**–**	**(3.43)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares, but does reflect fee waivers. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial advisor.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Founders Worldwide Growth Fund from July 1, 2006 to December 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses. To estimate the expenses you paid on your account over this period, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the results by the number in the Expenses paid per $1,000 line for the class of shares you own.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 9.91	$ 15.17	$ 14.28	$ 10.39	$ 8.20	$ 11.56
Ending value (after expenses)	$1,125.80	$1,119.60	$1,121.40	$1,124.70	$1,127.20	$1,123.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended December 31, 2006

	Class A	Class B	Class C	Class F	Class R	Class T
Expenses paid per $1,000†	$ 9.40	$ 14.39	$ 13.54	$ 9.86	$ 7.78	$ 10.97
Ending value (after expenses)	$1,015.88	$1,010.89	$1,011.75	$1,015.43	$1,017.49	$1,014.32

† Expenses are equal to the fund's annualized expense ratio of 1.85% for Class A shares, 2.84% for Class B shares, 2.67% for Class C shares, 1.94% for Class F shares, 1.53% for Class R shares and 2.16% for Class T shares; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

Common Stocks–97.8%	Shares	Value ($)
Australia–1.6%		
BHP Billiton	26,089	521,011
Orica	12,600	241,682
QBE Insurance Group	9,300	211,786
		974,479
Belgium–1.6%		
Delhaize Group	4,300	358,452
InBev	8,526	562,060
		920,512
Canada–2.4%		
Bank of Nova Scotia	3,400	151,902
Canadian National Railway	6,800	291,966
Cognos	4,600 [a]	195,455
IPSCO	2,000	187,935
Teck Cominco, Cl. B	3,200	241,204
TransCanada	4,500	156,708
Yellow Pages Income Fund (Units)	16,700	184,306
		1,409,476
Cayman Islands–1.0%		
Seagate Technology	22,131	**586,472**
China–.6%		
Foxconn International Holdings	113,000 [a]	**371,906**
Denmark–.9%		
Carlsberg, Cl. B	2,860	284,035
Novo Nordisk, Cl. B	3,300	274,864
		558,899
Finland–.2%		
Neste Oil	4,600	**139,843**
France–5.0%		
BNP Paribas	4,084	445,571
Capgemini	2,600	163,197
Groupe Danone	2,000	303,082
PPR	1,100	164,372
Sanofi-Aventis	1,739	160,574
Schneider Electric	2,754	305,737
Societe Generale	2,866	486,526

Common Stocks (continued)	Shares	Value ($)
France (continued)		
Total	6,048	436,305
Vivendi	13,145	513,792
		2,979,156
Germany—2.6%		
BASF	4,691	457,304
Bayerische Motoren Werke	2,600	149,640
E.ON	1,450	197,704
MAN	2,800	253,037
Merck	2,990	310,742
ThyssenKrupp	4,049	190,758
		1,559,185
Greece—.2%		
Alpha Bank	4,900	**148,122**
Hong Kong—.9%		
China Mobile	42,700	369,727
Esprit Holdings	16,000	179,062
		548,789
Ireland—.8%		
Allied Irish Banks	5,800	172,266
C & C Group	16,600	294,726
		466,992
Italy—1.6%		
ENI	14,383	483,769
Intesa Sanpaolo	60,097	464,085
		947,854
Japan—12.0%		
Ajinomoto	12,000	158,615
Canon	12,050	678,417
Fujitsu	34,000	266,846
Honda Motor	16,600	655,603
Matsushita Electric Industrial	9,000	179,614
Mitsubishi	22,800	429,158
Mitsubishi Electric	44,600	407,005
Mitsui & Co.	25,000	373,934
Mitsui Chemicals	25,000	192,429
Mizuho Financial Group	17	121,423
Nikon	11,000	241,250

10

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
ORIX	2,260	654,233
Pacific Management	55	120,625
Shin-Etsu Chemical	5,900	395,135
SUMCO	3,700	312,777
Sumitomo Trust & Banking	31,000	325,096
Takeda Pharmaceutical	3,600	247,149
TDK	1,700	135,137
Tokyo Electron	5,500	433,511
Toshiba	23,000	149,784
Toyota Motor	9,400	628,747
		7,106,488
Netherlands−2.1%		
ASML Holding	6,700 [a]	166,627
Heineken	3,900	185,489
ING Groep	16,152	716,185
SBM Offshore	5,200	178,813
		1,247,114
Norway−1.4%		
Orkla	4,900	277,409
Telenor	28,300	532,168
		809,577
Spain−2.1%		
ACS-Actividades de Construccion y Servicios	6,600	372,102
Banco Santander Central Hispano	16,593	309,716
Repsol YPF	5,011	173,306
Telefonica	17,700	376,640
		1,231,764
Sweden−.6%		
Telefonaktiebolaget LM Ericsson, Cl. B	40,200	162,363
Volvo, Cl. B	2,700	185,957
		348,320
Switzerland−3.8%		
ABB	10,200	182,905
Baloise-Holding	2,923	292,180
Credit Suisse Group	6,367	445,455
Holcim	3,000	275,010
Roche Holding	5,045	904,664

Common Stocks (continued)	Shares	Value ($)
Switzerland (continued)		
Swiss Reinsurance	1,800	153,041
		2,253,255
United Kingdom—11.3%		
AstraZeneca	4,959	266,432
Aviva	11,979	192,797
Barclays	14,953	213,727
Barratt Developments	7,200	174,104
BP	35,227	391,426
British Airways	49,400 [a]	510,221
BT Group	61,971	365,834
GlaxoSmithKline	29,400	773,669
HBOS	13,903	308,151
International Power	69,711	521,062
J Sainsbury	55,000	440,717
Marks & Spencer Group	25,400	356,584
Michael Page International	29,600	262,107
National Grid	14,900	215,012
Next	5,700	200,889
Royal Bank of Scotland Group	8,800	343,399
Royal Dutch Shell, Cl. A	5,847	204,353
Royal Dutch Shell, Cl. B	1,600	56,077
Tate & Lyle	9,500	142,947
Xstrata	15,546	776,189
		6,715,697
United States—45.1%		
Adobe Systems	22,300 [a]	916,976
Altria Group	10,805	927,285
Apple Computer	13,967 [a]	1,184,960
Autodesk	13,679 [a]	553,452
Avon Products	29,804	984,724
Best Buy	12,619	620,729
Bristol-Myers Squibb	11,505	302,812
Broadcom, Cl. A	9,149 [a]	295,604
Chevron	6,600	485,298
Chicago Mercantile Exchange Holdings	731	372,627
Cisco Systems	55,050 [a]	1,504,516

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Citigroup	7,303	406,777
Colgate-Palmolive	10,697	697,872
Continental Airlines, Cl. B	10,775 [a]	444,469
Covance	5,048 [a]	297,378
Diebold	17,520	816,432
Electronic Arts	19,394 [a]	976,682
Eli Lilly & Co.	5,533	288,269
Exxon Mobil	8,259	632,887
Federated Department Stores	12,450	474,719
Gap	14,957	291,662
General Electric	13,258	493,330
Google, Cl. A	1,759 [a]	809,984
Hewlett-Packard	27,548	1,134,702
JPMorgan Chase & Co.	13,369	645,723
KLA-Tencor	6,360	316,410
Limited Brands	11,768	340,566
Linear Technology	13,286	402,832
Marriott International, Cl. A	5,254	250,721
Masco	14,980	447,453
MedImmune	19,948 [a]	645,717
Microsoft	24,804	740,647
Nasdaq Stock Market	8,108 [a]	249,645
Oracle	37,383 [a]	640,745
Peabody Energy	5,889	237,974
Procter & Gamble	9,490	609,922
SanDisk	6,619 [a]	284,816
Schlumberger	4,550	287,378
Sun Microsystems	56,014 [a]	303,596
Texas Instruments	17,629	507,715
Thermo Fisher Scientific	13,314 [a]	602,991
Tiffany & Co.	16,031	629,056
Wal-Mart Stores	19,233	888,180
Walt Disney	18,376	629,746
Western Union	6,778	151,963
Williams-Sonoma	5,742	180,528
Wyeth	6,662	339,229

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Yahoo!	6,699 a	171,092
Zimmer Holdings	4,311 a	337,896
		26,756,687
Total Common Stocks		
(cost $46,194,736)		**58,080,587**

Preferred Stocks−1.1%		
Germany;		
Fresenius		
(cost $618,423)	2,891	**618,423**
Total Investments (cost $46,813,159)	**98.9%**	**58,699,010**
Cash and Receivables (Net)	**1.1%**	**671,372**
Net Assets	**100.0%**	**59,370,382**

a   *Non-income producing security.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
United States	45.1	Norway	1.4
Japan	12.0	Cayman Islands	1.0
United Kingdom	11.3	Denmark	.9
France	5.0	Hong Kong	.9
Switzerland	3.8	Ireland	.8
Germany	3.7	China	.6
Canada	2.4	Sweden	.6
Netherlands	2.1	Finland	.2
Spain	2.1	Greece	.2
Australia	1.6	Cash & Equivalents	1.1
Belgium	1.6		
Italy	1.6		**100.0**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	46,813,159	58,699,010
Cash		64,707
Cash denominated in foreign currencies	131,404	131,365
Receivable for investment securities sold		1,109,991
Dividends and interest receivable		97,775
Receivable for shares of Common Stock subscribed		4,841
Net unrealized appreciation on forward currency exchange contracts–Note 4		319
Other assets		124,516
		60,232,524
Liabilities ($):		
Due to Founders Asset Management LLC and affiliates–Note 3(c)		113,769
Payable for investment securities purchased		485,583
Directors' deferred compensation		124,516
Payable for shares of Common Stock redeemed		95,171
Interest payable–Note 2		70
Accrued expenses		43,033
		862,142
Net Assets ($)		**59,370,382**
Composition of Net Assets ($):		
Paid-in capital		98,460,051
Accumulated investment (loss)–net		(87,166)
Accumulated net realized gain (loss) on investments		(50,916,322)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		11,913,819
Net Assets ($)		**59,370,382**

Net Asset Value Per Share

	Class A	Class B	Class C	Class F	Class R	Class T
Net Assets ($)	1,647,317	818,897	384,865	54,157,525	2,336,541	25,237
Shares Outstanding	97,393	51,168	24,499	3,193,386	133,246	1,598
Net Asset Value Per Share ($)	**16.91**	**16.00**	**15.71**	**16.96**	**17.54**	**15.79**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

Investment Income ($):

Income:

Dividends (net of $79,527 foreign taxes withheld at source):

Unaffiliated issuers	914,126
Affiliated issuers	6,842
Interest	10,695
Total Income	**931,663**

Expenses:

Investment advisory fee–Note 3(a)	579,025
Shareholder servicing costs–Note 3(c)	172,094
Distribution fees–Note 3(b)	144,819
Custodian fees–Note 3(c)	50,496
Registration fees	50,285
Accounting fees–Note 3(c)	47,437
Prospectus and shareholders' reports	44,845
Professional fees	24,515
Directors' fees and expenses–Note 3(d)	19,517
Loan commitment fees–Note 2	2,068
Interest expense–Note 2	1,255
Miscellaneous	41,704
Total Expenses	**1,178,060**
Less–reduction in custody fees due to to waiver–Note 3(c)	(19,899)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(4,836)
Less–expense offset to broker commissions–Note 1	(30)
Net Expenses	**1,153,295**
Investment (Loss)–Net	**(221,632)**

Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):

Net realized gain (loss) on investments	9,099,263
Net realized gain (loss) on foreign currency transactions	9,713
Net Realized Gain (Loss)	**9,108,976**
Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions	1,144,647
Net Realized and Unrealized Gain (Loss) on Investments	**10,253,623**
Net Increase in Net Assets Resulting from Operations	**10,031,991**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended December 31,	
	2006	2005
Operations ($):		
Investment (loss)−net	(221,632)	(38,851)
Net realized gain (loss) on investments	9,108,976	14,142,515
Net change in unrealized appreciation (depreciation) on investments	1,144,647	(6,260,128)
Net Increase (Decrease) in Net Assets Resulting from Operations	**10,031,991**	**7,843,536**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	984,635	293,185
Class B shares	29,902	98,777
Class C shares	127,049	128,403
Class F shares	2,375,671	2,732,978
Class R shares	876,169	3,470,964[a]
Class T shares	3,754	100
Cost of shares redeemed:		
Class A shares	(170,595)	(261,541)
Class B shares	(1,222,465)	(528,874)
Class C shares	(101,092)	(119,566)
Class F shares	(10,595,986)	(16,100,693)
Class R shares	(601,168)	(28,492,600)[a]
Class T shares	(13,950)	(26,382)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(8,308,076)**	**(38,805,249)**
Total Increase (Decrease) in Net Assets	**1,723,915**	**(30,961,713)**
Net Assets ($):		
Beginning of Period	57,646,467	88,608,180
End of Period	**59,370,382**	**57,646,467**
Accumulated investment (loss)−net	(87,166)	(28,758)

[a] On November 30, 2005, the fund disbursed portfolio securities and cash valued at $23,196,136 in payment of a Class R redemption by an affiliate of the fund.

| | Year Ended December 31, | |
	2006	2005
Capital Share Transactions:		
Class A[a]		
Shares sold	64,493	22,521
Shares redeemed	(10,658)	(19,415)
Net Increase (Decrease) in Shares Outstanding	**53,835**	**3,106**
Class B[a]		
Shares sold	2,062	8,028
Shares redeemed	(83,719)	(42,268)
Net Increase (Decrease) in Shares Outstanding	**(81,657)**	**(34,240)**
Class C		
Shares sold	8,673	10,078
Shares redeemed	(7,336)	(9,465)
Net Increase (Decrease) in Shares Outstanding	**1,337**	**613**
Class F		
Shares sold	153,883	210,093
Shares redeemed	(689,269)	(1,227,387)
Net Increase (Decrease) in Shares Outstanding	**(535,386)**	**(1,017,294)**
Class R		
Shares sold	56,296	256,421
Shares redeemed	(38,898)	(2,018,994)
Net Increase (Decrease) in Shares Outstanding	**17,398**	**(1,762,573)**
Class T		
Shares sold	268	8
Shares redeemed	(936)	(2,190)
Net Increase (Decrease) in Shares Outstanding	**(668)**	**(2,182)**

[a] *During the period ended December 31, 2006, 44,212 Class B shares representing $652,334 were automatically converted to 42,063 Class A shares and during the period ended December 31, 2005, 6,350 Class B shares representing $77,583 were automatically converted to 6,098 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended December 31,				
Class A Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.21	12.82	11.38	8.32	11.71
Investment Operations:					
Investment (loss)−net	(.06)a	(.02)a	(.21)	(.10)	(.15)
Net realized and unrealized gain (loss) on investments	2.76	1.41	1.65	3.16	(3.24)
Total from Investment Operations	2.70	1.39	1.44	3.06	(3.39)
Net asset value, end of period	16.91	14.21	12.82	11.38	8.32
Total Return (%)b	19.07	10.84	12.65	36.78	(28.95)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.97	1.98	1.83	2.04	2.06
Ratio of net expenses to average net assets	1.93	1.92	1.81	2.03	2.06
Ratio of net investment (loss) to average net assets	(.39)	(.19)	(.18)	(.55)	(.77)
Portfolio Turnover Ratec	114	120	130	138	211
Net Assets, end of period ($ x 1,000)	1,647	619	519	656	543

a   Based on average shares outstanding at each month end.
b   Exclusive of sales charge.
c   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class B Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.58	12.33	11.02	8.12	11.52
Investment Operations:					
Investment (loss)−net	(.16)a	(.11)a	(.09)	(.16)	(.14)
Net realized and unrealized gain (loss) on investments	2.58	1.36	1.40	3.06	(3.26)
Total from Investment Operations	2.42	1.25	1.31	2.90	(3.40)
Net asset value, end of period	16.00	13.58	12.33	11.02	8.12
Total Return (%)b	17.89	10.14	11.89	35.71	(29.51)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.84	2.72	2.54	2.82	2.71
Ratio of net expenses to average net assets	2.79	2.66	2.52	2.80	2.70
Ratio of net investment (loss) to average net assets	(1.13)	(.93)	(.87)	(1.30)	(1.41)
Portfolio Turnover Rate c	114	120	130	138	211
Net Assets, end of period ($ x 1,000)	819	1,803	2,061	1,821	1,459

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

	Year Ended December 31,				
Class C Shares	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.31	12.08	10.81	7.96	11.34
Investment Operations:					
Investment (loss)−net	(.15)a	(.07)a	(.20)	(.20)	(.30)
Net realized and unrealized					
gain (loss) on investments	2.55	1.30	1.47	3.05	(3.08)
Total from Investment Operations	2.40	1.23	1.27	2.85	(3.38)
Net asset value, end of period	15.71	13.31	12.08	10.81	7.96
Total Return (%)b	18.03	10.18	11.75	35.80	(29.81)
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	2.76	2.72	2.62	2.84	3.40
Ratio of net expenses					
to average net assets	2.71	2.66	2.59	2.82	3.33
Ratio of net investment (loss)					
to average net assets	(1.10)	(.93)	(.97)	(1.34)	(2.05)
Portfolio Turnover Ratec	114	120	130	138	211
Net Assets, end of period ($ x 1,000)	385	308	272	271	218

a *Based on average shares outstanding at each month end.*
b *Exclusive of sales charge.*
c *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Class F Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.26	12.86	11.41	8.33	11.72
Investment Operations:					
Investment (loss)−net	(.05)a	(.02)a	(.21)	(.13)	(.13)
Net realized and unrealized gain (loss) on investments	2.75	1.42	1.66	3.21	(3.26)
Total from Investment Operations	2.70	1.40	1.45	3.08	(3.39)
Net asset value, end of period	16.96	14.26	12.86	11.41	8.33
Total Return (%)	18.93	10.89	12.71	36.97	(28.92)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.03	1.96	1.80	1.98	1.84
Ratio of net expenses to average net assets	1.98	1.91	1.77	1.97	1.84
Ratio of net investment (loss) to average net assets	(.38)	(.17)	(.13)	(.47)	(.55)
Portfolio Turnover Rateb	114	120	130	138	211
Net Assets, end of period ($ x 1,000)	54,158	53,184	61,038	70,566	59,890

a Based on average shares outstanding at each month end.
b Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Class R Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	14.69	13.13	11.60	8.44	11.81
Investment Operations:					
Investment income (loss)–net	.01[a]	.05[a]	.03	.00[b]	(.01)
Net realized and unrealized gain (loss) on investments	2.84	1.51	1.50	3.16	(3.36)
Total from Investment Operations	2.85	1.56	1.53	3.16	(3.37)
Net asset value, end of period	17.54	14.69	13.13	11.60	8.44
Total Return (%)	19.40	11.88	13.19	37.44	(28.54)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.62	1.47	1.39	1.53	1.41
Ratio of net expenses to average net assets	1.58	1.44	1.37	1.51	1.41
Ratio of net investment income (loss) to average net assets	.02	.35	.28	(.03)	(.13)
Portfolio Turnover Rate[c]	114	120	130	138	211
Net Assets, end of period ($ x 1,000)	2,337	1,701	24,665	21,404	14,060

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Class T Shares	Year Ended December 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.31	12.05	10.73	7.89	11.46
Investment Operations:					
Investment (loss)−net	(.08)[a]	(.07)[a]	(.36)	(.14)	(.59)
Net realized and unrealized gain (loss) on investments	2.56	1.33	1.68	2.98	(2.98)
Total from Investment Operations	2.48	1.26	1.32	2.84	(3.57)
Net asset value, end of period	15.79	13.31	12.05	10.73	7.89
Total Return (%)[b]	18.63	10.46	12.30	35.99	(31.15)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.23	2.35	2.16	2.56	5.48
Ratio of net expenses to average net assets	2.19	2.30	2.14	2.54	4.60
Ratio of net investment (loss) to average net assets	(.57)	(.56)	(.50)	(1.05)	(2.88)
Portfolio Turnover Rate[c]	114	120	130	138	211
Net Assets, end of period ($ x 1,000)	25	30	54	61	47

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Founders Worldwide Growth Fund (the "fund") is a separate diversified series of Dreyfus Founders Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering eight series, including the fund. The fund's investment objective is to seek long-term growth of capital through investments in foreign and U.S. companies. Founders Asset Management LLC (the "Manager" or "Founders") serves as the fund's investment adviser. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"), a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Founders would become an indirect wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), is the Distributor of the fund's shares. The fund is authorized to issue up to 550 million shares of Common Stock, par value $ .01 per share, in the following classes of shares: Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge

("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class F and Class R shares are sold at net asset value ("NAV") per share. Class F shares are sold only to Class F grandfathered investors, and Class R shares are sold only to eligible institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class. Income and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares.

Each class of the fund bears expenses incurred specifically on its behalf and, in addition, each class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the class. The type of expense determines the allocation method.

The Company's Board of Directors has authorized the payment of certain fund expenses with commissions on fund portfolio transactions. These commissions reduce miscellaneous expenses and are included in the expense offset to broker commissions in the Statement of Operations.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, and which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

(a) Portfolio valuation: A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. New York closing exchange rates are used to convert foreign currencies to U.S. dollars.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's Board of Directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's Board of Directors or pursuant to procedures approved by the Board of Directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the fund calculates its NAV, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts.

Investments in registered investment companies are valued at their NAV.

Using fair value to price securities requires the use of estimates, and as such, may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their NAV's. In addition, it is possible that the fair value determined for a security may be different from the value that may be realized upon the security's sale, and that these differences may be material to the NAV of the fund.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign Securities and Currency Transactions: The fund normally will invest a significant portion of its assets in foreign securities. Foreign securities carry more risk than U.S. securities, such as political and currency risks. In the event the fund executes a foreign security transaction, the fund may enter into a foreign currency contract to settle the foreign security transaction. The fund could be exposed to risk if counterparties are unable to meet the terms of the contracts or if the value of the currency changes unfavorably to the U.S. dollar. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

The accounting records of the fund are maintained in U.S. dollars. The market values of foreign securities, currency holdings and other assets and liabilities are translated into U.S. dollars based on the current exchange rates each business day. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with net unrealized appreciation/(depreciation) from investments and foreign currency transactions on the Statement of Operations.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank, Mellon Bank, N.A. ("Mellon Bank"), which is an affiliate of Founders, whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager or its affiliates are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: No provision has been made for federal income taxes since it is the policy of the fund to continue to comply with the requirements of Subchapter M of the Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The fund is treated as a separate tax entity for federal income tax purposes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact, if any, in the financial statements has not yet been determined.

At December 31, 2006, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $50,902,883 and unrealized appreciation $11,834,525.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to December 31, 2006. If not applied, $25,559,709 of the carryover expires in fiscal 2009, $22,200,649 expires in fiscal 2010 and $3,142,525 expires in fiscal 2011.

During the period ended December 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for foreign currency transactions and net operating losses, the fund increased accumulated undistributed investment income-net $163,224, increased accumulated net realized gain (loss) on investments by $2,070 and decreased paid-in capital by $165,294. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. The borrowings by each series of the Company are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the series' total net assets or the maximum amount which the series is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each series agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC.

The average daily amount of borrowings outstanding under the LOC during the period ended December 31, 2006, was approximately $20,500, with a related weighted average annualized interest rate of 6.12%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) In accordance with an investment advisory agreement between the Company and Founders, the fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the fund's net assets. The fee is 1% of the first $250 million of net assets, .80% of the next $250 million of net assets and .70% of net assets in excess of $500 million.

During the period ended December 31, 2006, the fund was advised that the Distributor retained $296 and $1 from sales commissions earned on sales of the fund's Class A and Class T shares, respectively, and $3,177 and $649 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of their average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended December 31, 2006, Class B, Class C and Class T shares were charged $9,594, $2,443 and $79, respectively, pursuant to the Plan.

The fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the Act applicable to its Class F shares. Under the plan, the fund is authorized to reimburse the Distributor for expenses paid for distributing or servicing its Class F shares at an annual rate of up to .25% of the value of the average daily net assets of the fund's Class F shares. During the period ended December 31, 2006, Class F shares were charged $132,703 pursuant to this Distribution Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended December 31, 2006, Class A, Class B, Class C and Class T shares were charged $2,897, $3,198, $814 and $79, respectively, pursuant to the Shareholder Services Plan.

The Company has a shareholder services agreement with the Distributor, whereby the fund has agreed to compensate the Distributor for providing certain shareholder servicing functions to holders of Class F shares. The fund paid the Distributor a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the period ended December 31, 2006, Class F shares were charged $70,310 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the fund's Class F shares are paid by the Distributor. The out-of-pocket charges from DTI are paid by the fund. During the period ended December 31, 2006, Class F shares were charged $32,250 for out-of-pocket transfer agent charges.

The fees charged by DTI with respect to the fund's Class A, B, C, R and T shares are paid by the fund. These transfer agency fees, including both the per account fees paid to DTI and out-of-pocket charges, during the period ended December 31, 2006 were $6,101.

The fund has agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of ($)	But Not Exceeding ($)	Domestic Fee (%)	Foreign Fee (%)
0	500 million	0.06	0.10
500 million	1 billion	0.04	0.065
1 billion		0.02	0.02

Founders has contractually agreed in writing to waive any fees received for these services to the extent they exceed Founders' costs in providing the services. Effective January 1, 2007, Dreyfus replaced Founders as fund accounting and administrative services agent for the fund pursuant to an agreement containing substantially the same terms.

Mellon Bank serves as custodian for the fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the fund held by the custodian, which are shown as earnings credits on the Statement of Operations. The fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian contractually agreed in writing to a fee waiver for the Company during the time period and in the amount set forth below:

Time Period	Amount of Waiver ($)
9/1/05 to 8/31/06	200,000

This fee waiver was allocated among the Company's series in proportion to their respective shares of the total custodian fee. During the period ended December 31, 2006, the fund's portion of the waiver was $19,899, which reduced the amount paid to Mellon Bank to $30,597.

The components of Due to Founders Asset Management LLC and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $50,581, Rule 12b-1 distribution plan fees $12,315, shareholder services plan fees $16,779, custodian fees $12,566, accounting fees $8,244 and transfer agency per account fees $13,284.

(d) Annual retainer fees and attendance fees for the Company's Board of Directors are allocated to each series of the Company based on net assets. The Company's Board of Directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Directors' Deferred Compensation on the Statement of Assets and Liabilities. Changes in market value are included in the directors' fees and expenses and the net change in unrealized appreciation/depreciation of investments on the Statement of Operations. Deferral of directors' fees under the plan does not affect the net assets of the fund.

Certain officers of the Company are also officers and/or directors of Founders or its affiliates, which pay their compensation. The affairs of the fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's Board of Directors.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended December 31, 2006, amounted to $67,198,411 and $74,972,336 respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at December 31, 2006:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation ($)
Sales:				
Canadian Dollar, expiring 1/3/2007	230,000	197,549	197,230	**319**

At December 31, 2006, the cost of investments for federal income tax purposes was $46,864,959; accordingly, accumulated net unrealized appreciation on investments was $11,834,051, consisting of $12,316,917 gross unrealized appreciation and $482,866 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 23, 2007

FACTORS CONSIDERED IN RENEWING THE ADVISORY AGREEMENT (Unaudited)

At a meeting of the board of directors of Dreyfus Founders Funds, Inc. (the "Funds" and, in reference to any one of the Funds' portfolios, a "Fund") held on August 9 and 10, 2006, the Funds' directors unanimously approved the continuation of the Investment Advisory Agreement ("management agreement") between each of the Funds and Founders Asset Management LLC, the Funds' investment adviser ("Founders"), for a one-year term ending August 31, 2007. The board of directors of the Funds ("board") is comprised entirely of individuals who have no affiliation with Founders or any affiliates of Founders (the "directors").

Prior to the directors' August 2006 meeting, Founders had provided the directors with extensive materials related to the renewal of the management agreement, including performance and expense information for other investment companies with similar investment objectives to each Fund derived from data compiled by Lipper Inc., an independent third party ("Lipper").

During their meeting, the directors discussed the proposed continuance of the management agreement with the senior management personnel of Founders. At the conclusion of these discussions, the directors and their independent counsel met in a private session at which no representatives of Founders were present, to continue their discussion of continuance of the agreement. In determining to continue the management agreement, the directors considered all factors which they believed to be relevant, including the following:

Nature, Extent and Quality of Services Provided and to be Provided by Founders

The directors recognized that they have had the opportunity to evaluate the investment and non-investment related services which Founders provides to the Funds primarily through their quarterly review of all of the operations of the Funds during Fund committee and Fund board meetings held throughout the past twelve months. At each such meeting, extensive discussions of Fund operations are held with senior management personnel of Founders and a large volume of documentation

with respect to these operations is provided to and reviewed by the directors. Such discussions and documentation afford the directors the continual opportunity to evaluate the nature, extent, and quality of the services provided by Founders and its affiliates to the Funds.

The directors were satisfied that Founders is managing the investment of the assets of the Funds in accordance with each Fund's respective investment objective, policies and restrictions, subject to the directors' overall supervision.

The directors considered that Founders also provides many non-investment related services to the Funds in fulfilling its responsibilities under the management agreement.

Following their discussion and review, the directors reached the following conclusions:

- That the breadth and quality of investment advisory and other services being provided to the Funds are satisfactory, as evidenced in part by the performance records of the Funds, to which the directors gave significant attention as indicated below; and
- That the directors are satisfied not only with the research, long-term portfolio management, and trading services being provided to the Funds, but also recognize that Founders or its affiliates have provided the highest quality accounting, compliance and regulatory, administrative, underwriting, custody, shareholder, transfer agent and cash management services to the Funds, while charging fair, reasonable and competitive fees.

Investment Performance

On a quarterly basis, the directors hold in-person meetings with representatives of the portfolio management team for each Fund (usually a portfolio manager), during which each representative reviews, among other items, performance information, attribution analyses, and the portfolio manager's investment outlook. The directors also receive written monthly and quarterly performance information for each Fund.

In conjunction with their consideration of renewal of the management agreement, the directors received a more detailed performance report about each Fund from Lipper. These reports compared each Fund's performance to both a relatively small group of similar funds selected by Lipper (the "Lipper performance group"), as well as to all funds in the applicable Lipper category (the "Lipper performance universe").

Worldwide Growth Fund's performance for the one-year period ended December 31, 2005 placed it in the fourth quintile of its Lipper performance group and in the third quintile of its Lipper global large-cap growth fund performance universe. The Fund's performance for the three-year period ended December 31, 2005 placed it in the second quintile of both its Lipper performance group and universe. For the six-month, one-year and three-year periods ended June 30, 2006, the Fund's performance placed it in the second quintile of both its Lipper performance group and its Lipper performance universe. The directors deemed these more recent relative performance results to be satisfactory, but stressed the importance to Founders of the need for the Fund to continue to seek to maintain a strong performance record.

After consideration of all relevant information and data, the directors concluded that although past performance cannot be a guaranty of future performance, each Fund and its shareholders would continue to benefit from Founders' investment management of the Fund. The directors further determined:

- That although certain of the Funds have experienced performance difficulties, Founders has focused its efforts upon improving the performance records of the Funds and will continue to seek improvement; and

- That the materials provided by Lipper demonstrated that most of the Funds maintained satisfactory performance quintile rankings in their respective comparison groups and comparison universes, with six of the eight Funds placing in the top two quintiles of their respective Lipper performance universes for the three-years ended December 31, 2005, and five of the eight Funds placing in the top two quintiles for the six months ended June 30, 2006.

Costs of the Services to be Provided and Profits to be Realized by Founders and Its Affiliates from Founders' Relationship With the Funds

The directors recognized that on a quarterly basis, they receive information with respect to each Fund's expenses. The directors carefully review and discuss the expense ratios for all classes of shares of each Fund at each of their quarterly meetings throughout the year.

In conjunction with their annual consideration of renewal of the Funds' management agreement and other service arrangements, the directors received information from Lipper which included graphs for each Fund that provided outlines of contractual management fees at common asset levels, actual management fees, actual non-management expenses and actual total Fund expenses, each graph comparing the relevant information of each Fund with each Fund's Lipper performance group.

The directors noted that for the period ended December 31, 2005, Worldwide Growth Fund's management fees ranked in the fourth quintile of its Lipper performance group, with the Fund's fees the 11th lowest of 14 "peer funds." The Fund's contractual management fees at a common asset level were determined by Lipper to be lower than four of the 14 funds in its group. The Fund's management fees were in the fourth quintile of its Lipper expense universe.

The directors also considered a brochure provided by Lipper which included information with respect to the profitability of the mutual fund advisory activities conducted by a number of publicly-held corporations. Lipper also prepared an analysis providing detailed information with respect to the types of services rendered to various mutual fund complexes under their respective investment advisory contracts.

The directors had been provided with extensive materials with respect to the profitability derived by Founders from providing investment advisory and other services to the Funds as a group and to each Fund individually.

The directors further considered certain indirect benefits received by Founders and its affiliates from providing investment advisory services to the Funds. These included the following:

- Since Founders manages several non-Fund accounts in a style that is similar to that used for certain of the Funds, Founders and its affiliates realize certain efficiencies in performing the portfolio management, trading and operational functions related to those accounts;

- The Funds' brokerage transactions may be executed with brokers that provide research and brokerage services to Founders and its affiliates. These research and brokerage services may be useful to Founders and its affiliates in providing investment services to any of the clients they advise, not just the Funds; and

- Founders receives fees for providing accounting services to the Funds, and affiliates of Founders receive various fees for providing underwriting, shareholder, transfer agency, custody and cash management services to the Funds.

The directors also reviewed a table listing the Funds and corresponding subadvisory accounts managed by Founders, and their respective fee schedules. In their review of this table, the directors noted that Founders provides many services to the Funds in fulfilling its responsibilities under the management agreement that it does not provide to entities for which Founders has assumed subadvisory duties. The directors concluded that the fees paid to Founders under the management agreement are reasonable in relation to the nature and extent of the services provided by Founders to the Funds under the agreement.

After deliberation and discussion of Fund fees and expenses, the directors determined:

- That upon review of the advisory fee structures of the Funds in comparison with the competitive performance groups selected by Lipper, the levels of investment advisory fees paid by the Funds were deemed to be acceptable;

- That the expense ratios of the Funds are acceptable and that Founders continually reviews each Fund's total expense ratio and has initiated voluntarily expense caps and fee waivers for certain Funds to reduce their expense ratios;
- That the majority of the Funds' expense ratios increased in 2005 from those experienced in 2004, primarily as a result of declines in Fund assets; and
- That the comparative fee and expense information included in the materials provided by Lipper supports the determination that the advisory and other fees payable by the Funds to Founders and its affiliates are essentially fees which would be similar to those which would have resulted solely from "arm's-length" bargaining.

With respect to profitability to Founders, the directors reviewed the adviser profitability analysis provided by Lipper, which demonstrated that Founders' 2005 profitability from providing management services to the Funds was reasonable in comparison to the entities included in the Lipper analysis.

The directors were also advised by independent counsel of the profitability percentage ranges determined by court cases to be acceptable and determined that Founders' profitability percentage for providing management and other services to the Funds was reasonable.

The directors concluded that Founders' profits from providing management services to the Funds were reasonable in relationship to the overall services which Founders provides.

Economies of Scale

The directors reviewed information provided by Founders which summarized the extent, if any, that both Founders and the Funds would achieve certain economies of scale if the assets of the Funds were to increase.

After review and discussion, the directors considered the extent to which economies of scale and common management are shared with each Fund, including the economies that would be realized from the growth of each Fund's assets. After such consideration, the directors determined that all of the Funds have structured breakpoints in their advisory fees, which result in fee reductions as the assets of each Fund reach defined levels, and that such fee reductions, when implemented, would benefit all of the applicable Fund's shareholders through decreases in the Fund's expense ratio.

Dedication to Regulatory Requirements and Restrictions

An important factor in the directors' consideration of renewal of the Funds' management agreement with Founders included the directors' recognition of the dedication by Founders of stringent adherence to regulatory requirements and restrictions. The directors determined that Founders is dedicated to compliance with all applicable rules and regulations and that the systems of controls which are in place to ensure that the service providers to the Funds, including Founders, and the Funds themselves, maintain strict adherence to the law are excellent.

Overall Conclusions

The directors determined that they are generally satisfied with the performance of the Funds and with the quality of the advisory and other services being provided by Founders and its affiliates to the Funds. The directors recognized that overall Fund performance has improved in recent years and that efforts are being and will continue to be made to enhance such improvements and to maintain Fund expense ratios at reasonable and acceptable levels.

The directors concluded that continuation of the current management agreement between each Fund and Founders, which would enable each Fund to continue to receive investment advisory services from Founders, is in the best interests of each Fund and its shareholders, the services to be performed under the management agreement are services required for the operations of the Funds, Founders has provided satisfactory investment management services to the Funds in the past, and the fees for the management services which Founders will perform will be within the range of what would have been negotiated at arm's length in light of the circumstances.

YOUR BOARD REPRESENTATIVES (Unaudited)

The Board of Directors of the Company oversees all 8 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund 's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they retire (normally at age 75, but subject to extension to age 80), resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 73. Year elected to the Board: 1970

Board Chairman. Founding Chairman, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank, Houston. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, CFA Institute. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation. Chairman-elect, University of Texas Health Science Center.

Alan S. Danson, 67. Year elected to the Board: 1991

Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Director, Gore Range Natural Science School and The Les Streeter Program, Inc., both of which are non-profit organizations.

Robert P. Mastrovita, 62. Year elected to the Board: 1998

Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 70. Year elected to the Board: 1996

President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable

Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 68. Year elected to the Board: 1998

Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Martha A. Solis-Turner, 46. Year elected to the Board: 2005

Formerly, Telecommunications Director, Wholesale Markets (1995 to 2001), and Manager (1990 to 1995), Qwest Communications International Inc. Board member and Treasurer, Mile High Montessori Early Learning Centers (2002 to present), and formerly, Board member (1995 to 2004) and Vice President (2002 to 2004), Curtis Park Community Center, both of which are non-profit organizations.

Principal Officers

Thomas F. Eggers, 54. President and Principal Executive Officer of the Funds since 2006. Founders' Chairman of the Board, President and Chief Executive Officer. President, Chief Executive Officer and a Director of Dreyfus. Chairman of the Board and Chief Executive Officer of Dreyfus Service Corporation ("DSC") since 2005. Formerly, President of Scudder Investments (2002 to 2005). Previously employed by Dreyfus from 1996 to 2002, including as President from 2001 to 2002.

David L. Ray, 49. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President, Chief Operating Officer and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 51. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President-Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Jennifer L. Carnes, 35. Treasurer, Principal Financial Officer and Principal Accounting Officer of the Funds since 2006. Manager of Fund Administration for Founders since 2006. Formerly, Founders' Supervisor of Corporate Actions and Pricing (2002 to 2006), and Corporate Actions and Pricing Specialist (2000 to 2002).

Janelle E. Belcher, 48. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President - Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Eric D. Naviloff, 38. Assistant Treasurer since 2006. Senior Accounting Manager - Taxable Fixed-Income Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1992.

Robert S. Robol, 42. Assistant Treasurer since 2006. Senior Accounting Manager - Money Market and Municipal Bond Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1988.

Robert Svagna, 39. Assistant Treasurer since 2006. Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 91 investment companies (comprised of 205 portfolios) managed by Dreyfus. Employed by Dreyfus since 1990.

William G. Germenis, 36. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the back cover, except for Messrs. Eggers, Naviloff, Robol, Svagna and Germenis, who can be contacted at The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling 1-800-525-2440 (Class F shareholders) or 1-800-554-4611 (all other shareholders).

For More Information

**Dreyfus Founders
Worldwide Growth Fund**

Manager

Founders Asset
Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

For Class F shareholders

Telephone Call your financial representative or 1-800-525-2440

Mail Dreyfus Founders Funds, Inc.
P.O. Box 55360, Boston, MA 02205-8252

For Class A, B, C, R and T shareholders

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.founders.com, http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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